UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. November 23, 2022.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports the translation of its financial statements for the nine months ended September 30, 2022, the Spanish version of which was filed with the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero or “CMF”) on November 16, 2022.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of and for the periods ended

September 30, 2022

Sociedad Química y Minera de Chile S.A. and Subsidiaries

In Thousands of United States Dollars

This document includes:

-	Consolidated Interim Statements of Financial Position

-	Consolidated Interim Statements of Income

-	Consolidated Interim Statements of Comprehensive Income

-	Consolidated Interim Statements of Cash Flows

-	Consolidated Interim Statements of Changes in Equity

-	Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements September 30, 2022

Table of Contents – Consolidated Financial Statements

Notes to the Consolidated Interim Financial Statements September 30, 2022

Notes to the Consolidated Interim Financial Statements September 30, 2022

Notes to the Consolidated Interim Financial Statements September 30, 2022

Notes to the Consolidated Interim Financial Statements September 30, 2022

27.2	Current tax liabilities	183
27.3	Income tax and deferred taxes	184
Note 28	Events occurred after the reporting date	192
28.1	Authorization of the financial statements	192
28.2	Disclosures on events occurring after the reporting date	192

Notes to the Consolidated Interim Financial Statements September 30, 2022

Consolidated Interim Classified Statements of Financial Position

		As of September 30, 2022 (Unaudited)	As of December 31, 2021 (Audited)
ASSETS	Note N°	ThUS$	ThUS$
Current Assets
Cash and cash equivalents	10.1	3,506,235	1,515,051
Other current financial assets	13.1	305,996	919,049
Other current non-financial assets	17	212,308	69,870
Trade and other receivables, current	13.2	1,032,086	654,073
Trade receivables due from related parties, current	12.5	99,970	86,152
Current inventories	11	1,661,960	1,183,776
Current tax assets	27.1	130,644	157,542
Total current assets other than those classified as held for sale or disposal		6,949,199	4,585,513
Non-current assets or groups of assets classified as held for sale		321	582
Total non-current assets held for sale		321	582
Total current assets		6,949,520	4,586,095

Non-current assets
Other non-current financial assets	13.1	8,813	9,268
Other non-current non-financial assets	17	38,173	33,487
Non-current trade receivables	13.2	1,518	6,172
Investments classified using the equity method of accounting	8.1-9.1	51,440	39,824
Intangible assets other than goodwill	15.1	169,949	179,658
Goodwill	15.1	967	34,596
Property, plant and equipment net	16.1	2,503,878	2,012,225
Right-of-use assets	14.1	58,147	52,608
Non-current tax assets	27.1	127,114	90,364
Deferred tax assets	27.3	343,729	-
Total non-current assets		3,303,728	2,458,202
Total assets		10,253,248	7,044,297

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Consolidated Interim Classified Statements of Financial Position

		As of September 30, 2022 (Unaudited)	As of December 31, 2021 (Audited)
Liabilities and Equity	Note N°	ThUS$	ThUS$
Current liabilities
Other current financial liabilities	13.4	424,126	51,305
Lease liabilities, current	14.2	9,939	7,704
Trade and other payables, current	13.5	646,990	279,650
Other current provisions	19.1	1,050,059	317,666
Current tax liabilities	27.2	386,672	166,935
Provisions for employee benefits, current	18.1	24,658	26,775
Other current non-financial liabilities	19.4	732,023	141,674
Total current liabilities		3,274,467	991,709
Non-current liabilities
Other non-current financial liabilities	13.4	2,195,495	2,587,732
Non-current lease liabilities	14.2	47,658	46,519
Non-current trade and other payables	13.5	827	3,813
Other non-current provisions	19.1	58,011	61,038
Deferred tax liabilities	27.3	-	110,416
Non-current provisions for employee benefits	18.1	31,536	27,099
Total non-current liabilities		2,333,527	2,836,617
Total liabilities		5,607,994	3,828,326

Equity
Equity attributable to owners of the Parent	20
Share capital		1,577,643	1,577,643
Retained earnings		3,079,015	1,648,032
Other reserves		(47,978)	(44,155)
Equity attributable to owners of the Parent		4,608,680	3,181,520
Non-controlling interests		36,574	34,451
Total equity		4,645,254	3,215,971
Total liabilities and equity		10,253,248	7,044,297

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Consolidated Interim Statements of Income (Unaudited)

		For the period from January to September of the year		For the period from July to September of the year
		2022	2021	2022	2021
Consolidated Interim Statements of Income	Note N°	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	23.1	7,576,979	1,778,023	2,958,348	661,551
Cost of sales	23.2	(3,482,224)	(1,230,689)	(1,325,684)	(436,764)
Gross profit		4,094,755	547,334	1,632,664	224,787
Other income	23.3	7,582	16,064	2,665	1,325
Administrative expenses	23.4	(102,343)	(83,865)	(35,399)	(29,982)
Other expenses	23.5	(56,264)	(39,655)	(31,762)	(25,095)
Impairment of financial assets and reversal of impairment losses	23.7	(5,745)	282	2,712	925
Other (losses)	23.6	(364)	(3,798)	(36)	1,069
Profit from operating activities		3,937,621	436,362	1,570,844	173,029
Finance income	23.10	17,912	2,852	8,238	966
Finance costs	16-23.9	(65,413)	(58,613)	(16,605)	(19,280)
Share of profit of associates and joint ventures accounted for using the equity method	8.1-9.3	17,499	7,330	3,322	1,768
Foreign currency translation differences	25	(26,298)	(12,856)	(11,481)	(4,113)
Profit before taxes		3,881,321	375,075	1,554,318	152,370
Income tax expense	27.3	(1,119,584)	(105,888)	(451,498)	(43,808)
Net profit		2,761,737	269,187	1,102,820	108,562
Profit attributable to:
Profit attributable to Owners of the Parent		2,755,287	263,876	1,099,906	106,103
Profit attributable to Non-controlling interests		6,450	5,311	2,914	2,459
		2,761,737	269,187	1,102,820	108,562

		For the period from January to September of the year		For the period from July to September of the year
		2022	2021	2022	2021
Earnings per share	Note N°	ThUS$	ThUS$	ThUS$	ThUS$
Common shares
Basic earnings per share (US$ per share)		9.6461	0.9238	3.8507	0.3715
Diluted common shares
Earnings per share (US$ per share)		9.6461	0.9238	3.8507	0.3715

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Consolidated Interim Statements of Comprehensive Income (Unaudited)

	For the period from January to September of the year		For the period from July to September of the year
	2022	2021	2022	2021
Consolidated Interim Statements of Comprehensive Income	ThUS$	ThUS$	ThUS$	ThUS$
Net profit	2,761,737	269,187	1,102,820	108,562
Items of other comprehensive income that will not be reclassified to profit for the year, before taxes
Gains from measurements of defined benefit plans	637	3,772	569	(627)
Gains from financial assets measured irrevocably at fair value through other comprehensive income	(574)	(10,663)	(4,779)	2,688
Total other comprehensive income that will not be reclassified to profit for the year, before taxes	63	(6,891)	(4,210)	2,061
Items of other comprehensive income that will be reclassified to profit for the year, before taxes
Foreign currency exchange gains	(208)	4,340	(180)	2,210
Gains from cash flow hedges	(4,882)	(55,289)	(31,495)	(34,845)
Total other comprehensive income that will be reclassified to profit for the year	(5,090)	(50,949)	(31,675)	(32,635)
Other items of other comprehensive income, before taxes	(5,027)	(57,840)	(35,885)	(30,574)
Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year
Income tax related to measurement of defined benefit pension plans through other comprehensive income	63	(610)	82	170
Income tax related to gains on financial assets measured irrevocably at fair value through other comprehensive income	155	3,437	1,290	(726)
Total income tax relating to components of other comprehensive income that will be not reclassified to profit for the year	218	2,827	1,372	(556)
Income taxes relating to components of other comprehensive income that will be reclassified to profit for the year
Income tax related to gains on cash flow hedges	1,334	14,928	8,504	9,408
Total income tax relating to components of other comprehensive income that will be reclassified to profit for the year	1,334	14,928	8,504	9,408

Total other comprehensive income	(3,475)	(40,085)	(26,009)	(21,722)
Total comprehensive income	2,758,262	229,102	1,076,811	86,840
Comprehensive income attributable to
Comprehensive income attributable to owners of the parent	2,751,464	223,302	1,073,831	84,010
Comprehensive income attributable to non-controlling interest	6,798	5,800	2,980	2,830
	2,758,262	229,102	1,076,811	86,840

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Consolidated Interim Statements of Cash Flows (Unaudited)

		For the period from January to September of the year
		2022	2021
Consolidated Interim Statements of Cash Flows	Note N°	ThUS$	ThUS$
Cash flows from (used in) operating activities
Classes of cash receipts from operating activities
Cash receipts from sales of goods and rendering of services		8,030,510	1,764,488
Cash receipts from premiums and benefits, annuities and other benefits from policies entered		1,129	2,377
Cash receipts derived from sub-leases		106	1,524
Classes of Payments
Cash payments to suppliers for the provision of goods and services		(3,771,408)	(1,230,477)
Cash payments relating to variable leases		(2,441)	(777)
Other payments related to operating activities		(13,222)	(13,239)
Net cash generated from operating activities		4,244,674	523,896
Dividends received		5,321	1,814
Interest paid		(89,700)	(64,298)
Interest paid on lease liabilities		(927)	(1,110)
Interest received		13,517	2,967
Income taxes paid		(1,282,964)	(99,015)
Other cash (outflows) inflows (1)		49,878	54,595
Net cash generated from operating activities		2,939,799	418,849

Cash flows from (used in) investing activities
Proceeds from the sale of equity instruments		4,745	16,413
Payments to obtain control of subsidiaries and other businesses		(18,866)	-
Proceeds from the sale of property, plant and equipment		85	79
Acquisition of property, plant and equipment		(621,570)	(284,642)
Proceeds from sales of intangible assets		2,586	12,309
Proceeds related to futures, forward options and swap contracts		41,326	199
Loans to related parties		1,735	15,000
Cash flows proceeds from the sale of interests in joint ventures		-	13,085
Purchase of other long-term assets		(6,714)	(5,689)
Other cash (outflows) inflows (2)		620,510	(427,458)
Cash flow used in investing activities		23,837	(660,704)

(1) Other inflows (outflows) of cash from operating activities include net increases (decreases) of value added tax, banking expenses, expenses associated with obtaining loans and taxes associated with interest payments.

(2) Other inflows (outflows) of cash include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Consolidated Interim Statements of Cash Flows (Unaudited)

		For the period from January to September of the year
		2022	2021
Consolidated Interim Statements of Cash Flows	Note N°	ThUS$	ThUS$
Cash flows generated from (used in) financing activities
Repayment of lease liabilities		(7,635)	(6,254)
Proceeds from long-term loans		-	700,000
Payment of borrowings		(14,110)	(14,110)
Payed dividends		(829,983)	(167,427)
Capital stock increase		-	1,100,314
Net cash generated from financing activities		(851,728)	1,612,523

Net Increase in cash and cash equivalents before the effect of changes in the exchange rate		2,111,908	1,370,668
Effects of exchange rate fluctuations on cash and cash equivalents		(120,724)	(14,727)
Increase in cash and cash equivalents		1,991,184	1,355,941
Cash and cash equivalents at beginning of period		1,515,051	509,102
Cash and cash equivalents at end of period	10	3,506,235	1,865,043

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Consolidated Interim Statements of Changes in Equity (Unaudited)

Consolidated Interim Statements of	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
Changes in Equity	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2022	1,577,643	(7,913)	(34,025)	(11,146)	(4,174)	(57,258)	13,103	(44,155)	1,648,032	3,181,520	34,451	3,215,971
Net profit	-	-	-	-	-	-	-	-	2,755,287	2,755,287	6,450	2,761,737
Other comprehensive income	-	(565)	(3,548)	(419)	709	(3,823)	-	(3,823)	-	(3,823)	348	(3,475)
Comprehensive income	-	(565)	(3,548)	(419)	709	(3,823)	-	3,823	2,755,287	2,751,464	6,798	2,758,262
Dividends (1)	-	-	-	-	-	-	-	-	(1,324,304)	(1,324,304)	(4,675)	(1,328,979)
Total changes in equity	-	(565)	(3,548)	(419)	709	(3,823)	-	3,823	1,430,983	1,427,160	2,123	1,429,283
Equity as of September 30, 2022	1,577,643	(8,478)	(37,573)	(11,565)	(3,465)	(61,081)	13,103	(47,978)	3,079,015	4,608,680	36,574	4,645,254

Consolidated Interim Statements of	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
Changes in Equity	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2021	477,386	(11,569)	4,491	6,872	(8,680)	(8,886)	16,318	7,432	1,638,267	2,123,085	39,493	2,162,578
Net Profit	-	-	-	-	-	-	-	-	263,876	263,876	5,311	269,187
Other comprehensive income	-	3,881	(40,361)	(7,226)	3,132	(40,574)	-	(40,574)	-	(40,574)	489	(40,085)
Comprehensive income	-	3,881	(40,361)	(7,226)	3,132	(40,574)	-	(40,574)	263,876	223,302	5,800	229,102
Sale of equity instruments irrevocably recognized in OCI	-	-	-	(9,764)	-	(9.764)	-	(9,764)	9,764	-	-	-
Dividends (1)	-	-	-	-	-	-	-	-	(157,774)	(157,774)	(6,467)	(164,241)
Capital stock increase	1,100,314	-	-	-	-	-	-	-	-	1,100,314	-	1,100,314
Other (decrease) increase in equity	-	-	-	-	-	-	(3,418)	(3,418)	-	(3,418)	-	(3,418)
Total changes in equity	1,100,314	3,881	(40,361)	(16,990)	3,132	(50,338)	(3,418)	(53,756)	115,866	1,162,424	(667)	1,161,757
Equity as of September 30, 2021	1,577,700	(7,688)	(35,870)	(10,118)	(5,548)	(59,224)	12,900	(46,324)	1,754,133	3,285,509	38,826	3,324,335

(1)	See Note 20.7

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Glossary

The Following capitalized terms in these financial statements (including their notes) will have the following meaning:

“ADS’’ American Depositary Shares;

“CAM’’ Arbitration and Mediation Center of the Santiago Chamber of Commerce;

“CCHEN’’ Chilean Nuclear Energy Commission;

“CCS’’ cross currency swap;

“CINIIF’’ International Financial Reporting Interpretations Committee;

“CMF’’ Financial Market Commission;

“Directors’ Committee” The Company’s Directors’ Committee;

“Corporate Governance Committee’’ The Company’s Corporate Governance Committee;

“Health, Safety and Environment Committee’’ The Company’s Health, Safety and Environment Committee;

“Lease Agreement’’ the mining concessions lease agreement signed by SQM Salar and Corfo in 1993, as subsequently amended;

“Project Contract” project contract for Salar de Atacama undersigned by Corfo and SQM Salar in 1993, as subsequently amended”;

“Corfo” Chilean Economic Development Agency;

“DCV’’ Central Securities Depository;

“DGA’’ General Directorate of Water Resources;

“Board” The Company’s Board of Directors;

“Dollar’’ o “US$’’ Dollars of the United States of America;

“DPA’’ Deferred Prosecution Agreement;

“EIEP’’ Passive foreign investment company;

“United States” United States of America;

“FNE’’ Chilean National Economic Prosecutor’s Office;

“Management’’ the Company’s management;

“SQM Group’’ The corporate group composed of the Company and its subsidiaries

“Pampa Group’’ Jointly the Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada;

“IASB’’ International Accounting Standards Board;

“SSI’’ Staff severance indemnities;

Notes to the Consolidated Interim Financial Statements September 30, 2022

“IFRIC’’ International Financial Reporting Interpretations Committee;

“IPC” Consumer Price Index;

“IRS” interest rate swap;

“Securities Market Law” Securities Market Law No. 18,045;

“Corporate Law” Ley 18,046 on corporations;

“ThUS$” thousands of Dollars;

“MUS$” millions of Dollars;

“IAS” International Accounting Standard;

“IFRS” International Financial Reporting Standard;

“ILO” International Labor Organization;

“WHO” World Health Organization;

“Pesos’’ or “Ch$” Chilean pesos, legal tender in Chile;

“SEC’’ Securities and Exchange Commission;

“Sernageomin’’ National Geology and Mining Service;

“SIC’’ Standard Interpretations Committee;

“SII” Chilean Internal Revenue Service;

“SMA” Environmental Superintendent’s Office;

“Company” Sociedad Química y Minera de Chile S.A.;

“SQM Industrial” SQM Industrial S.A.;

“SQM NA” SQM North America Corporation;

“SQM Nitratos” SQM Nitratos S.A.;

“SQM Potasio” SQM Potasio S.A.;

“SQM Salar” SQM Salar S.A.;

“Tianqi” Tianqi Lithium Corporation; and

“UF” Unidad de Fomento (a Chilean Peso based inflation indexed currency unit);

“WACC” Weighted Average Cost of Capital.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 1	Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. is an open stock corporation founded under the laws of the Republic of Chile and its Chilean Tax Identification Number is 93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the public notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM’s headquarters are located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile, The Company’s telephone number is +(56 2) 2425-2000.

The Company is registered in the CMF under number 184 of March 18, 1983 and is therefore subject to oversight by that entity.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique, Level 1, 225 Dt Georges Tce Perth WA 6000, Australia.

1.3	Codes of main activities

The codes of the main activities as established by the CMF, as follows:

●	1700 (Mining)

●	2200 (Chemical products)

●	1300 (Investment)

1.4	Description of the nature of operations and main activities

The products of the Company are mainly derived from mineral deposits found in northern Chile where mining takes place and caliche and brine deposits are processed.

(a) Specialty plant nutrition: Four main types of specialty plant nutrients are produced: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. In addition, other specialty fertilizers are sold including third party products.

(b) Iodine: The Company produces iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components.

(c) Lithium: The Company produces lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, and it is an important ingredient in the manufacture of gunpowder, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

Notes to the Consolidated Interim Financial Statements September 30, 2022

(d) Industrial chemicals: The Company produces three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material to produce of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used oil drilling, and to produce carrageenan.

(e) Potassium: The Company produces potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.

(f) Other products and services: The Company also sells other fertilizers and blends, some of which we do not produce, mainly potassium nitrate, potassium sulfate and potassium chloride. This business line also includes revenue from commodities, services, interests, royalties and dividends.

Notes to the Consolidated Interim Financial Statements September 30, 2022

1.5	Other background

(a)	Employees

As of September 30, 2022, and December 31, 2021, the workforce was as follows:

	As of September 30, 2022			As of December 31, 2021
Employees	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	32	120	152	33	103	136
Professionals	133	1,953	2,086	117	1,639	1,756
Technicians and operators	323	4,215	4,538	275	3,914	4,189
Total	488	6,288	6,776	425	5,656	6,081

	As of September 30, 2022			As of December 31, 2021
Place of work	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
In Chile	488	5,834	6,322	425	5,246	5,671
Outside Chile	-	454	454	-	410	410
Total	488	6,288	6,776	425	5,656	6,081

(b)	Main shareholders

As of September 30, 2022, there were 1,048 shareholders.

Following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of September 30, 2022, and as of December 31, 2021, in line with information provided by the DCV, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the DCV and informed to the CMF and the Chilean Stock Exchange:

Shareholders as of September 30, 2022	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	71,413,338	50.00%	25.00%
Inversiones TLC SpA (1)	62,556,568	43.80%	-	-	21.90%
Sociedad de Inversiones Pampa Calichera S.A. (2)	44,389,231	31.08%	-	-	15.54%
Potasios de Chile S.A.	18,179,147	12.73%	-	-	6.36%
Banco de Chile via State Street	80,042	0.06%	10,850,630	7.60%	3.83%
Inv. Global Mining (Chile) Ltda.	8,798,539	6.16%	-	-	3.08%
Banco Santander via foreign investor accounts	541,660	0.38%	7,810,555	5.47%	2.92%
AFP Habitat S.A.	-	-	8,253,059	5.78%	2.89%
Banco de Chile non-resident third party accounts	111,432	0.08%	7,258,179	5.08%	2.58%
AFP Cuprum S.A.	-	-	6,059,039	4.24%	2.12%
AFP Capital S.A.	-	-	5,452,966	3.82%	1.91%
AFP Provida S.A.	-	-	5,125,451	3.59%	1.79%

Notes to the Consolidated Interim Financial Statements September 30, 2022

Shareholders as of December 31, 2021	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	67,603,420	47.34%	23.67%
Inversiones TLC SpA (1)	62,556,568	43.80%	-	-	21.90%
Sociedad de Inversiones Pampa Calichera S.A. (2)	44,989,231	31.50%	-	-	15.75%
Potasios de Chile S.A.	18,179,147	12.73%	-	-	6.36%
Banco de Chile via State Street	23,428	0.02%	9,178,379	6.43%	3.22%
Banco Santander via foreign investor accounts	-	-	8,856,091	6.20%	3.10%
Inv. Global Mining (Chile) Ltda.	8,798,539	6.16%	-	-	3.08%
Banco de Chile non-resident third party accounts	445	-	7,939,865	5.56%	2.78%
Banco de Chile via Citi NA New York Clients	67,463	0.05%	4,795,310	3.36%	1.70%
Inversiones la Esperanza de Chile Limitada	4,246,226	2.97%	-	-	1.49%
Larraín Vial S.A. Corredora de Bolsa	125,726	0.09%	3,653,614	2.56%	1.32%
AFP Habitat S.A. for Pension Fund C	-	-	2,914,292	2.04%	1.02%

(1) As reported by DCV, which records the Company’s shareholders’ register as of September 30, 2022 and December 31, 2021, Inversiones TLC SpA, a subsidiary wholly owned Tianqi Lithium Corporation, is the direct owner of 62,556,568 Series A shares of The Company equivalent to 21.90% of SQM’s shares. Tianqi Lithium Corporation it owns 748,820 Series B SQM shares as reported by Inversiones TLC Spa. So as of September 30, 2022, Tianqi Lithium Corporation owns 22.16% of SQM’s total Series A shares and ADS holders of Series B shares. As of December 31, 2021, Tianqi Lithium Corporation holds 23.75% of all SQM shares through Series A shares and ADS holders of Series B shares.

(2) As of December 31, 2021, Sociedad de Inversiones Pampa Calichera S.A. has 47,480,196 Series A and B shares; 2,490,965 Series B shares are held by different brokers. As of September 30, 2022, the Sociedad de Inversiones Pampa Calichera S.A. had 44,989,231 series A shares, although 600,000 of these shares were held in custody by stockbrokers.

1.6	Capital stock increase

On April 28, 2021, the Company completed a US$1.1 billion capital stock increase. The capital stock increase was approved at an extraordinary shareholders’ meeting held by the Company on January 22, 2021. It included a mandatory 30-day pre-emptive rights offering, under Chilean law, to existing holders of the Company’s Series B common stock and a corresponding pre-emptive right offering to existing holders of American Depositary Shares (ADSs). Existing shareholders received transferable share rights to subscribe for shares of Series B common stock at a subscription price of US$50 per share and the share rights were traded in Chile on the Santiago Stock Exchange and the Electronic Stock Exchange. Existing ADS holders received transferable ADS rights to subscribe for ADSs at a subscription price of US$50 per ADS and the ADS rights were traded in the U.S. on the New York Stock Exchange. The pre-emptive rights offerings ended on April 24, 2021 with respect to the share rights in Chile and on April 19, 2021 with respect to the ADS rights in the U.S. Of the 22,441,932 new Series B shares offered in the pre-emptive rights offerings, a total of 21,687,549 Series B shares (including shares in the form of ADSs), i.e. almost 97% of the Serie B shares offered, were subscribed in the preemptive rights offerings. The remaining 754,383 Series B shares that were not subscribed for in the pre-emptive rights offerings were offered and placed in auctions conducted through the Santiago Stock Exchange to investors in Chile and outside Chile (including in the United States) on April 28, 2021, at an average price of approximately US$54 per share.

As of April 28, 2021, contributed capital is US$ 1.1 billion net of expenses and others for ThUS 24,503.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 2	Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

(a)	Consolidated Interim Statements of Financial Position as of September 30, 2022 and December 31, 2021.
(b)	Consolidated Interim Statements of Income for the nine-month periods ended September 30, 2022 and 2021.
(c)	Consolidated Interim Statements of Comprehensive Income for the nine-month periods ended September 30, 2022 and 2021.
(d)	Consolidated Interim Statements of Changes in Equity for the nine-month periods ended September 30, 2022 and 2021.
(e)	Consolidated Interim Statements of Cash Flows for the nine-month periods ended September 30, 2022 and 2021.

2.2	Consolidated financial statements

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with IFRS and represent the full, explicit and unreserved adoption of IFRS, issued by the International Accounting Standards Board.

These consolidated interim financial statements fairly reflect the Company’s financial position, as of September 30, 2022, and December 31, 2021, the comprehensive results of operations, changes in equity and cash flows occurring for the periods ended as of September 30, 2022 and 2021.

IFRS establish certain alternatives for their application, those applied by the Company are detailed in this Note and Note 3.

The accounting policies used in the preparation of these consolidated annual accounts comply with each IFRS in force at their date of presentation.

Notes to the Consolidated Interim Financial Statements September 30, 2022

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

(a)	Inventories are recorded at the lower of cost and net realizable value.
(b)	Financial derivatives measured at fair value.
(c)	Certain financial investments measured at fair value with an offsetting entry in other comprehensive income.

2.4	Accounting pronouncements

New accounting pronouncements

(a)	The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2022:

Amendments and improvements	Description	Mandatory for annual periods beginning on or after
Reference the Conceptual Framework, amendments to IFRS 3.	Minor changes were made to the IFRS 3 “Business Combinations” to update the references to the conceptual framework for financial reporting without changing the requirements for business combinations.	01-01-2022

Amendment to IAS 16, “Property, Plant and Equipment.”	Prohibits a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss.	01-01-2022

Amendment to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”.	Clarifies for onerous contracts what unavoidable costs a company must include to evaluate whether a contract generates losses.	01-01-2022

Annual Improvements to IFRS Standards 2018-2020 The following improvements were finalized in May 2020:

IFRS 9 Financial Instruments.	Clarifies what fees must be included in the “10 percent” test when evaluating whether to derecognize a financial liability	01-01-2022

IFRS 16 Leases	The amendment to illustrative example 13 removes the illustration of the reimbursement of improvements to the leased asset made by the lessor to resolve any potential confusion in the treatment of lease incentives.	01-01-2022

Management determined that the adoption of the aforementioned standards, amendments and interpretations did not significantly impact the company’s consolidated financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2022

(b)	Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2022 and which the Company has not adopted early are as follows:

Standards and Interpretations	Description	Mandatory for annual periods beginning on or after
Amendment to IAS 1 “Presentation of financial statements” on classification of liabilities.	These amendments clarify that the liabilities will be classified as current or non-current depending on the rights that exist at the close of the reporting period. The classification is not affected by the expectations of the entity or the events subsequent to the report date (for example, the receipt of a waiver or noncompliance with the pact). The amendment also clarifies what IAS 1 means when referring to “liquidation” of a liability. The amendment must be applied retroactively in accordance with IAS 8. Effective date of application January 1, 2022; however, such date was deferred to January 1, 2024.	01-01-2024

Amendments to IAS 1: “Presentation of the Financial Statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors”.	The amendments are intended to improve disclosures of accounting policies and to help users of financial statements distinguish between changes in accounting estimates and changes in accounting policies.	01-01-2023

Amendment to IAS 12 - Deferred taxes related to assets and liabilities that arise from a single transaction.	These amendments require companies to recognize deferred taxes on transactions that result in equal amounts in taxable and deductible temporary differences in the initial recognition.	01-01-2023

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”, Published in September 2014.	These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. Earlier application is permitted.	undetermined

Management believes that the adoption of the above standards, amendments and interpretations will not have a significant impact on the Company’s financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2022

2.5	Basis of consolidation

(a)	Subsidiaries

The Company established control as the basis of consolidation of its financial statements. The Company controls a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

The consolidation of a subsidiary starts when the Group controls it and it is no longer included in the consolidation when this control is lost.

Subsidiaries are consolidated through a line by line method, adding items that represent assets, liabilities, income and expenses with a similar content, and eliminating operations between companies within the SQM Group.

Results for dependent companies acquired or disposed of during the period are included in the consolidated accounts from the date on which control is transferred to the SQM Group or until the date when this control ends, as relevant.

To account for an acquisition of a business, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, equity securities issued, and incurred or assumed liabilities at the date of exchange. Assets, liabilities and contingencies identifiable assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure the non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquire.

The details of the consolidated companies can be found in Note 7.

2.6	Investments in associates and joint ventures

Investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

(a)	Joint operations

The Company recognizes its direct right to the assets, liabilities, income and expenses of the joint arrangement.

(b)	Joint ventures and investments in associates

Interests in companies over which joint control is exercised (joint ventures) or where an entity has significant influence (associates) are recognized using the equity accounting method. Significant influence is presumed when the investor owns over 20% of the investee’s share capital. The investment is recognized using this method in the statement of financial position at cost plus changes subsequent to acquisition and includes the proportional share of the associate’s equity. For these purposes, the percentage interest in the associate is used. The associated acquired goodwill is included in the investee’s book value and is not amortized. The debit or credit to the income statement reflects the proportional share of the profit or loss of the associate.

Unrealized gains from transactions with joint ventures or associates are eliminated in accordance with the Company’s percentage interest in such entities. Any unrealized losses are also eliminated, unless that transaction provides evidence that the transferred asset is impaired.

Changes in associate’s or joint ventures equity are recognized proportionally with a charge or credit to “Other Reserves” and are classified according to their origin. The reporting dates of the associate or joint ventures, the Company and related policies are similar for equivalent transactions and events in similar circumstances. In the event that significant influence is lost, or the investment is sold, or held for sale, the equity method is suspended, not recognizing the proportional share of the gain or loss. If the resulting value under the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless there is a commitment by the Company to restore the capital position of the Company, in which case the related risk provision and expense are recorded.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Dividends received by these companies are recorded by reducing the value of the investment and are shown in cash flows from operating activities, and the proportional share of the gain or loss recognized in accordance with the equity method is included in the consolidated income statement under “Share of Gains (Losses) of Associates and Joint Ventures Accounted for Using the Equity Method”.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 3	Significant accounting policies

3.1	Classification of balances as current and non-current

In the consolidated statement of financial position, balances are classified in consideration of their recovery (maturity) dates; i.e., those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars, without decimal places, which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates. Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.

3.3	Accounting policy for foreign currency translation

(a)	SQM group entities:

The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.

-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.

-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in shareholder’s equity (“foreign currency translation reserve”). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

Notes to the Consolidated Interim Financial Statements September 30, 2022

The main exchange rates and UF used to translate monetary assets and liabilities, expressed in foreign currency at the end and average of each period in respect to U.S. dollars, are as follows:

	Closing exchange rates		Average exchange rates
	As of September 30, 2022	As of December 31, 2021	As of September 30, 2022	As of December 31, 2021
Currencies	ThUS$	ThUS$	ThUS$	ThUS$
Brazilian real	5.36	5.57	5.23	5.66
New Peruvian sol	3.99	3.99	3.90	4.04
Japanese yen	144.74	115.18	143.17	113.87
Euro	1.02	0.88	1.01	0.88
Mexican peso	20.08	20.54	20.06	20.90
Australian dollar	1.56	1.38	1.50	1.40
Pound Sterling	0.90	0.74	0.88	0.75
South African rand	18.07	15.94	17.58	15.88
Chilean peso	960.24	844.69	924.12	849.46
Chinese yuan	7.13	6.38	7.03	6.37
Indian rupee	81.34	74.42	80.30	75.40
Thai Baht	37.82	33.32	37.05	33.55
Turkish lira	18.51	13.28	18.31	13.54
Korean Won	1,431.93	1,188.79	1,395.90	1,183.95
Indonesian Rupiah	15,224.00	14,265.00	14,985.15	14,320.57
United Arab Emirates dirham	3.67	3.67	3.67	3.67
Polish Zloty	4,96	4.06	4.66	4.08
UF (*)	35.68	36.69	37.07	36.48

(*) US$ per UF

(b)	Transactions and balances

The Company and each subsidiary’s non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities at each subsidiary denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income until disposal of the investment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

Notes to the Consolidated Interim Financial Statements September 30, 2022

3.4	Consolidated statement of cash flows

Cash equivalents correspond to highly liquid short-term investments that are easily convertible into known amounts of cash and subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows present cash transactions performed during the period, determined using the direct method.

3.5	Financial assets

Management determines the classification of its financial assets at amortized cost or fair value (either through other comprehensive income, or through profit or loss). The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The initial value of the Company’s financial assets valued at fair value through comprehensive income includes the transaction costs that are directly attributable to acquiring that financial asset on the date the Company commits to acquiring it, whereas the transaction costs for financial assets valued at fair value through profit or loss are expensed. The initial value of trade and other receivables that do not include a significant financial component is their transaction price.

After initial recognition, the Company measures its financial assets according to the Company’s business model for managing its financial assets and the contractual terms of its cash flows:

(a)	Financial debt instruments measured at amortized cost. Financial assets that meet the following conditions are included in this category (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and the contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount. The Company’s financial assets that meet these conditions are: (ii) cash equivalents; (iii) related party receivables; (iv) trade debtors; (v) other receivables.

(b)	Financial instruments at fair value. A financial asset should be measured at fair value through profit or loss or fair value through other comprehensive income, depending on the following:

(i)	“Fair Value Through Other Comprehensive Income”: Assets held to collect contractual cash flows and to be sold, where the asset cash flows are only capital and interest payments, are measured at fair value through other comprehensive income. Changes in book values are through other comprehensive income, except for the recognition of impairment losses, interest income and exchange gains and losses, which are recognized in the income statement. When a financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is included in financial income using the effective interest method.

(ii)	“Fair Value Through Profit and Loss”: Financial debt instruments that do not meet the amortized cost or “Fair Value Through Other Comprehensive Income” criteria are valued at “Fair Value Through Profit and Loss”.

(c)	Financial equity assets at fair value through other comprehensive income. Equity instruments that are not classified as held for trading and which the Group has irrevocably chosen to recognize in this category. Amounts presented in other comprehensive income will not be subsequently transferred to profit or loss.

Notes to the Consolidated Interim Financial Statements September 30, 2022

3.6	Financial assets impairment

The Company evaluates expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment method used depends on whether there has been a significant increase in credit risk.

The Company applies simplified approach to measure expected credit losses using the lifetime expected loss on all trade receivables. Expected credit losses are measured by grouping receivables by their shared credit risk characteristics and days overdue.

The Company has concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for contract assets. Expected loss rates are based on sales payment profiles and historical credit losses within this period. Historical loss rates are adjusted to reflect current expectations and information regarding macroeconomic factors that affect the ability of customers to meet their commitments.

Impairment losses from receivables and contract assets are shown as net impairment losses in the line “Impairment of financial assets and reversal of impairment losses,” see Note 23.7. The subsequent recovery of previously canceled amounts are credited to the same line.

3.7	Financial liabilities

Management determines the classification of its financial liabilities at fair value or at amortized cost. The classification depends on the business model of the entity to manage the financial liabilities and the contractual terms of the cash flows.

At the initial recognition, the Company measures its financial liabilities by their fair value, in the case of a financial liability that is not accounted for at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial liability. After initial recognition, the Company measures its financial liabilities at amortized cost unless the Company, at the initial moment, irrevocably designates the financial liability as measured at fair value through profit or loss.

Financial liabilities measured at amortized cost are commercial accounts payable and other accounts payable and other financial liabilities.

Amortized cost is based using the effective interest rate method. Amortized cost is calculated by considering any premium or discount on the acquisition and includes transaction costs that are an integral part of the effective interest rate.

3.8	Estimated fair value of financial instruments

The fair value of financial assets and liabilities is estimated using the following information. Although the data represent Management’s best estimates, it is subjective and involves significant estimates regarding current economic conditions, market conditions and risk characteristics.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

Fair value estimation for book value

Financial assets and liabilities measured at fair value consist of forwards hedging the mismatch in the balance sheet and cash flows, options hedging the mismatch in the balance sheet and cross currency swaps to hedge bonds issued in local currency (Peso/UF).

The fair value of the Company’s assets and liabilities recognized by cross currency swaps contracts is calculated as the difference between the present value of discounted cash flows of the asset (Peso/UF) and liability (Dollar) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Financial options: the value recognized is calculated using the Black-Scholes method.

Notes to the Consolidated Interim Financial Statements September 30, 2022

In the case of CCS, the entry data used for the valuation models are UF, Peso, Dollar and basis swap rates. In the case of fair value calculations for interest rate swaps, the Forward Rate Agreement rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, for options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts is recognized in the caption finance costs, foreign currency translation gain (loss) or cash flow hedge reserve in the statement of comprehensive income, depending on each particular case.

Estimate of fair value for reporting purposes

●	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

●	The fair value of current trade receivables is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

●	Payables, current lease liabilities and other current financial liabilities are considered fair value equal to book value due to the short-term maturity of these accounts.

●	The fair value of the debt (long-term secured and unsecured debentures; bonds denominated in local currency (Peso/UF) and foreign currency (Dollar), borrowings denominated in foreign currency (Dollar) and lease liabilities of the Company are calculated at current value of cash flows subtracted from market rates upon valuation, considering the terms of maturity and exchange rates. The UF and Peso rate curves are used as inputs for the valuation model. This information is obtained through from the renowned financial software company, Bloomberg, and the Chilean Association of Banks and Financial Institutions.

Notes to the Consolidated Interim Financial Statements September 30, 2022

3.9	Reclassification of financial instruments

When the Company changes its business model for managing financial assets, it will reclassify all its financial assets affected by the new business model. Financial liabilities cannot be reclassified.

3.10	Financial instruments derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished from the principle responsibility contained in the liability.

3.11	Derivative and hedging financial instruments

The financial instruments Derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

a)	Fair value hedge of assets and liabilities recognized (fair value hedges).

b)	Hedging of a single risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge).

At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 13.3.

Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through profit or loss.

a)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized in profit or loss within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in profit or loss within other income or other expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity using a recalculated effective interest rate.

Notes to the Consolidated Interim Financial Statements September 30, 2022

b)	Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is initially recognized with a debit or credit to other comprehensive income, while any ineffective portion is immediately recognized with a debit or credit to income, as appropriate depending on the nature of the hedged risk. The amounts accumulated in net equity are carried over to results when the hedged items are settled or when these have an impact on results.

When a hedging instrument no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs.

When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

3.12	Derivative financial instruments not considered as hedges

Derivative financial instruments not considered as hedges are recognized at fair value with the effect in the results of the year. The Company has derivative financial instruments to hedge foreign currency risk exposure.

The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of September 30, 2022, and December 31, 2021, the Company does not have any embedded derivatives.

3.13	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis independent of payment date. These are recognized under other non-financial assets current.

3.14	Leases

(a)	Right-of-use assets

The Company recognizes right-of-use assets on the initial lease date (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, adjusted by any new measurement of the lease liability. The cost of right-of-use assets includes the amount of recognized lease liabilities, direct initial costs incurred and lease payments made on the start date or sooner, less the lease incentives received. Unless the Company is reasonably sure it will take ownership of the leased asset at the end of the lease period, the assets recognized through right-of-use are depreciated in a straight line during the shortest period of their estimated useful life and lease period. Right-of-use assets are subject to impairment.

(b)	Lease liabilities

On the lease start date, the Company recognizes lease liabilities measured at present value of lease payments that will be made during the lease period. Lease payments include fixed payments (including payments that are essentially fixed), less incentives for lease receivables, variable lease payments that are dependent on an index or rate and amounts that are expected to be paid as guaranteed residual value. Lease payments also include the exercise price of a purchase option if the Company is reasonably sure it will exercise this and penalty payments for terminating a lease, if the lease period reflects that the Company will exercise the option to terminate. Variable lease payments that are not dependent on an index or rate are recognized as expenses in the period that produces the event or condition that triggers payment.

Notes to the Consolidated Interim Financial Statements September 30, 2022

When calculating the present value of lease payments, the Company uses the incremental borrowing rate on the initial lease date if the interest rate implicit in the lease cannot be determined easily. After the start date, the lease liability balance will increase to reflect the accumulation of interest and will diminish as lease payments are made. Furthermore, the book value of lease liabilities is remeasured in the event of an amendment, a change in the lease period, a change in the fixed lease payments in substance or a change in the assessment to buy the underlying asset.

Payments made that affect lease liabilities are presented as part of the financing activities in the cash flow statement.

(c)	Short-term leases and low-value asset leases

The Company applies the short-term lease recognition exemption to leases with a lease term of 12 months or less starting on the start date and that don’t have a purchase option. It also applies the low-value asset lease recognition exemptions to leases less than the limit specified in the respective accounting standard. Lease payments in short-term leases and low-value asset leases are recognized as lineal expenses during the lease term.

(d)	Significant judgments in the determination of the lease term for contracts with renewal options.

The Company determines the lease term as the non-cancellable period of the lease, together with periods covered by an option to extend the lease if it is reasonably certain that this will be exercised, or any period covered by an option to terminate the lease, if it is reasonably certain that this will not be exercised.

The Company has the option, under some of its leases, to lease assets for additional terms. The Company applies its judgment when assessing whether it is reasonably certain that it will exercise the option to renovate. In other words, it considers all the relevant factors that create an economic incentive for it to exercise the option to renovate. After the start date, the Company reevaluates the lease term if there is a significant event or change in the circumstances that are under its control and affect its capacity to exercise (or not exercise) the option to renovate.

3.15	Inventory measurement

The method used to determine the cost of inventories is the weighted average monthly cost of warehouse storage. In determining production costs for own products, the company includes the costs of labor, raw materials, materials and supplies used in production, depreciation and maintenance of the goods that participate in the production process, the costs of product movement necessary to maintain stock on location and in the condition in which they are found, and also includes the indirect costs of each task such as laboratories, process and planning areas, and personnel expenses related to production, among others.

For finished and in-process products, the company has four types of provisions, which are reviewed quarterly:

(a)	Provision associated with the lower value of stock: The provision is directly identified with the product that generates it and involves three types: (i) provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; (ii) provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; (iii) reprocessing costs of products that are unfeasible for sale due to current specifications.

(b)	Provision associated with physical differences in inventory: A provision is made for differences that exceed the tolerance considered in the respective inventory process (physical and annual inventories are taken for the productive units in Chile and the port of Tocopilla; the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately.

Notes to the Consolidated Interim Financial Statements September 30, 2022

(c)	Potential errors in the determination of stock: The company has an algorithm that is reviewed at least once a year and corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms.

(d)	Provisions undertaken by business subsidiaries: These are historical percentages that are adjusted as zero ground is attained based on normal inventory management.

Inventories of raw materials, materials and supplies for production are recorded at acquisition cost. Cyclical inventories are performed in warehouses, as well as general inventories every three years. Differences are recognized at the moment they are detected. The company has a provision that makes quarterly calculations from percentages associated with each type of material (classification by warehouse and rotation), these percentages use the lower value resulting from deterioration or obsolescence as well as potential losses. This provision is reviewed at least annually, and considers the historical profit and loss obtained in the inventory processes.

3.16	Non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity but separate from equity attributable to the owners of the Parent.

3.17	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. The maturity conditions vary according to the originating transaction.

3.18	Property, plant and equipment

Property, plant and equipment are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

(a)	Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

(b)	The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation and are recorded as a liability and its subsequent variation is recorded directly in results.

Having initially recognized provisions for closure and refurbishment, the corresponding cost is capitalized as an asset in “Property, plant and equipment” and amortized in line with the amortization criteria for the associated assets.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as they are incurred.

Notes to the Consolidated Interim Financial Statements September 30, 2022

The replacement of assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from the daily maintenance of property, plant and equipment are recognized when incurred.

The cost of interest is recognized by applying an average or average weighted interest rate for all financing costs incurred by the Company to the final monthly balances for works underway and complies with the requirements of IAS 23.

Financing costs are not activated for periods that exceed the normal term for acquisition, construction or installation of the property; such is the case for delays, interruptions or temporary suspension of the project due to technical, financial or other problems that make it impossible to leave the property in usable conditions.

3.19	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets and depreciated over their expected useful lives. Useful lives are reviewed on an annual basis.

Fixed assets located in the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030.

In the case of certain mobile equipment, depreciation is performed depending on the hours of operation.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below:

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	Life or average rate in years
Mining assets	3	10	7
Energy generating assets	3	16	9
Buildings	3	25	13
Supplies and accessories	3	10	7
Office equipment	5	10	9
Transport equipment	5	9	7
Network and communication equipment	4	10	5
IT equipment	4	11	7
Machinery, plant and equipment	3	25	13
Other fixed assets	4	20	10

Notes to the Consolidated Interim Financial Statements September 30, 2022

3.20	Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company’s ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in the line item goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

3.21	Intangible assets other than goodwill

Intangible assets other than goodwill mainly relate to water rights, costs for rights of way for electricity lines, software and licensing costs, the development of computer software and mining property and concession rights.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. The Company separates water rights into:

i) Finite rights with amortization using the straight-line method, and

ii) Indefinite rights, which are not amortized, given that these assets represent rights granted in perpetuity to the Company, which are subject to an annual impairment assessment.

(b)	Rights of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines on third party land. These rights are presented under intangible asset. Amounts paid are capitalized at the date of the agreement and amortized in the statement of income, according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received.

The costs of development for IT programs are recognized as assets are amortized over their estimated useful lives.

(d)	Mining property and concession rights

The Company holds mining property and concession rights from the Chilean and Western Australian Governments. Property rights from the State of Chile are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

Notes to the Consolidated Interim Financial Statements September 30, 2022

(e)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

The finite useful life of mining properties is calculated using the productive unit method, except for the mining properties owned by Corfo, which have been leased to the Company and grant it the right to exclusively exploit them until December 31, 2030.

The estimated useful life for software which they are amortized corresponds to the periods defined by the contracts or rights from which they originate.

f)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful life or amortization rate	Minimum Life or Rate	Maximum Life or Rate
Water rights	5 años	Indefinite
Rights of way	Indefinite	Indefinite
Corfo Mining properties (1)	8 años	8 años
Mining rights	Unit-production method
Intellectual property	9 años	9 años
IT programs	2 años	8 años

(1) Mining properties owned by CORFO and leased to the Company, which grant it the exclusive right to exploit them until December 31, 2030.

3.22	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the expenditure was incurred.

3.23	Exploration and evaluation expenses

The Company holds mining concessions for exploration and exploitation of ore, the Company gives the following treatment to expenses associated:

Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and evaluation of the deposit in execution as property, plant and equipment (construction in progress) at its cost. These disbursements include the following items: geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources. If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to profit and loss. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used.

(a) Limestone and metallic exploration

These assets are included in Other Non-Current Non-Financial Assets, and the portion related to the area to be exploited in the year are reclassified to Current Inventory, if applicable. Costs related to metal exploration are charged to profit or loss in the period in which they are recognized if the project assessed doesn’t qualify for consideration as advanced exploration otherwise, these are amortized during the development stage.

(b) Exploration and evaluation at the Mt. Holland Project

Mount Holland exploration and evaluation expenditure is included in Property, plant and equipment, specifically in Construction in Progress.

Notes to the Consolidated Interim Financial Statements September 30, 2022

3.24	Impairment of non-financial assets

Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable, an impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

For assets other than goodwill, the Group annually assesses whether there is any indication that a previously recognized impairment loss may no longer exist or may have decreased. Should such indications exist, the recoverable amount is estimated.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function.

For assets other than goodwill, a previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to profit or loss.

Assets with indefinite lives are assessed for impairment annually.

The current value of future cash flows generated by these assets has been estimated given the variation in sales volumes, market prices and costs, discounted with a WACC rate. For September 30, 2022, the WACC rate was 9.71%.

3.25	Minimum dividend

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual Ordinary Shareholders’ Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined in accordance with CMF regulations), unless and to the extent the Company has a deficit in retained earnings. (See Note 20.5).

3.26	Earnings per share

The basic earnings per share amounts are calculated by dividing the profit for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that would entail the disclosure of diluted earnings per share.

Notes to the Consolidated Interim Financial Statements September 30, 2022

3.27	Other provisions

Provisions are recognized when:

●	The Company has a present, legal or constructive obligation as the result of a past event.
●	It is more likely than not that certain resources must be used, to settle the obligation.
●	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

3.28	Obligations related to employee termination benefits and pension commitments

Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment contracts, except for the United States, details in Note 18.4.

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in “Other Comprehensive Income”.

Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value. The net balance of this obligation is presented under the “Non-Current Provisions for Employee Benefits” (refer to Note 18.4).

3.29	Compensation plans

Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with IFRS 2. Changes in the fair value of options granted are recognized with a charge to payroll in the results for the period (see Note 18.6).

3.30	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during the performance of the Company’s activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Revenues are recognized when the specific conditions for each income stream are met, as follows:

(a)	Sale of goods

The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by the customer, and the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted the products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)	Sale of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.31	Finance income and finance costs

Finance income is mainly composed of interest income from financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets. Borrowing costs and bonds issued are also recognized in profit or loss using the effective interest rate method.

3.32	Current income tax and deferred

Corporate income tax for the year is determined as the sum of current and deferred income taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the period. The Company periodically assesses the positions taken in the determination of taxes with respect to situations in which the applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Company measures its tax balances based on the most probable amount or expected value, depending on which method provides a better prediction of the resolution of uncertainty.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Income tax and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in income or equity, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets is reviewed and recognized only if it is probable that future taxable amounts will be available to allow the recovery of all or a portion of the deferred tax assets.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used. The deferred taxes related to items directly recognized in equity is registered with effect on other comprehensive income and not with effect on income.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

The recognized deferred tax assets refer to the amount of income tax to recover in future periods, related to:

a)	deductible temporary differences;
b)	compensation for losses obtained in prior periods, which have not yet been subject to tax deduction; and
c)	compensation for unused credits from prior periods.

The Company recognizes deferred tax assets when it has the certainty that they can be offset with tax income from subsequent periods, unused tax losses or credits to date, but only when this availability of future tax income is probable and can be used for offsetting these unused tax losses or credits.

The recognized deferred tax liabilities refer to the amount of income tax to pay in a future period, related to taxable temporary differences.

The Company does not recognize deferred tax liabilities in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associates, or with joint ventures, because based on the standard, the two following conditions both apply:

(i)	the parent company, investor or shareholder is capable of controlling the moment of the reversal of temporary differences; and
(ii)	it is probable that the temporary difference will not be reversed in the foreseeable future.

Moreover, the Company does not recognize deferred tax assets for all the deductible temporary differences that originate from investments in subsidiaries, branches and associates, or from joint ventures, because it is unlikely that they meet the following requirements:

(i)	temporary differences are reversed in the foreseeable future; and
(ii)	there is taxable profit available against which temporary differences can be used.

3.33	Operating segment reporting

IFRS 8 requires that companies adopt a management approach to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance that are different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance that are different from those of other segments operating in other economic environments.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Allocation of assets and liabilities, to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated in accordance with the criteria established in the costing process for product inventories to the corresponding segments.

3.34	Primary accounting criteria, estimates and assumptions

Management is responsible for the information contained in these consolidated annual accounts, which expressly indicate that all the principles and criteria included in IFRS, as issued by the IASB, have been applied in full.

In preparing the consolidated financial statements of the Company and its subsidiaries, management has made significant judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

●	Estimated useful lives are determined based on current facts and past experience and take into consideration the expected physical life of the asset, the potential for technological obsolescence, and regulations. (See Notes 3.21, 15 and 16).

●	Impairment losses of certain assets - Goodwill and intangible assets that have an indefinite useful life are not amortized and are assessed for impairment on an annual basis, or more frequently if the events or changes in circumstances indicate that these may have deteriorated Other assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value or value in use often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management (See Notes 15 and 16).

●	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments (See Note 18).

●	Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, considering the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements (See Note 21). If the Company is unable to rationally estimate the obligation or concluded no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but disclosed in the notes to the consolidated financial statements.

●	Volume determination for certain in-process and finished products is based on topographical measurements and technical studies that cover the different variables (density for bulk inventories and density and porosity for the remaining stock, among others), and related allowance.

●	Estimates for obsolescence provisions to ensure that the carrying value of inventory is not in excess of the net realizable Inventory valuation. (See Note 11).

Even though these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively.

3.35	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 4	Financial risk management

4.1	Financial risk management policy

The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of the Company and its subsidiaries with regard to all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, credit risk, and interest rate risk, among others.

There could also be additional risks, which are either unknown or known but not currently deemed to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and in particular, Finance Management, is responsible for constantly assessing the financial risk.

4.2	Risk Factors

(a)	Credit risk

A global economic contraction may have potentially negative effects on the financial assets of the Company, which are primarily made up of financial investments and trade receivables, and the impact on of our customers could extend the payment terms of the Company’s receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or profit and loss of the Company’s operations.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Trade receivables: to mitigate credit risk, the Company maintains active control of collection and requires the use of credit insurance. Credit insurance covers the risk of insolvency and unpaid invoices corresponding to 80% of all receivables with third parties. The credit risk associated with receivables is analyzed in Note 13.2 b) and the related accounting policy can be found in Note 3.6.

Bank Notes: These are negotiable promissory notes issued by a bank payable at maturity. They are accepted based on the credit quality of the issuing banks.

		Rating			As of September 30, 2022
Financial institution	Financial assets	Moody’s	S&P	Fitch	ThUS$
China Construction Bank Corporation	Bank notes	-	A-1	A	1,121
Industrial & Commercial Bank of China Limited	Bank notes	P-1	A-1	Au	1,612
Ping An Bank	Bank notes	P-2	A-2	BB+u	1,965
Bank of Jiujiang	Bank notes	-	-	-	2,006
China Merchants	Bank notes	-	A-2	A-u	5,240
Bank of Ningbo	Bank notes	P-2	-	-	6,498
Bank of China	Bank notes	P-1	A-1	A	16,312
Shanghai Pudong Development Bank	Bank notes	P-2	A-2	BBB	23,219
Industrial Bank	Bank notes	P-2	-	BBB	42,321
Others	Bank notes	-	-	-	2,343
Total					102,637

		Rating			As of December 31, 2021
Financial institution	Financial assets	Moody’s	S&P	Fitch	ThUS$
Agricultural Bank of China	Bank notes	P-1	A-1	A	860
Bank of China Limited	Bank notes	P-1	A-1	A	4,167
Bank of Communications	Bank notes	P-1	A-2	A	7,422
China CITIC Bank Corp Ltd	Bank notes	P-2	A-2	BBBu	2,623
China Construction Bank Corporation	Bank notes	-	A-1	A	7,122
China Everbright Bank Co. Ltd	Bank notes	(P)P-2	A-2	BBB	6,569
China Merchants Bank	Bank notes	-	A-2	A-u	22,628
China Minsheng Bank Corporation	Bank notes	-	A-3	BB+u	784
Industrial & Commercial Bank of China Limited	Bank notes	P-1	A-1	Au	353
Industrial Bank	Bank notes	P-2	-	BBB	6,615
Ping An Bank	Bank notes	P-2	A-2	BB+u	8,391
Shanghai Pudong Development Bank Co. Ltd	Bank notes	P-2	A-2	BBB	7,905
China Development Bank	Bank notes	A1	A-1	F1+u	16,807
Postal Savings Bank of China	Bank notes	-	A-1	A+	4,718
KEB Hana Bank (China)	Bank notes	P-1	A-1	F1+	1,121
Total					98,085

Concentrations of credit risk with regard to trade receivables are reduced, owing to the Company’s large number of clients and their distribution around the globe.

Notes to the Consolidated Interim Financial Statements September 30, 2022

No significant modifications have been made during the period to risk models or parameters used in comparison to December 31, 2021, and no modifications have been made to contractual cash flows that have been significant during this period.

Financial investments: correspond to time deposits whose maturity date is greater than 90 days and less than 360 days from the date of investment, so they are not exposed to excessive market risks. The counterparty risk in implementation of financial operations is assessed on an ongoing basis for all financial institutions in which the Company holds financial investments.

The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if they are available) or historical information on counterparty late payment rates:

		Rating			As of September 30, 2022
Financial institution	Financial assets	Moody’s	S&P	Fitch	MUS$
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	267,253
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	228,874
Banco Santander - Santiago	Time deposits	P-1	A-2	-	317,286
Scotiabank Chile	Time deposits	-	A	F1+	470,384
Sumitomo Mitsui Banking	Time deposits	P-1	A-	A	330,669
Credit Suisse	Time deposits	-	BBB-	F2	320,492
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	AAAm	AAAmmf	196,524
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	314,615
Total					2,446,097

		Rating			As of September 30, 2022
Financial institution	Financial assets	Moody’s	S&P	Fitch	MUS$
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	46,361
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	36,524
Banco Santander – Santiago	Time deposits	P-1	A-2	-	17,733
Banco Estado	Time deposits	A1	A	-	101,093
Scotiabank Chile	Time deposits	-	A	F1+	54,842
Total					256,553

		Rating			As of December 31, 2021
Financial institution	Financial assets	Moody’s	S&P	Fitch	ThUS$
Banco Crédito e Inversiones	Time deposits	P-1	A-2	-	34,325
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	195,471
Banco Santander – Santiago	Time deposits	P-1	A-2	-	65,899
Scotiabank Sud Americano	Time deposits	P-1	A-1	F1+	289,421
Sumitomo Mitsui Banking	Time deposits	P-1	-	F1	320,054
Total					905,170

Notes to the Consolidated Interim Financial Statements September 30, 2022

		Rating			As of December 31, 2021
Financial institution	Financial assets	Moody’s	S&P	Fitch	ThUS$
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2-	9,752
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	8,001
Banco Santander – Santiago	Time deposits	P-1	A-2	-	9,052
Scotiabank Sud Americano	Time deposits	P-1	A-1	F1+	10,750
Credit Suisse	Time deposits	-	-	F1+	200,100
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	AAAm	AAAmmf	381,297
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	233,648
Total					852,600

Notes to the Consolidated Interim Financial Statements September 30, 2022

(b)	Currency risk

The functional currency of the company is the US dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company’s business is conducted in this currency. However, the global nature of the Company’s business generates an exposure to exchange rate variations of several currencies with the US dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of mismatching to be covered in these currencies. Occasionally, subject to the approval of the Board, the Company ensures short-term cash flows from certain specific line items in currencies other than the US dollar.

A significant portion of the Company’s costs, especially salary payments, is associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US dollar will provoke a respective decrease or increase to these accounting costs, which would be reflected in the Company’s profit and loss. By the second quarter of 2022, approximately US$457 million accumulated in expenses are associated with the Peso.

As of September 30, 2022, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all of the bond obligations denominated in UF, for a fair value of US$ 81.87 million of net liabilities, this significant variation is explained primarily by the USD/CLP exchange rate observed at the end of the period. As of December 31, 2021, this value amounted to US$ 81.60 million of net liabilities.

Furthermore, on of September 30, 2022, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all nominative term deposits in UF and in pesos, at a fair value of US$37.68 million of net assets. As of December 31, 2021, this value amounted to US$ 12.61 million of net assets.

The Company contracted derivatives classified as foreign exchange hedges for all the expected disbursements in Australian dollars for the Mt Holland project, to hedge its exposure to cash flow variations. The fair value of this hedge was a net liability of US$ 6.65 million as of September 30, 2022.

Notes to the Consolidated Interim Financial Statements September 30, 2022

The Company had the following derivative contracts as of September 30, 2022 (at the absolute value of the sum of their notional values), to hedge the difference between its assets and liabilities: US$ 75.75 CLP/US dollar derivative contracts, US$ 30.63 Euro/US dollar derivative contracts, US$ 38.10 million in South African rand/US dollar derivative contracts, US$ 535.02 million in Chinese renminbi/US dollar derivative contracts, US$ 66.71 million in Australian dollar/US dollar derivative contracts and US$ 14.13 million in other currencies.

These derivative contracts are held with domestic and foreign banks, which have the following credit ratings as of September 30, 2022.

Rating
Financial institution	Financial assets	Moody’s	S&P	Fitch
Banco Estado	Derivative	A 1	A	-
Merrill Lynch International	Derivative	-	A+	AA
JP Morgan	Derivative	P-1	A-2	F1+
Morgan Stanley	Derivative	P-1	A-2	F1
The Bank of Nova Scotia	Derivative	P-1	A-1	F1+
Banco Itaú Corpbanca	Derivative	P-2	A-2	-
Goldman Sachs	Derivative	P-1	A-1	F1

(c)	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company. Significant increases in the rate could make it difficult to access financing at attractive rates for the Company’s investment projects.

The Company maintains current and non-current financial debt at fixed rates and LIBOR rate plus spread.

As of September 30, 2022, the Company has 2.8% of its financial liabilities linked to variations in the LIBOR rate. 100% of these obligations are covered by derivative instruments classified as interest rate hedges, whose value as of September 30, 2022 was a net asset of ThUS$ 1,937. Therefore, a significant increase in the rate would not affect the financial value of this hedged obligation.

(d)	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments, and marketable securities, among others. For this purpose, the Company keeps a high liquidity ratio1, which enables it to cover current obligations with clearance. (As of September 30, 2022, this was 2.12 and 4.76 for December 31, 2021).

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect The Company’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

The Company constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of September 30, 2022, the Company had unused, available revolving credit facilities with banks, for a total of US$ 656 million.

1 All current assets divided by all current liabilities.

Notes to the Consolidated Interim Financial Statements September 30, 2022

The position in other cash and cash equivalents are invested in highly liquid mutual funds with an AAA risk rating.

	Nature of undiscounted cash flows
As of September 30, 2022 (Figures expressed in millions of US dollars)	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	70.76	72.23	-	-	72.23
Unsecured obligations	2,487.65	406.35	601.77	2,893.33	3,901.45
Sub total	2,558.41	478.58	601.78	2,893.33	3,973.68
Hedging liabilities	88.52	16.01	32.55	42.68	91.24
Derivative financial instruments	3.70	3.70	-	-	3.70
Sub total	92.22	19.71	32.55	42.68	94.94
Current and non-current lease liabilities	57.60	11.54	35.27	26.30	73.11
Trade accounts payable and other accounts payable	647	647	-	-	647
Total	3,355.23	1,156.83	669.59	2,962.31	4,788.73

	Nature of undiscounted cash flows
As of December 31, 2021 (Figures expressed in millions of US dollars)	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	70.08	1.05	70.64	-	71.69
Unsecured obligations	2,518.64	108.06	924.03	2,980.91	4,013.00
Sub total	2,588.72	109.11	994.67	2,980.91	4,084.69
Hedging liabilities	85.25	12.38	31.58	39.70	83.66
Derivative financial instruments	1.67	1.67	-	-	1.67
Sub total	86.92	14.05	31.58	39.70	85.33
Current and non-current lease liabilities	54.22	8.88	30.97	29.08	68.93
Trade accounts payable and other accounts payable	279.65	279.65	-	-	279.65
Total	3,009.51	411.69	1,057.22	3,049.69	4,518.6

As of September 30, 2022, the nominal value of the agreed cash flows in US dollars of the CCS contracts were ThUS$ 515,199 (ThUS$ 549,239 as of December 31, 2021).

4.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the SQM.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 5	Separate information on the main office, parent entity and joint action agreements

5.1	Parent’s stand-alone assets and liabilities

	As of September 30, 2022	As of December 31, 2021
Parent’s stand-alone assets and liabilities	ThUS$	ThUS$
Assets	7,977,796	5,988,757
Liabilities	(3,369,116)	(2,807,237)
Equity	4,608,680	3,181,520

5.2	Parent entity

Pursuant to Article 99 of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that the Pampa Group do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 6	Board of Directors, Senior Management and Key management personnel

6.1	Remuneration of the Board of Directors and Senior Management

(a)	Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 directors, who are elected for a three-year period. The Board of Directors was elected during the ordinary shareholders’ meeting held on April 26, 2022, which included the election of 2 independent directors. Subsequent to such election, the following is the integration of the Company’s committees:

-	Directors’ Committee: This committee is comprised by Gina Ocqueteau Tacchini, Antonio Gil Nievas y Ashley Ozols and fulfills the functions established in Article 50 bis of Chilean Law on publicly-held corporations. This committee takes on the role of the audit committee in accordance with the US-based Sarbanes Oxley law.

-	The Company’s Health, Safety and Environment Committee: This committee is comprised of Gonzalo Guerrero Yamamoto, Patricio Contesse Fica and Dang Qi.

-	Corporate Governance Committee: This committee is comprised of Hernán Büchi Buc, Patricio Contesse Fica and Antonio Schneider Chaigneau.

During the periods covered by these financial statements, there are no pending receivable and payable balances between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. Except for a consulting contract between the Company and the Director Gonzalo Guerrero as disclosed in Note 12. There were no other transactions conducted between the Company, its directors or members of Senior Management.

(b)	Board of Directors’ Compensation

Board members’ compensation for 2021, that is from April 23, 2021 to April 26, 2022, was determined by the Annual General Shareholders Meeting held on April 23, 2021. It is as follows:

(i)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.

(ii)	A variable gross amount payable to the Chairman and Vice President of the board of directors equivalent to 0.12% of the net liquid income earned by the Company in the respective business year for each; and

(iii)	A variable gross amount payable to each Company director, excluding the Chairman and Vice President of the board of directors, equivalent to 0.06% of the net liquid income earned in the respective business year.

Compensation of the Board for 2022, that is from April 23, 2022 to April 26, 2023, was determined by the Annual General Shareholders Meeting held on April 26, 2022. It is as follows:

(i)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.

(ii)	A variable gross amount payable to the Chairman and Vice President of the board of directors equivalent to 0.12% of the net liquid income that the Company effectively obtains during the respective business year for each; and

(iii)	A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income that the Company effectively obtains during the respective business year.

To calculate the variable compensation amount for 2022, net earnings from 2022 will be considered, up to a maximum of 110% of the 2021 net earnings.

Notes to the Consolidated Interim Financial Statements September 30, 2022

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year.

Accordingly, the compensation and profit sharing paid to members of the Directors’ Committee and the directors as of September 30, 2022, amounted to ThUS$ 6,002 and as of September 30, 2021 to ThUS$ 2,214.

(c)	Directors’ Committee compensation

Compensation for the Board of Directors is the same for both 2021 and 2022, as follows:

(i)	The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

(ii)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit from the respective business year.

To calculate the variable compensation amount for 2022, the net income from 2022 will be considered, up to a maximum of 110% of the 2021 net income.

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year.

(d)	Health, Safety and Environmental Matters Committee:

The remuneration of this committee for the 2021 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2022 period, this remuneration remains unchanged.

(e)	Corporate Governance Committee

The remuneration for this committee for the 2021 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2022 period, this remuneration remains unchanged.

(f)	Guarantees constituted in favor of the directors

No guarantees have been constituted in favor of the directors.

(g)	Senior management compensation:

(i)	This includes monthly fixed salary and variable performance bonuses. (See Note 6.2)

(ii)	The Company has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.

(iii)	In addition, there are retention bonuses for its executives (see Note 18.6)

(h)	Guarantees pledged in favor of the Company’s management

No guarantees have been pledged in favor of the Company’s management.

(i)	Pensions, life insurance, paid leave, shares in earnings, incentives, disability loans, other than those mentioned in the above points.

The Company’s Management and Directors do not receive or have not received any benefit during the ended September 30, 2022 and the year ended December 31, 2021 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

Notes to the Consolidated Interim Financial Statements September 30, 2022

6.2	Key management personnel compensation

As of September 30, 2022 and 2021, the number of the key management personnel is 138 and 125, respectively.

	For the year ended September 30, 2022	For the year ended September 30, 2021
Key management personnel compensation	ThUS$	ThUS$
Key management personnel compensation	24,009	21,609

Please also see the description of the compensation for executives in Note 18.6.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 7	Background on companies included in consolidation and non-controlling interests

7.1	Background on companies included in consolidation

The following tables detail general information as of September 30, 2022 on the companies in which the group exercises control:

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total
SQM Nitratos S.A.	96.592.190-7	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
SQM Potasio S.A.	96.651.060-9	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	Dollar	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Aníbal Pinto 3228, Antofagasta	Chile	Peso	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	Dollar	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285, Las Condes	Chile	Peso	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285, Las Condes	Chile	Dollar	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285, Las Condes	Chile	Dollar	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285, Las Condes	Chile	Dollar	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Aníbal Pinto 3228, Antofagasta	Chile	Peso	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Agrorama Ltda. (1)	76.064.419-6	El Trovador 4285, Las Condes	Chile	Dollar	-	42.4468	42.4468
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285, Las Condes	Chile	Dollar	-	100.0000	100.0000
Agrorama S.A.	76.145.229-0	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 OF 131, Las Condes	Chile	Dollar	100.0000	-	100.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 OF 131, Las Condes	Chile	Dollar	100.0000	-	100.0000
SQM MaG SpA	76.686.311-9	Los Militares 4290, Las Condes	Chile	Dollar	-	100.0000	100.0000
Sociedad Contractual Minera Búfalo	77.114.779-8	Los Militares 4290, Las Condes	Chile	Dollar	99.9000	0.1000	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	0.0002	99.9998	100.0000
SQM Perú S.A.	Foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Perú	Dollar	0.0091	99.9909	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	Dollar	0.00401	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	0.5800	99.4200	100.0000
SQMC Holding Corporation.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States of America	Dollar	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokio	Japan	Dollar	0.1597	99.8403	100.0000

Notes to the Consolidated Interim Financial Statements September 30, 2022

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.5800	99.4200	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	Dollar	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	México	Dollar	0.0100	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	1.6700	98.3300	100.0000
SQM Lithium Specialties Limited Partnership	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer	Panamá	Dollar	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	Dollar	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México	México	Dollar	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México	México	Dollar	-	100.0000	100.0000
Soquimich European Holding B.V.	Foreign	Luna Arena, Herikerbergweg 238 1101 CM Amsterdan	Holland	Dollar	-	100.0000	100.0000
SQM Iberian S.A.	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	Dollar	-	100.0000	100.0000
SQM África Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	Dollar	-	1000000	100.0000
SQM Oceanía Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	Dollar	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	Dollar	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	Dollar	-	99.9980	99.9980
SQM Colombia SAS	Foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia.	Colombia	Dollar	-	100.0000	100.0000
SQM Australia PTY	Foreign	Level 16, 201 Elizabeth Street Sydney	Australia	Dollar	-	100.0000	100.0000
SQM International N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.5800	99.4200	100.0000
SQM (Shanghai) Chemicals Co. Ltd.	Foreign	Room 4703-33, 47F, No.300 Middle Huaihai Road, Huangpu district, Shanghai	China	Dollar	-	100.0000	100.0000
SQM Korea LLC	Foreign	Suite 22, Kyobo Building, 15th Floor, 1 Jongno Jongno-gu, Seoul, 03154 South Korea	Korea	Dollar	-	100.0000	100.0000
SQM Holland B.V.	Foreign	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	Dollar	-	100.0000	100.0000

Notes to the Consolidated Interim Financial Statements September 30, 2022

7.2	Assets, liabilities, results of consolidated subsidiaries as of September 30, 2022.

	Assets		Liabilities			Net profit	Comprehensive
	Currents	Non-currents	Currents	Non-currents	Revenue	(loss)	income (loss)
Subsidiaries	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	608,252	71,636	552,317	10,124	280,360	68,146	68,158
SQM Potasio S.A.	226,490	2,622,359	455,221	18,615	30,855	2,467,821	2,467,927
Serv. Integrales de Tránsito y Transf. S.A.	4,176	32,949	11,372	7,144	23,151	4,423	4,393
Isapre Norte Grande Ltda.	753	719	654	153	2,891	62	35
Ajay SQM Chile S.A.	37,190	2,156	18,157	726	51,444	3,357	3,357
Almacenes y Depósitos Ltda.	189	51	-	-	-	(49)	(183)
SQM Salar S.A.	3,864,255	1,469,497	3,036,160	235,191	6,915,996	2,755,217	2,755,270
SQM Industrial S.A.	1,328,923	1,231,314	784,333	107,078	1,057,781	723,545	723,829
Exploraciones Mineras S.A.	14,838	22,710	7,097	-	-	139	139
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	313	309	277	219	2,114	3	6
Soquimich Comercial S.A.	144,630	13,537	80,202	9,528	119,492	11,877	11,844
Comercial Agrorama Ltda.	1,033	456	2,786	5	1,119	433	442
Comercial Hydro S.A.	4,840	4	8	1	22	12	12
Agrorama S.A.	56	-	4,126	2	115	10	6
Orcoma SpA	45	11,136	8,795	71	-	5	5
Orcoma Estudio SpA	7,333	3	2,698	-	-	34	34
SQM MaG SPA	1,466	455	674	2	2,474	129	128
Sociedad Contractual Minera Búfalo	354	1,920	2,253	-	-	4	4
SQM North America Corp.	247,969	22,652	220,689	1,731	396,518	6,078	6,987
RS Agro Chemical Trading Corporation A.V.V.	5,155	-	126	-	-	(11)	(11)
Nitratos Naturais do Chile Ltda.	-	128	2,904	215	-	(40)	(40)
SQM Corporation N.V.	290	131,732	3,629	-	-	70,320	70,341
SQM Perú S.A.	20	-	70	-	-	7	7
SQM Ecuador S.A.	62,285	821	55,856	72	41,961	2,171	2,171
SQM Brasil Ltda.	266	1	241	2,317	-	(151)	(151)
Subtotal	6,561,121	5,636,545	5,250,645	393,194	8,926,293	6,113,542	6,114,710

Notes to the Consolidated Interim Financial Statements September 30, 2022

	Assets		Liabilities			Net profit	Comprehensive
	Currents	Non-currents	Currents	Non-currents	Revenue	(loss)	income (loss)
Subsidiaries	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQMC Holding Corporation L.L.P.	32,367	21,794	2,350	-	-	3,377	3,377
SQM Japan Co. Ltd.	166,268	175	163,202	174	332,632	(240)	(240)
SQM Europe N.V.	1.569,024	2,585	1,189,586	1,719	2,793,497	263,913	263,913
SQM Indonesia S.A.	3	-	-	-	-	-	-
North American Trading Company	155	145	-	-	-	(1)	(1)
SQM Virginia LLC	14,797	14,339	14,798	-	-	(1)	(1)
SQM Comercial de México S.A. de C.V.	208,142	8,079	137,538	1,345	314,850	27,912	27,912
SQM Investment Corporation N.V.	13,969	390,479	6,288	870	-	206,271	206,332
Royal Seed Trading Corporation A.V.V.	34	-	18,929	-	-	(18)	(18)
SQM Lithium Specialties LLP	15,745	3	1,264	-	-	-	-
Comercial Caimán Internacional S.A.	252	-	1,122	-	-	(4)	(4)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	134	-	369	-	-	(14)	(14)
SQM Nitratos México S.A. de C.V.	103	-	15	-	-	-	-
Soquimich European Holding B.V.	15,924	506,899	698	-	-	276,678	276,760
SQM Iberian S.A.	89,318	2,559	54,744	-	104,602	7,058	7,058
SQM Africa Pty Ltd.	113,135	1,250	91,720	133	81,219	9,680	9,680
SQM Oceania Pty Ltd.	4,861	-	2,241	-	4,218	375	375
SQM Beijing Commercial Co. Ltd.	1,640	-	13	-	-	(635)	(635)
SQM Thailand Limited	3,032	-	33	-	-	(184)	(184)
SQM Colombia SAS	41,581	250	41,072	25	26,141	23	23
SQM International NV	30,954	664	13,878	826	65,314	3,920	3,920
SQM Shanghai Chemicals Co. Ltd.	1,454,199	41,977	1,007,939	-	3,125,698	436,850	436,850
SQM Australia Pty Ltd.	130,216	474,038	161,327	25,537	-	(14,112)	(14,112)
SQM Korea LLC	141,547	161	130,083	-	88,298	12,219	12,219
SQM Holland B.V.	9,090	14,036	2,010	-	33,792	912	912
Subtotal	4,056,835	1,479,439	3,041,333	30,629	6,970,261	1,233,979	1,234,122
Total	10,617,956	7,115,984	8,291,978	423,823	15,896,554	7,347,521	7,348,832

Notes to the Consolidated Interim Financial Statements September 30, 2022

Assets, liabilities, results of consolidated subsidiaries as of December 31, 2021.

	Assets		Liabilities			Net profit	Comprehensive
	Currents	Non-currents	Currents	Non-currents	Revenue	(loss)	income (loss)
Subsidiaries	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	331,753	56,707	286,526	8,879	167,681	35,691	35,816
SQM Potasio S.A.	131,046	1,370,728	347,292	22,929	5,256	431,920	432,314
Serv. Integrales de Tránsito y Transf. S.A.	9,536	34,535	22,643	7,213	31,859	5,061	5,116
Isapre Norte Grande Ltda.	875	711	740	156	3,956	114	90
Ajay SQM Chile S.A.	22,779	2,020	7,028	666	47,269	1,569	1,569
Almacenes y Depósitos Ltda.	215	48	-	-	-	(27)	(209)
SQM Salar S.A.	1,486,477	1,193,180	1,554,539	236,477	1,502,804	472,970	473,269
SQM Industrial S.A.	941,083	706,733	474,186	88,935	896,391	200,127	202,660
Exploraciones Mineras S.A.	14,402	22,710	6,799	-	374	457	457
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	217	404	270	214	3,151	3	14
Soquimich Comercial S.A.	129,905	13,364	64,720	10,806	158,917	15,056	15,134
Comercial Agrorama Ltda.	580	778	3,327	18	1,780	185	185
Comercial Hydro S.A.	4,829	9	13	2	28	(8)	(8)
Agrorama S.A.	42	-	4,684	2	166	52	53
Orcoma SpA	4	8,814	6,507	-	-	(23)	(23)
Orcoma Estudio SpA	6,481	166	1,965	78	-	451	451
SQM MaG SPA	1,457	482	818	4	3,705	239	240
Sociedad Contractual Minera Búfalo	114	1,040	1,137	-	-	(6)	(6)
SQM North America Corp.	155,670	21,524	134,033	1,947	299,953	3,158	4,889
RS Agro Chemical Trading Corporation A.V.V.	5,155	-	116	-	-	(28)	(28)
Nitratos Naturais do Chile Ltda.	-	127	3,075	-	-	36	36
SQM Corporation N.V.	2,767	62,326	3,621	-	-	17,715	17,754
SQM Perú S.A.	26	-	83	-	-	2	2
SQM Ecuador S.A.	34,778	895	30,594	72	52,302	685	685
SQM Brasil Ltda.	193	1	451	2,088	-	(96)	(96)
Subtotal	3,280,384	3,497,302	2,955,167	380,486	3,175,592	1,185,303	1,190,364

Notes to the Consolidated Interim Financial Statements September 30, 2022

							Comprehensive
	Assets		Liabilities			Net profit	income (loss)
	Currents	Non-currents	Currents	Non-currents	Revenue	(loss)	Currents
Subsidiaries	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQMC Holding Corporation L.L.P.	32,157	17,984	1,707	-	-	2,929	2,929
SQM Japan Co. Ltd.	37,503	217	34,193	219	88,326	123	123
SQM Europe N.V.	474,845	2,947	359,325	2,076	904,652	58,531	58,531
SQM Indonesia S.A.	3	-	1	-	-	-	-
North American Trading Company	155	145	-	-	-	-	-
SQM Virginia LLC	14,798	14,340	14,798	-	-	(1)	(1)
SQM Comercial de México S.A. de C.V.	116,391	7,620	72,905	1,680	266,483	12,741	12,741
SQM Investment Corporation N.V.	13,959	184,791	5,682	866	-	52,196	52,313
Royal Seed Trading Corporation A.V.V.	34	-	18,911	-	-	(46)	(46)
SQM Lithium Specialties LLP	15,746	3	1,264	-	-	-	-
Comercial Caimán Internacional S.A.	256	-	1,122	-	-	(2)	(2)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	133	9	362	-	1,580	50	50
SQM Nitratos México S.A. de C.V.	102	2	16	-	713	31	31
Soquimich European Holding B.V.	10,552	236,960	480	-	-	70,150	70,306
SQM Iberian S.A.	81,122	2,657	53,155	549	132,690	6,353	6,353
SQM Africa Pty Ltd.	55,567	1,138	43,852	-	91,251	2,000	2,000
SQM Oceania Pty Ltd.	6,980	-	4,735	-	3,918	(3)	(3)
SQM Beijing Commercial Co. Ltd.	2,300	4	42	-	5,465	88	88
SQM Thailand Limited	3,191	-	8	-	-	(272)	(272)
SQM Colombia SAS	10,395	228	9,870	42	19,902	568	568
SQM International NV	30,021	698	13,912	3,813	99,399	1,473	1,473
SQM Shanghai Chemicals Co. Ltd.	473,004	176	421,794	-	488,971	46,172	46,172
SQM Australia Pty Ltd.	90,091	279,782	15,858	20,715	-	(5,776)	(5,776)
SQM Korea LLC	23,426	148	24,168	-	13,460	(1,262)	(1,262)
SQM Holland B.V.	8,889	14,411	3,095	-	24,546	654	654
Subtotal	1,501,965	764,266	1,101,369	29,960	2,141,356	246,697	246,970
Total	4,782,349	4,261,568	4,056,536	410,446	5,316,948	1,432,000	1,437,334

Notes to the Consolidated Interim Financial Statements September 30, 2022

7.3	Background on non-controlling interests

		Profit (loss) attributable to non-controlling interests for the year ended		Equity, non-controlling interests for the year ended		Dividends paid to non-controlling interests for the year ended
	% of interests in the ownership held by non-	As of September 30, 2022	As of September 30, 2021	As of September 30, 2022	As of September 30, 2021	As of September 30, 2022	As of September 30, 2021
Subsidiary	controlling interests	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49.00000%	1,645	778	10,027	8,967	-	-
Soquimich Comercial S.A.	39.36168%	4,675	4,498	26,938	30,501	4,675	6,466
Comercial Agrorama Ltda.	30.00000%	130	35	(391)	(643)	-	-
SQM Indonesia S.A.	20.00000%	-	-	-	1	-	-
SQM Thailand Limited	0.00200%	-	-	-	-	-	-
Total		6,450	5,311	36,574	38,826	4,675	6,466

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 8	Equity-accounted investees

8.1	Investments in associates recognized according to the equity method of accounting

As of September 30, 2022, and December 31, 2021, in accordance with criteria established in Note 2:

	Equity-accounted investees		Share in profit (loss) of associates accounted for using the equity method		Share in other comprehensive income of associates accounted for using the equity method		Share in total other comprehensive income of associates accounted for using the equity method
	As of September 30, 2022	As of December 31, 2021	As of September 30, 2022	As of September 30, 2021	As of September 30, 2022	As of September 30, 2021	As of September 30, 2022	As of September 30, 2021
Associates	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	18,001	15,899	4,354	2,196	-	-	4,354	2,196
Ajay Europe SARL	6,865	8,213	4,566	1,174	(1,143)	562	3,423	1,736
Total	24,866	24,112	8,920	3,370	(1,143)	562	7,777	3,932

Notes to the Consolidated Interim Financial Statements September 30, 2022

					Dividends received for the year ending
	Description of the		Country of	Share of ownership	As of September 30, 2022	As of September 30, 2021
Associate	nature of the relationship	Address	incorporation	in associates	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	Emiratos Árabes	37%	3,000	-
Ajay North America	Production and distribution of iodine and iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States of America	49%	543	822
Ajay Europe SARL	Production and distribution of iodine and iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	1,778	992
Total					5,321	1,814

Notes to the Consolidated Interim Financial Statements September 30, 2022

8.2	Assets, liabilities, revenue and expenses of associates

	As of September 30, 2022				For the year ended as of September 30, 2022
	Assets		Liabilities				Other comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	Net gain (loss)	income	income
Associate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	29,403	15,580	8,246	-	49,776	8,885	-	8,885
Ajay Europe SARL	26,108	987	13,366	-	50,647	9,132	(53)	9,079
Total	55,511	16,567	21,612	-	100,423	18,017	(53)	17,964

	As of December 31, 2021				For the year ended as of September 30, 2021
	Assets		Liabilities				Other comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	Net gain (loss)	income	income
Associate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	-	-	-	-	-	(7,568)	-	(7,568)
Ajay North America	21,771	15,096	4,421	-	37,640	4,481	-	4,481
Ajay Europe SARL	25,927	1,241	10,742	-	36,593	2,349	(25)	2,324
Total	47,698	16,337	15,163	-	74,233	(738)	(25)	(763)

Notes to the Consolidated Interim Financial Statements September 30, 2022

8.3	Disclosures regarding interests in associates

(a)	Transactions for the year ended September 30, 2022:

•	During February 2022, the Company received dividends of ThUS$3,000 from Abu Dhabi Fertilizer Industries WWL which triggered a gain of ThUS$ 523 recorded in other losses, compared to the account receivable as of December 31, 2021.

(b)	Transactions for the year ended December 31, 2021

•	On June 30, 2021, the Company made an assessment of the recovery of the investment in Abu Dhabi Fertilizer Industries WWL and recognized an impairment of ThUS$ 2,800 in other gains (losses). This impairment was reversed in the second half of the year because the recoverable value of the investment later increased.

•	As of December 31, 2021, the Company had received dividends from Abu Dhabi Fertilizer Industries WWL in the amount of ThUS$ 9,438 and recognizes an account receivable for ThUS$ 2,477 in dividends receivable.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 9	Joint Ventures

9.1	Investment in joint ventures accounted for under the equity method of accounting.

	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of taxes		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	As of September 30, 2022	As of December 31, 2021	As of September 30, 2022	As of September 30, 2021	As of September 30, 2022	As of September 30, 2021	As of September 30, 2022	As of September 30, 2021
Joint Venture	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	19,713	8,682	8,197	3,678	400	314	8,597	3,992
Pavoni & C. Spa	6,861	7,030	382	282	(523)	(233)	(141)	49
Covalent Lithium Pty Ltd.	-	-	-	-	202	47	202	47
Total	26,574	15,712	8,579	3,960	79	128	8,658	4,088

Notes to the Consolidated Interim Financial Statements September 30, 2022

The amounts described in the following box represent numbers used in the consolidation of the company:

	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, for the period ended		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method for the period ended
	As of September 30, 2022	As of December 31, 2021	As of September 30, 2022	As of September 30, 2021	As of September 30, 2022	As of September 30, 2021	As of September 30, 2022	As of September 30, 2021
Joint Venture	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1)	7,474	-	4,684	2,862	400	(313)	5,084	2,549
SQM Vitas Perú S.A.C. (1)	7,492	4,681	3,473	817	-	-	3,473	817
Total	14,966	4,681	8,157	3,679	400	(313)	8,557	3,366

The companies are subsidiaries of:

SQM Vitas Fzco.

					Dividends received for the year ending
	Description of the nature		Country of	Share of interest	As of September 30, 2022	As of September 30, 2021
Joint venture	of the relationship	Domicile	incorporation	in ownership	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang Dristrict, Chengdu Municipality, Sichuan Province	China	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant, animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
Pavoni & C. Spa	Production of specialty fertilizers and others for distribution in Italy and other countries.	Corso Italia 172, 95129 Catania (CT), Sicilia	Italy	50%	-	-
Covalent Lithium Pty Ltd.	Development and operation of the Mt Holland Lithium project, which will include the construction of a lithium extraction and refining mine.	L18, 109 St Georges Tce Perth WA 6000 |PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	-	-
SQM Vitas Brasil Agroindustria (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Perú S.A.C. (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
Total					-	-

Notes to the Consolidated Interim Financial Statements September 30, 2022

9.2	Assets, liabilities, revenue and expenses from joint ventures

	As of September 30, 2022				For the year ended September 30, 2022
	Assets		Liabilities				Other comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	Net gain (loss)	income	income
Joint Venture	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	9,536	-	47	-	-	85	-	85
SQM Vitas Brasil Agroindustria (*)	103,194	5,408	77,944	-	130,378	9,369	800	10,169
SQM Vitas Perú S.A.C. (*)	46,077	7,069	33,686	582	50,575	6,945	-	6,945
Pavoni & C. Spa (*)	10,190	5,844	8,122	604	14,445	764	(610)	154
Covalent Lithium Pty Ltd.	1,936	1,989	4,301	3,176	-	(1,511)	-	(1,511)
Total	170,933	20,310	124,100	4,362	195,398	15,652	190	15,842

	As of December 31, 2021				For the period ended September 30, 2021
	Assets		Liabilities				Other comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	Net gain (loss)	income	income
Joint Venture	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	9,606	-	215	-	-	-	-	-
SQM Vitas Brasil Agroindustria (*)	73,500	4,846	68,794	-	75,799	5,726	(627)	5,099
SQM Vitas Perú S.A.C. (*)	28,610	7,347	24,473	828	32,372	1,635	-	1,635
Pavoni & C. Spa (*)	12,885	6,714	11,226	725	15,925	563	(466)	97
Covalent Lithium Pty Ltd.	3,904	2,636	7,498	1,489	-	73	93	166
Total	128,505	21,543	112,206	3,042	124,096	7,997	(1,000)	6,997

(*) The financial figures presented do not consider consolidation adjustment (unrealized result).

Notes to the Consolidated Interim Financial Statements September 30, 2022

9.3	Other Joint Venture disclosures

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	As of September 30, 2022	As of December 31, 2021	As of September 30, 2022	As of December 31, 2021	As of September 30, 2022	As of December 31, 2021
Joint Venture	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	3,842	4,115	-	-	-	-
SQM Vitas Brasil Agroindustria	4,127	4,132	8,847	10,416	-	-
SQM Vitas Perú S.A.C.	968	380	142	238	166	289
Pavoni & C. Spa	395	787	4,857	7,561	-	-
Covalent Lithium Pty Ltd.	1,877	3,858	570	980	-	-
Total	11,209	13,272	14,416	19,195	166	289

	Depreciation and amortization expense for the year ending		Interest expense for the year ending		Income tax benefit (expense) for the year ending
	As of September 30, 2022	As of September 30, 2021	As of September 30, 2022	As of September 30, 2021	As of September 30, 2022	As of September 30, 2021
Joint Venture	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria	(225)	(211)	(225)	(260)	(3,537)	(840)
SQM Vitas Perú S.A.C.	(268)	(266)	(268)	(232)	(2,375)	(396)
Pavoni & C. Spa	(141)	(186)	(141)	(239)	(414)	(271)
Covalent Lithium Pty Ltd.	(81)	(118)	(81)	(41)	-	-
Total	(715)	(781)	(715)	(772)	(6,326)	(1,507)

Notes to the Consolidated Interim Financial Statements September 30, 2022

9.4	Disclosure of interests in joint ventures

a)	Transactions in the year 2022

•	As of September 30, 2022, there are no transactions to disclose.

b)	Transactions in the year 2021

•	On February 9, 2021, two of the Company’s subsidiaries signed an agreement to terminate a dispute related to sales contracts and interest in the joint venture of Sichuan SQM Migao Chemical Fertilizers Co Ltd. Consequently, the Company received US$ 11.5 million.

9.5	Joint Ventures

In 2017, together with our subsidiary SQM Australia Pty, we entered into an agreement to acquire 50% of the assets of the Mt Holland lithium project in Western Australia. The Mt Holland Lithium Project consist, to design, construct and operate a mine, concentrator and refinery to produce lithium hydroxide.

On February 17, 2021, the Board of Directors approved the investment in the Mount Holland lithium project in Western Australia. SQM’s share of the project investment is expected to be approximately US$700 million, between 2021 and 2025. The feasibility study confirms an expected initial production capacity of 50,000 metric tons of lithium hydroxide during the second half of 2024.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 10	Cash and cash equivalents

10.1	Types of cash and cash equivalents

As of September 30, 2022, and December 31, 2021, cash and cash equivalents are detailed as follows:

	As of September 30, 2022	As of December 31, 2021
Cash	ThUS$	ThUS$
Cash on hand	38	44
Cash in banks	1,060,100	662,407
Total Cash	1,060,138	662,451

	As of September 30, 2022	As of December 31, 2021
Cash equivalents	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	1,934,958	237,655
Short-term investments, classified as cash equivalents	511,139	614,945
Total cash equivalents	2,446,097	852,600
Total cash and cash equivalents	3,506,235	1,515,051

10.2	Short-term investments, classified as cash equivalents

As of September 30, 2022, and December 31, 2021, the short-term investments classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

	As of September 30, 2022	As of December 31, 2021
Institution	ThUS$	ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	314,615	233,648
JP Morgan US dollar Liquidity Fund Institutional	196,524	381,297
Total	511,139	614,945

Short-term investments are highly liquid mutual funds that are basically invested in short-term fixed rate notes in the U.S. market.

10.3	Amount restricted cash balances

The Company has granted a guarantee consisting of financial instruments, specified in deposits, custody and administration to Banco de Chile, for its subsidiary Isapre Norte Grande Ltda., in compliance with the provisions of the Superintendence of Health, which regulates social security health institutions.

According to the regulations of the Superintendence of Health, this guarantee is for the total payable to its affiliates and medical providers. Banco de Chile reports the current value of the guarantee to the Superintendence of Health and Isapre Norte Grande Ltda. on a daily basis.

As of September 30, 2022, and December 31, 2021 pledged assets are as follows:

	As of September 30, 2022	As of December 31, 2021
Restricted cash balances	ThUS$	ThUS$
Isapre Norte Grande Ltda.	611	622
Total	611	622

Notes to the Consolidated Interim Financial Statements September 30, 2022

10.4	Short-term deposits, classified as cash equivalents

The detail at the end of each balance date is as follows:

	Type of	Original	Interest	Placement	Expiration	Principal	Interest accrued to- date	As of September 30, 2022
Receiver of the deposit	deposit	Currency	Rate	date	date	ThUS$	ThUS$	ThUS$
Banco Crédito e Inversiones	Fixed term	Peso	0.91%	09-12-2022	10-26-2022	46,863	270	47,133
Banco Crédito e Inversiones	Fixed term	Peso	0.85%	09-06-2022	10-03-2022	48,716	345	49,061
Banco Crédito e Inversiones	Fixed term	Dollar	3.12%	09-27-2022	10-04-2022	100,000	35	100,035
Banco Itau Chile	Fixed term	Peso	0.86%	09-06-2022	10-26-2022	46,499	333	46,832
Banco Itau Chile	Fixed term	Peso	0.86%	09-06-2022	10-03-2022	41,499	296	41,795
Credit Suisse	Fixed term	Dollar	3.46%	09-15-2022	10-26-2022	320,000	492	320,492
Santander	Fixed term	Peso	0.87%	08-31-2022	10-03-2022	63,526	572	64,098
Scotiabank Sud Americano	Fixed term	Peso	0.86%	08-31-2022	10-03-2022	29,784	265	30,049
Scotiabank Sud Americano	Fixed term	Dollar	3.46%	09-15-2022	10-26-2022	320,000	492	320,492
Scotiabank Sud Americano	Fixed term	Peso	0.88%	09-06-2022	10-26-2022	46,852	342	47,194
Sumitomo Mitsui Banking	Fixed term	Dollar	2.78%	08-02-2022	10-03-2022	100,000	463	100,463
Sumitomo Mitsui Banking	Fixed term	Dollar	3.23%	09-15-2022	10-26-2022	120,000	172	120,172
Sumitomo Mitsui Banking	Fixed term	Dollar	3.64%	09-28-2022	12-12-2022	110,000	34	110,034
Banco Crédito e Inversiones	Fixed term	Dollar	3.13%	09-27-2022	10-04-2022	70,000	24	70,024
Banco Itau Chile	Fixed term	Dollar	2.90%	08-25-2022	10-03-2022	20,000	60	20,060
Banco Itau Chile	Fixed term	Dollar	3.00%	08-25-2022	10-03-2022	50,000	154	50,154
Banco Itau Chile	Fixed term	Dollar	3.36%	09-27-2022	10-04-2022	49,952	19	49,971
Banco Itau Chile	Fixed term	Dollar	3.00%	08-25-2022	10-03-2022	20,000	62	20,062
Santander	Fixed term	Dollar	3.40%	09-23-2022	10-04-2022	150,000	113	150,113
Santander	Fixed term	Dollar	3.55%	08-04-2022	10-03-2022	100,000	572	100,572
Scotiabank Sud Americano	Fixed term	Dollar	3.36%	09-27-2022	10-04-2022	60,000	23	60,023
Scotiabank Sud Americano	Fixed term	Dollar	2.95%	08-30-2022	10-03-2022	10,000	26	10,026
Banco Crédito e Inversiones	Fixed term	Dollar	0.28%	09-30-2022	10-28-2022	600	-	600
Banco Crédito e Inversiones	Fixed term	Dollar	0.16%	09-29-2022	10-17-2022	400	-	400
Banco Santander - Santiago	Fixed term	Dollar	0.13%	09-23-2022	10-07-2022	2,500	3	2,503
Scotiabank Sud Americano	Fixed term	Dollar	0.15%	09-28-2022	10-14-2022	1,000	-	1,000
Scotiabank Sud Americano	Fixed term	Dollar	0.17%	09-27-2022	10-14-2022	1,600	-	1,600
Total						1,929,791	5,167	1,934,958

Notes to the Consolidated Interim Financial Statements September 30, 2022

	Type of	Original	Interest	Placement	Expiration	Principal	Interest accrued to- date	As of December 31, 2021
Receiver of the deposit	deposit	Currency	Rate	date	date	ThUS$	ThUS$	ThUS$
Credit Suisse	Fixed term	Dollar	0.58%	11-30-2021	02-28-2022	200,000	100	200,100
Banco BCI	Fixed term	Dollar	0.31%	12-24-2021	02-28-2022	1,250	-	1,250
Banco BCI	Fixed term	Dollar	0.36%	12-07-2021	01-14-2022	8,000	2	8,002
Banco BCI	Fixed term	Dollar	0.28%	12-30-2021	01-14-2022	500	-	500
Banco Santander	Fixed term	Dollar	3.12%	12-30-2021	01-06-2022	3,550	2	3,552
Banco Santander	Fixed term	Dollar	0.26%	12-16-2021	01-31-2022	2,500	-	2,500
Banco Santander	Fixed term	Dollar	0.40%	12-27-2021	03-04-2022	1,500	-	1,500
Banco Santander	Fixed term	Dollar	0.40%	12-29-2021	01-27-2022	1,500	-	1,500
Banco Itaú Corpbanca	Fixed term	Dollar	0.30%	12-14-2021	01-07-2022	5,000	1	5,001
Banco Itaú Corpbanca	Fixed term	Dollar	0.37%	12-28-2021	01-24-2022	1,000	-	1,000
Banco Itaú Corpbanca	Fixed term	Dollar	0.34%	12-07-2021	01-28-2022	2,000	-	2,000
Scotiabank Sud Americano	Fixed term	Dollar	0.27%	12-24-2021	02-28-2022	2,750	-	2,750
Scotiabank Sud Americano	Fixed term	Dollar	0.06%	12-17-2021	02-28-2022	3,000	-	3,000
Scotiabank Sud Americano	Fixed term	Dollar	0.07%	12-03-2021	01-18-2022	5,000	-	5,000
Total						237,550	105	237,655

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 11 Inventories

The composition of inventory at each period-end is as follows:

	As of September 30, 2022	As of December 31, 2021
Type of inventory	ThUS$	ThUS$
Raw material	22,398	12,508
Production supplies	58,628	41,114
Products-in-progress	581,588	527,118
Finished product	999,346	603,036
Total	1,661,960	1,183,776

As of September 30, 2022, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts amounting ThUS$ 504,185 and as of December 31, 2021 was ThUS$ 458,913 (including products in progress). As of September 30, 2022, bulk inventories recognized within work in progress were ThUS$ 130,167, while as of December 31, 2021 this value amounted to ThUS$ 111,316.

As of September 30, 2022, bulk inventories recognized within finished goods were ThUS$ 211,654 while as of December 31, 2021, this value amounted to ThUS$ 99,551.

As of September 30, 2022, and December 2021, inventory allowances recognized, amounted to ThUS$ 82,934 and ThUS$ 75,892, respectively. For finished and in-process products, recognized allowances include the provision associated with the lower value of stock (considers lower realizable value, uncertain future use, reprocessing costs of off-specification products, etc.), provision for inventory differences and the provision for potential errors in the determination of inventories (e.g., errors in topography, grade, moisture, etc.). (See Note 3.15).

For raw materials, supplies, materials and parts, the lower value provision was associated to the proportion of defective materials and potential differences.

The breakdown of inventory allowances is detailed as follows:

	As of September 30, 2022	As of December 31, 2021
Type of inventory	ThUS$	ThUS$
Raw material and supplies for production	2,960	1,865
Products-in-progress	64,951	59,858
Finished product	15,023	14,169
Total	82,934	75,892

The Company has not pledged inventory as collateral for the periods indicated above.

Notes to the Consolidated Interim Financial Statements September 30, 2022

As of September 30, 2022, and December 31, 2021, movements in provisions are detailed as follows:

	As of September 30, 2022	As of December 31, 2021
Conciliation	ThUS$	ThUS$
Beginning balance	75,892	80,930
Increase in Lower Value (1)	5,987	(3,650)
Additional Provision Differences of Inventory (2)	(105)	330
Increase / Decrease eventual differences and others (3)	2,265	-
Provision Used	(1,105)	(1,718)
Total changes	7,042	(5,038)
Final balance	82,934	75,892

(1)	There are three types of Lower Value Provisions: (a) Economic Realizable Lower Value, (b) Potential Inventory with Uncertain Future Use and (c) Reprocessing Costs of Off-Specification Products.

(2)	Provisions for Inventory Differences generated when physical differences are detected when taking inventory, which exceed the tolerance levels for this process.

(3)	This algorithm corresponds to the provision of diverse percentages based on the complexity in the measurement and rotation of stock, as well as standard differences based on previous results, as is the case with provisions relating to Commercial Offices.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 12	Related party disclosures

12.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash, no guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

12.2	Relationships between the parent and the entity

Pursuant to Article 99 of Law of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group as the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Interim Financial Statements September 30, 2022

12.3	Detailed identification of related parties and subsidiaries

As of September 30, 2022 and December 31, 2021, the detail of entities that are identified as subsidiaries or related parties of the SQM Group is as follows:

Tax ID No	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	Dollar	Subsidiary
Foreign	SQM North America Corp.	United States	Dollar	Subsidiary
Foreign	SQM Europe N.V.	Belgium	Dollar	Subsidiary
Foreign	Soquimich European Holding B.V.	Netherlands	Dollar	Subsidiary
Foreign	SQM Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	North American Trading Company	United States	Dollar	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQM Perú S.A.	Peru	Dollar	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	Dollar	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	Dollar	Subsidiary
Foreign	SQM Investment Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	Dollar	Subsidiary
Foreign	SQM France S.A.	France	Dollar	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	Dollar	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	Dollar	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	Dollar	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	Dollar	Subsidiary
Foreign	Comercial Caimán Internacional S.A.	Panama	Dollar	Subsidiary
Foreign	SQM África Pty. Ltd.	South Africa	Dollar	Subsidiary
Foreign	SQM Colombia SAS	Colombia	Dollar	Subsidiary
Foreign	SQM Internacional N.V.	Belgium	Dollar	Subsidiary
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	Dollar	Subsidiary
Foreign	SQM Iberian S.A.	Spain	Dollar	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Thailand Limited	Thailand	Dollar	Subsidiary
Foreign	SQM Australia PTY	Australia	Dollar	Subsidiary
Foreign	SQM Holland B.V.	Netherlands	Dollar	Subsidiary
Foreign	SQM Korea LLC	Korea	Dollar	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	Dollar	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	Dollar	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	Dollar	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	Dollar	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	Dollar	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Peso	Subsidiary

Notes to the Consolidated Interim Financial Statements September 30, 2022

Tax ID No	Name	Country of origin	Functional currency	Nature
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	Dollar	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	Dollar	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	Dollar	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	Dollar	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	Dollar	Subsidiary
76.360.575-2	Orcoma SPA	Chile	Dollar	Subsidiary
76.686.311-9	SQM MaG SpA	Chile	Dollar	Subsidiary
77.114.779-8	Sociedad Contractual Minera Búfalo	Chile	Dollar	Subsidiary
Foreign	Abu Dhabi Fertilizer Industries WWL	Arab Emirates	Arab Emirates dirham	Associate
Foreign	Ajay North America	United States	Dollar	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	Kore Potash PLC	United Kingdom	Dollar	Associate
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	Covalent Lithium Pty Ltd.	Australia	Dollar	Joint venture
Foreign	Pavoni & C, SPA	Italy	Euro	Joint venture
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	Dollar	Other related parties
96.529.340-K	Norte Grande S.A.	Chile	Peso	Other related parties
79.049.778-9	Callegari Agrícola S.A.	Chile	Peso	Other related parties
Foreign	SQM Vitas Brasil Agroindustria (1)	Brazil	Brazilian real	Other related parties
Foreign	SQM Vitas Perú S.A.C. (1)	Peru	Dollar	Other related parties
Foreign	Abu Dhabi Fertilizer Industries WWL (2)	Oman	United Arab Emirates dirham	Other related parties
Foreign	International Technical and Trading Agencies CO WLL (2)	Jordan	United Arab Emirates dirham	Other related parties

(1)	These Companies are subsidiaries of the joint venture SQM Vitas Fzco.
(2)	These Companies are subsidiaries of the joint venture Abu Dhabi Fertilizer Industries WWL Ltda. and therefore it absorbs these and takes responsibility of all of their assets and liabilities.

Notes to the Consolidated Interim Financial Statements September 30, 2022

The following other related parties correspond to mining contractual corporations.

Tax ID No.	Name	Country of origin	Functional currency	Relationship
N/A	Ara Dos Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Ara Tres Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Ara Cuatro Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Ara Cinco Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Curicó Dos Primera del Salar de Pampa Alta, Sierra Gorda	Chile	Peso	Other related parties
N/A	Curicó Tres Primera del Sector de Pampa Alta, Sierra Gorda	Chile	Peso	Other related parties
N/A	Evelyn Veinticuatro Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Filomena Tres Primera de Oficina Filomena, Sierra Gorda	Chile	Peso	Other related parties
N/A	Filomena Cuatro Primera de Oficina Filomena, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Primera de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Segunda del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Tercera de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Cuarta de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Quinta de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Primera del Salar de Pampa Blanca de Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Segunda del Salar de Pampa Blanca de Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Tercera del Salar de Pampa Blanca de Sierra Gorda	Chile	Peso	Other related parties
N/A	Ivon Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Ivon Décima Segunda de Sierra Gorda	Chile	Peso	Other related parties
N/A	Ivon Sexta de Sierra Gorda	Chile	Peso	Other related parties
N/A	Julia Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Lorena Trigésimo Quinta de Sierra Gorda	Chile	Peso	Other related parties
N/A	Perseverancia Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Tamara 40 Primera del Sector S.E. OF. Concepción, Sierra Gorda	Chile	Peso	Other related parties
N/A	Tamara Tercera de Oficina Concepción, Sierra Gorda	Chile	Peso	Other related parties
N/A	Tamara 40 Segunda del Sector S.E. OF Concepción, Sierra Gorda	Chile	Peso	Other related parties

Notes to the Consolidated Interim Financial Statements September 30, 2022

Below is a list of transactions with clients and suppliers with whom a relationship with key Company personnel was identified:

Tax ID No	Name	Country of origin	Naure
76.389.727-3	Sociedad Periodística El Libero	Chile	Other related parties
90.193.000-7	El Mercurio S.A.P.	Chile	Other related parties
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Chile	Other related parties
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Chile	Other related parties
97.004.000-5	Banco de Chile	Chile	Other related parties
99.012.000-5	Compañía de Seguros de Vida Consorcio Nacional	Chile	Other related parties
10.581.580-8	Gonzalo Guerrero Yamamoto	Chile	Other related parties
71.644.300-0	Universidad del Desarrollo	Chile	Other related parties
96.529.340-K	Norte Grande S.A.	Chile	Other related parties
65.204.189-2	Fundación para el desarrollo social	Chile	Other related parties
82.135.600-8	Instituto Chileno administración empresas	Chile	Other related parties

Notes to the Consolidated Interim Financial Statements September 30, 2022

12.4	Detail of related parties and related party transactions

Transactions between the Company and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company’s common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of September 30, 2022 and 2021, the detail of significant transactions with related parties is as follows:

					As of September 30, 2022	As of September 30, 2021
Tax ID No	Name	Nature	Country of origin	Transaction	ThUS$	ThUS$
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	34,149	25,293
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	1,778	992
Foreign	Ajay North America LL.C.	Associate	United States of America	Sale of products	31,350	22,213
Foreign	Ajay North America LL.C.	Associate	United States of America	Dividends	543	822
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Dividends	3,000	-
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Sale of products	58,593	36,004
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Sale of products	42,225	8,108
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	-	1,814
Foreign	Pavoni & CPA	Joint venture	Italy	Sale of products	3,573	4,698
Chile	Banco de Chile	Other related parties	Chile	Service Provider	(11,607)	(13,917)
Chile	Norte Grande S.A.	Other related parties	Chile	Client	34	24
Chile	El Mercurio S.A.P.	Other related parties	Chile	Service Provider	(15)	(65)
Chile	Compañía de Seguros de Vida Consorcio Nacional	Other related parties	Chile	Service Provider	(8)	(8)
Chile	Entel PCS Telecomunicaciones S.A.	Other related parties	Chile	Service Provider	(32)	(43)
Chile	Gonzalo Guerrero Yamamoto	Other related parties	Chile	Service Provider	-	(26)
Chile	Empresa Nacional de Telecomunicaciones	Other related parties	Chile	Service Provider	(194)	(697)
Chile	Instituto Chileno administración empresas	Other related parties	Chile	Service Provider	(1)	-

Notes to the Consolidated Interim Financial Statements September 30, 2022

12.5	Trade receivables due from related parties, current:

					As of September 30, 2022	As of December 31, 2021
Tax ID No	Name	Nature	Country of origin	Currency	ThUS$	ThUS$
Foreign	Ajay Europe S.A. R.L.	Associate	France	Euro	8,127	7,567
Foreign	Ajay North America LLC.	Associate	United States of America	Dollar	6,285	3,350
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	United Arab Emirates Dirham	-	2,477
96.511.530-7	Soc. de Inversiones Pampa Calichera	Other related parties	Chile	Dollar	4	5
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Dollar	61,460	55,119
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Dollar	22,513	14,684
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	United Arab Emirates Dirham	232	232
Foreign	Pavoni & C SpA	Joint venture	Italy	Euro	1,170	804
Foreign	Covalent Lithium Pty Ltd.	Joint venture	Australia	Australian dollar	179	1,914
Total					99,970	86,152

As of September 30, 2022 and December 31, 2021, receivables are net of provision for ThUS$ 1,505 and ThUS$ 717, respectively.

12.6	Other disclosures:

Note 6 describes the remuneration of the board of directors, administration and key management personnel.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 13	Financial instruments

13.1	Types of other current and non-current financial assets

	As of September 30, 2022	As of December 31, 2021
Description of other financial assets	ThUS$	ThUS$
Financial assets at amortized cost (1)	256,553	905,170
Derivative financial instruments
- For hedging	39,622	12,625
- Non-hedging (2)	9,821	1,254
Total other current financial assets	305,996	919,049
Financial assets at fair value through other comprehensive income (4) (5)	8,733	8,932
Derivative financial instruments
- For hedging	-	245
Other financial assets at amortized cost	80	91
Total other non-current financial assets	8,813	9,268

	As of September 30, 2022	As of December 31, 2021
Institution	ThUS$	ThUS$
Banco de Crédito e Inversiones	46,361	34,325
Banco Santander (3)	17,733	65,899
Banco Itaú CorpBanca	36,524	195,471
Banco Estado	101,093	-
Scotiabank Sud Americano	54,842	289,421
Sumitomo Mitsui Banking	-	320,054
Credit Suisse	-	-
Total	256,553	905,170

(1)	Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the aforementioned financial institutions.

(2)	Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 13.3).

(3)	As of September 30, 2022, no margin calls were recorded. As of December 31, 2021, margin calls were recorded for US$ 31,430.

(4)	During the first quarter of 2021, equity instruments classified at fair value irrevocably through other comprehensive income were sold for US$ 16,413. The cumulative amount of the movements in other comprehensive income from the date of acquisition to the date of sale was transferred to retained earnings.

(5)	During the second quarter of 2021, as a result of the loss of significant influence over the investment of Kore Potash (for more details, see note 8.3 letter a), the investment, which was previous recognized as an investment in associates, was reclassified as other non-current financial assets as it was classified as financial equity instrument at fair value through other comprehensive income irrevocably.

Notes to the Consolidated Interim Financial Statements September 30, 2022

13.2	Trade and other receivables

	As of September 30, 2022			As of December 31, 2021
	Current	Non-current	Total	Current	Non-current	Total
Trade and other receivables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	943,230	-	943,230	590,312	-	590,312
Prepayments, current	52,803	-	52,803	49,168	-	49,168
Other receivables, current	16,886	1,518	18,404	14,210	6,172	20,382
Guarantee deposits (1)	19,167	-	19,167	383	-	383
Total trade and other receivables	1,032,086	1,518	1,033,604	654,073	6,172	660,245

See discussion about credit risk in Note 4.2.

	As of September 30, 2022			As of December 31, 2021
	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net
Trade and other receivables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	958,252	(15,022)	943,230	600,664	(10,352)	590,312
Prepayments, current	53,716	(913)	52,803	49,952	(784)	49,168
Other receivables, current	19,384	(2,498)	16,886	17,073	(2,863)	14,210
Guarantee deposits (1)	19,167	-	19,167	383	-	383
Other receivables, non-current	1,518	-	1,518	6,172	-	6,172
Total trade and other receivables	1,052,037	(18,433)	1,033,604	674,244	(13,999)	660,245

(1) During the third quarter of 2022, the Company signed an agreement for an option to potentially acquire a battery-grade lithium hydroxide monohydrate plant with a production capacity of approximately 20,000 tons per year from lithium sulfate salts. In addition, the transaction secures rights to adjacent land for future expansion.

The acquisition cost totals CNY 869 million (ThUS$ 121,814) broken down into a deposit of CNY 127.9 million (ThUS$ 18,622) paid in the third quarter of 2022. The expected disbursement dates of the remaining amounts are CNY 76.6 million (ThUS$ 10,738) in the fourth quarter of 2022, CNY 57.5 million (ThUS$ 8,060) in the first quarter of 2023 and the remaining balance would be paid subject to the fulfillment of various conditions precedent in the second quarter of 2023. The Company´s payments would be backed by various guarantees granted by the seller and any failure to fulfil the conditions required by the contract would be considered a material breach of contract, giving the Company the right to demand the restitution of the amounts already paid.

Notes to the Consolidated Interim Financial Statements September 30, 2022

(a)	Renegotiated portfolio

As of September 30, 2022, and December 31, 2021 the detail of the renegotiated portfolio is as follows:

As of September 30, 2022
Portfolio analysis
Past due segments	Number of customers with non-renegotiated portfolio	Gross non-renegotiated portfolio ThUS$	Number of customers with renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	1,252	925,082	-	-
1 - 30 days	126	26,682	7	474
31 - 60 days	32	645	3	212
61 - 90 days	6	209	3	213
91 - 120 days	5	258	8	188
121 - 150 days	5	168	2	100
151 - 180 days	2	9	2	9
181 - 210 days	12	1,127	3	67
211 - 250 days	-	-	1	3
>250 days	17	2,072	92	734
Total	1,457	956,252	121	2,000

As of December 31, 2021
Portfolio analysis
Past due segments	Number of customers with non-renegotiated portfolio	Gross non-renegotiated portfolio ThUS$	Number of customers with renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	1,279	570,899	7	130
1 - 30 days	112	22,632	-	-
31 - 60 days	18	2,114	-	-
61 - 90 days	11	1,015	-	-
91 - 120 days	7	202	-	-
121 - 150 days	3	43	-	-
151 - 180 days	3	4	-	-
181 - 210 days	3	130	-	-
211 - 250 days	1	1	2	4
>250 days	80	2,597	117	893
Total	1,517	599,637	126	1,027

Notes to the Consolidated Interim Financial Statements September 30, 2022

(b)	Impairment provision for doubtful receivables

As of September 30, 2022
	Trade accounts receivable days past due						Trade receivables due from related
		1 to 30	31 to 60	61 to 90	Over 90	Trade	parties
Trade and other receivables	Current	days	days	days	days	ThUS$	ThUS$
Expected Loss Rate on	1%	13%	29%	31%	75%	-	-
Total Gross Book Value	925,082	27,156	857	422	4,735	958,252	101,475
Impairment Estimate	7,672	3,397	252	130	3,571	15,022	1,505

As of December 31, 2021
	Trade accounts receivable days past due						Trade receivables due from related
		1 to 30	31 to 60	61 to 90	Over 90	Trade	parties
Trade and other receivables	Current	days	days	days	days	ThUS$	ThUS$
Expected Loss Rate on	1%	8%	32%	34%	71%	-	-
Total Gross Book Value	571,029	22,633	2,113	1,015	3,874	600,664	86,869
Impairment Estimate	4,724	1,856	673	346	2,753	10,352	717

As of September 30, 2022, and December 31, 2021, movements in provisions are as follows:

	As of September 30, 2022	As of December 31, 2021
Provisions	ThUS$	ThUS$
Impairment provision of Accounts receivable at the beginning of the year	14,716	27,273
Increase (decrease) impairment of accounts receivable	5,745	235
Write-off of accounts receivables	-	(11,091)
Difference in exchange rate	(523)	(1,701)
Impairment provision of Accounts Receivable Provision at the end of the year	19,938	14,716
(1) Trade and other Receivables Provision	15,022	10,352
(2) Current Other Receivables Provision	3,411	3,647
(3) Trade receivables with related parties, current Provision	1,505	717
Recovery of Insurance	-	210

Impairment provision of Accounts Receivable Provision	19,938	14,716
Renegotiated receivables	920	910
Non-renegotiated receivables	19,018	13,806

Notes to the Consolidated Interim Financial Statements September 30, 2022

13.3	Hedging assets and liabilities

The balance represents derivative financial instruments measured at fair value which have been classified as hedges for exchange and interest rate risks relating to the total obligations with the public associated with bonds in UF and investments in Chilean pesos. (See more detail in Note 4.2 b).

As of September 30, 2022	Assets	Liabilities	Total Realized	Hedging Reserve in Gross Equity (1)
Type of Instrument: Cross currency interest rate swaps UF/CLP
Cash flow hedge derivatives
Short term	39,622	16,653	-	-
Long term	-	65,219	-	-
Subtotal	39,622	81,872	2,574	(44,824)
Type of Instrument: Forwards
Non-hedging derivatives disbursement SQM Australia Pty
Long term	-	6,645	-	(6,645)
Subtotal	-	6,645	-	(6,645)
Underlying Investments Hedge	39,622	88,517	2,574	(51,469)
Type of Instrument: Forwards/Options
Non-hedge derivatives with effect on income
Short term	9,821	3,695	-	-
Underlying Investments Hedge	9,821	3,695	47,870	-
Total Instruments	49,443	92,212	50,444	(51,469)

As of December 31, 2021	Assets	Liabilities	Total Realized	Hedging Reserve in Gross Equity (1)
Type of Instrument: Cross currency interest rate swaps UF/CLP
Cash flow hedge derivatives
Short term	12,625	8,954	-	-
Long term	245	72,900	-	-
Underlying Debt Hedge	12,870	81,854	(22,455)	(46,529)
Type of Instrument: Forwards/Options
Non-hedge derivatives with effect on income
Short term	1,254	1,672	-	-
Underlying Investments Hedge	1,254	1,672	4,694	-
Total Instruments	14,124	83,526	(17,761)	(46,529)

(1) See underlying hedges in Note 4.2 letters b) and d) and movement of cash flow hedge reserve in Note 20.4.

Notes to the Consolidated Interim Financial Statements September 30, 2022

The balances in the column “Total Realized” consider the intermediate effects of the contracts that were in place between January 1 and September 30, 2022, and January 1 and December 31, 2021.

Reconciliation of asset and liability hedging derivatives	As of December 31, 2021	Cash Flow	Result	Equity	As of September 30, 2022
Hedge-to-debt derivatives	(81,597)	8,221	(16,476)	9,919	(79,933)
Hedging derivatives to investment	12,613	(3,565)	26,850	(8,214)	37,684
Non-hedging derivatives disbursement SQM Australia Pty	-	-	-	(6,645)	(6,645)
Non-hedging derivatives	(418)	(41,327)	47,870	-	6,125

Derivative contract maturities are detailed as follows:

	Contract amount
Series	ThUS$	Currency	Maturity date
H	105,828	UF	01/04/2023
O	58,748	UF	02/01/2022
P	134,228	UF	01/15/2028
Q	106,933	UF	06/01/2030

Effectiveness

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate and inflation financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same maturity dates of bond principal and interest payments.

13.4	Financial liabilities

Other current and non-current financial liabilities

As of September 30, 2022 and December 31, 2021, the detail is as follows:

Other current and non-current financial	As of September 30, 2022			As of December 31, 2021
	Currents	Non-Current	Total	Currents	Non-Current	Total
liabilities	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost
Bank borrowings	70,547	-	70,547	85	69,613	69,698
Obligations with the public	333,231	2,123,631	2,456,862	40,594	2,445,219	2,485,813
Derivative financial instruments
For hedging	16,653	71,864	88,517	8,954	72,900	81,854
Non-Hedging	3,695	-	3,695	1,672	-	1,672
Total	424,126	2,195,495	2,619,621	51,305	2,587,732	2,639,037

Notes to the Consolidated Interim Financial Statements September 30, 2022

a)	Bank borrowings, current:

As of September 30, 2022, and December 31, 2021, the detail of this caption is as follows:

Debtor			Creditor			Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	USD	Upon maturity	11/29/2022	0.98%	3.19%

		Nominal amounts as of September 30, 2022			Current amounts as of September 30, 2022
Debtor	Creditor	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
Company	Financial institution	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	70,000	70,000	-	70,756	70,756	(209)	70,547
Total		-	70,000	70,000	-	70,756	70,756	(209)	70,547

Debtor			Creditor			Currency or adjustment index	Repayment	maturity	Effective rate	Nominal rate
Tax ID No	Company	Country	Tax ID No	Financial institution	Country
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	USD	Upon maturity	05/31/2022	0.82%	1.36%

		Nominal amounts as of December 31, 2021			Current amounts as of December 31, 2021
Debtor	Creditor	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
Company	Financial institution	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	85	-	85	-	85
Total		-	-	-	85	-	85	-	85

Notes to the Consolidated Interim Financial Statements September 30, 2022

b)	Unsecured obligations, current:

As of September 30, 2022, and December 31, 2021, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Debtor			Number of				Periodicity
Tax ID No.	Company	Country	registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2023	US$	Semiannual	Upon maturity	1.17%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	10/03/2022	US$	Semiannual	Upon maturity	0.56%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	11/07/2022	US$	Semiannual	Upon maturity	3.01%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01/22/2023	US$	Semiannual	Upon maturity	3.79%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$700	03/10/2023	US$	Semiannual	Upon maturity	3.44%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2023	UF	Semiannual	Semiannual	1.23%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2023	UF	Semiannual	Upon maturity	1.89%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2023	UF	Semiannual	Upon maturity	1.72%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	12/01/2022	UF	Semiannual	Upon maturity	2.63%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

			Nominal amounts as of September 30, 2022			Carrying amounts of maturities as of September 30, 2022
			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
Company	Country	Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	MUS$250	-	1,884	1,884	-	1,884	1,884	(433)	1,451
SQM S.A.	Chile	MUS$300	305,347	-	305,347	305,347	-	305,347	(323)	305,024
SQM S.A.	Chile	MUS$450	7,597	-	7,597	7,597	-	7,597	(679)	6,918
SQM S.A.	Chile	MUS$400	-	3,211	3,211	-	3,211	3,211	(237)	2,974
SQM S.A.	Chile	MUS$700	-	1,360	1,360	-	1,360	1,360	(555)	806
SQM S.A.	Chile	H	-	14,086	14,086	-	14,086	14,086	(172)	13,913
SQM S.A.	Chile	O	-	330	330	-	330	330	(82)	248
SQM S.A.	Chile	P	-	719	719	-	719	719	(12)	707
SQM S.A.	Chile	Q	1,210	-	1,210	1,210	-	1,210	(20)	1,190
Total			314,154	21,590	335,744	314,154	21,590	335,744	(2,513)	333,231

Notes to the Consolidated Interim Financial Statements September 30, 2022

Debtor			Number of				Periodicity
Tax ID No.	Company	Country	registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2022	US$	Semiannual	Upon maturity	1.56%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04/03/2022	US$	Semiannual	Upon maturity	0.74%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2022	US$	Semiannual	Upon maturity	3.23%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01/22/2022	US$	Semiannual	Upon maturity	4.00%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$700	03/10/2022	US$	Semiannual	Upon maturity	3.62%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2022	UF	Semiannual	Semiannual	1.75%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2022	UF	Semiannual	Upon maturity	2.06%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2022	UF	Semiannual	Upon maturity	2.04%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2022	UF	Semiannual	Upon maturity	2.72%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

			Nominal amounts as of December 31, 2021			Carrying amounts of maturities as of December 31, 2021
			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
Company	Country	Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	MUS$250	4,648	-	4,648	4,648	-	4,648	(433)	4,215
SQM S.A.	Chile	MUS$300	-	2,658	2,658	-	2,658	2,658	(614)	2,044
SQM S.A.	Chile	MUS$450	-	2,869	2,869	-	2,869	2,869	(679)	2,190
SQM S.A.	Chile	MUS$400	7,508	-	7,508	7,508	-	7,508	(237)	7,271
SQM S.A.	Chile	MUS$700	6,874	-	6,874	6,874	-	6,874	(552)	6,322
SQM S.A.	Chile	H	16,026	-	16,026	16,026	-	16,026	(172)	15,854
SQM S.A.	Chile	O	863	-	863	863	-	863	(82)	781
SQM S.A.	Chile	P	1,636	-	1,636	1,636	-	1,636	(12)	1,624
SQM S.A.	Chile	Q	-	314	314	-	314	314	(21)	293
Total			37,555	5,841	43,396	37,555	5,841	43,396	(2,802)	40,594

Notes to the Consolidated Interim Financial Statements September 30, 2022

c)	Classes of interest-bearing loans, non-current

The following table shows the details of bank loans as of September 30, 2022 and December 31, 2021:

Debtor			Creditor			Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	USD	Maturity	2.33%	3.19%

Debtor	Creditor	Nominal non-current maturities as of September 30, 2022				Carrying amounts of maturities as of September 30, 2022
		Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
Company	Financial institution	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	-	-	-	-	-	-	-
Total		-	-	-	-	-	-	-	-	-	-

Debtor			Creditor			Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	USD	Maturity	2.05%	1.36%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2021				Carrying amounts of maturities as of December 31, 2021
		Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
Company	Financial institution	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	70,000	-	-	70,000	70,000	-	-	70,000	(387)	69,613
Total		70,000	-	-	70,000	70,000	-	-	70,000	(387)	69,613

Notes to the Consolidated Interim Financial Statements September 30, 2022

d)	Non-current unsecured interest-bearing bonds

The following table shows the details of “unsecured debentures that accrue non-current interest” as of September 30, 2022, and December 31, 2021:

Debtor			Number of				Periodicity
Tax ID No.	Company	Country	registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.08%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2029	US$	Semiannual	Upon maturity	4.10%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01/22/2050	US$	Semiannual	Upon maturity	4.19%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$700	09/10/2051	US$	Semiannual	Upon maturity	3.42%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.43%	3.45%

	Nominal non-current maturities as of September 30, 2022						Carrying amounts of maturities as of September 30, 2022
	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	-	-	250,000	-	-	250,000	-	-	250,000	-	-	250,000	(578)	249,422
MUS$450	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(3,835)	446,165
MUS$400	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(6,171)	393,829
MUS$700	-	-	-	-	700,000	700,000	-	-	-	-	700,000	700,000	(15,480)	684,520
H	-	-	-	-	84,327	84,327	-	-	-	-	84,327	84,327	(1,077)	83,250
O	-	-	-	-	53,515	53,515	-	-	-	-	53,515	53,515	(761)	52,754
P	-	-	-	-	107,030	107,030	-	-	-	-	107,030	107,030	(55)	106,975
Q	-	-	-	-	107,030	107,030	-	-	-	-	107,030	107,030	(314)	106,716
Total	-	-	250,000	-	1,901,902	2,151,902	-	-	250,000	-	1,901,902	2,151,902	(28,271)	2,123,631

Notes to the Consolidated Interim Financial Statements September 30, 2022

Debtor			Number of				Periodicity
Tax ID No.	Company	Country	registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.08%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04/03/2023	US$	Semiannual	Upon maturity	3.42%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2029	US$	Semiannual	Upon maturity	4.10%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01/22/2050	US$	Semiannual	Upon maturity	4.19%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$700	09/10/2051	US$	Semiannual	Upon maturity	3.43%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.43%	3.45%

	Nominal non-current maturities as of December 31, 2021						Carrying amounts of maturities as of December 31, 2021
	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	-	-	250,000	-	-	250,000	-	-	250,000	-	-	250,000	(903)	249,097
MUS$300	300,000	-	-	-	-	300,000	300,000	-	-	-	-	300,000	(168)	299,832
MUS$450	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(4,343)	445,657
MUS$400	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(6,347)	393,653
MUS$700	-	-	-	-	700,000	700,000	-	-	-	-	700,000	700,000	(15,836)	684,164
H	-	-	-	-	100,064	100,064	-	-	-	-	100,064	100,064	(1,206)	98,858
O	-	-	-	-	55,035	55,035	-	-	-	-	55,035	55,035	(822)	54,213
P	-	-	-	-	110,070	110,070	-	-	-	-	110,070	110,070	(65)	110,005
Q	-	-	-	-	110,070	110,070	-	-	-	-	110,070	110,070	(330)	109,740
Total	300,000	-	250,000	-	1,925,239	2,475,239	300,000	-	250,000	-	1,925,239	2,475,239	(30,020)	2,445,219

Notes to the Consolidated Interim Financial Statements September 30, 2022

e)	Additional information

Bonds

The details of each issuance are as follows:

(i)	Series “H” bonds

On January 13, 2009, the Company placed the Series H bond for UF 4,000,000 equivalent to ThUS$ 139,216 at an annual interest rate of 4.9%, with a term of 21 years and amortizations of principal beginning in July, 2019.

2021

During 2021, amortization of principal amounted to UF 363,636.36, equivalent to ThUS$ 14,870 with an associated cross currency swap hedge loss of ThUS$ 760.For more details on restrictions. See Note 20.1.

2022

During 2022, amortization of principal amounted to UF 363,636.36, equivalent to ThUS$ 13,117 with an associated cross currency swap hedge loss of ThUS$ 993.

As of September 30, 2022, and 2021, the Company has made the following payments with a charge to the Series H bonds and their associated CCS hedging:

	As of September 30, 2022	As of September 30, 2021
Payments made	ThUS$	ThUS$
Payments of interest, Series H bonds	5,241	6,661
CCS Coverage	2,126	1,598

(ii)	Series “O” bonds

On April 4, 2012, the Company issued “Series O” for UF 1,500,000 (ThUS$ 69,901) at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%. See more details with respect a restriction in Note 20.1.

As of September 30, 2022, and 2021, the Company has made the following payments with a charge to Series O bonds and their associated CCS hedging:

	As of September 30, 2022	As of September 30, 2021
Payments made	ThUS$	ThUS$
Payment of interest, Series O bonds	2,139	2,225
CCS Coverage	556	438

Notes to the Consolidated Interim Financial Statements September 30, 2022

(iii)	Single series bonds, third issue MUS$ 300

On April 3, 2013, the Company issued a non-secured bond in the United States with a value of US$ 300 million. pursuant to Rule 144-A and Regulation S of the SEC. The bond is for a 10-year term with an annual coupon rate of 3.625%.

As of September 30, 2022, and 2021, the following payments:

	As of September 30, 2022	As of September 30, 2021
Payments made	ThUS$	ThUS$
Payment of interest	5,438	5,438

(iv)	Single series bonds, fourth issuance MUS $250

On October 23, 2014, the Company issued unsecured bonds amounting ThUS$ 250,000 in international markets, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission. These bonds mature in 2025 and have annual interest rate of 4.375%.

As of September 30, 2022, and 2021, the following payments have been made:

	As of September 30, 2022	As of September 30, 2021
Payments made	ThUS$	ThUS$
Payment of interest	10,938	10,938

(v)	Series “P” bonds

The Company on March 31, 2018 issued the placement on the stock market of the Series “P” bond (the “Bonds” Series P) with a value of UF 3,000,000, with a charge to the 10 year Bonds Line registered in the CMF Securities Registry under number 563.

The bonds Series P (i) mature on January 15, 2028; (ii) will accrue on the unpaid principal, expressed in UF, at an annual interest rate of 3.25% from January 15, 2018; and (iii) can be early redeemed by the Company starting from the date of placement, that was, as of April 5, 2018.

As of September 30, 2022, and 2021, the following payments and their associated CCS have been made:

	As of September 30, 2022	As of September 30, 2021
Payments made	ThUS$	ThUS$
Payment of interest series P	3,835	3,835
CCS Coverage	3,569	3,119

Notes to the Consolidated Interim Financial Statements September 30, 2022

(vi)	Series Q bonds

On October 31, 2018, the issuance of Series Q bonds was authorized in the general stock market for the amount of UF 3,000,000, which were registered in the Securities Registry of your Commission on February 14, 2019 under number 700.

The bonds Series Q (i) mature on the first day of June 2038; (ii) will earn an interest rate of 3.45% per annum on the outstanding capital, expressed in UF, from June 1, 2018 thereon; and (iii) may be early redeemed by the Company starting from the placement date, that was, as of November 8, 2018.

On November 8, 2018, all the Series Q Bonds have been placed and sold to Euroamerica S.A. for a total amount of $ 83,567,623,842, which was paid in full and in cash by Euroamerica S.A. to the Company.

As of September 30, 2022, and 2021, the following payments have been made:

	As of September 30, 2022	As of September 30, 2021
Payments made	ThUS$	ThUS$
Payment of interest series Q	2,035	2,105
CCS Coverage	911	842

(vii)	Single series fifth issue bonds ThUS$ 450

On May 7, 2019, the CMF was informed that the Company issued and placed unsecured bonds for ThUS$ 450,000 pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission on international markets. These bonds will mature in 2029 and carry an interest rate of 4.25% per annum.

As of September 30, 2022, and 2021, the following payments have been made:

	As of September 30, 2022	As of September 30, 2021
Payments made	ThUS$	ThUS$
Payment of interest	9,563	9,563

(viii)	Single series sixth issue bonds MUS$ 400

On January 22, 2020, the Company has placed unsecured bonds in international markets for US$ 400 million, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission, at an annual interest rate of 4.250% and a maturity in the year 2050.

As of September 30, 2022, and 2021, the following payments have been made:

	As of September 30, 2022	As of September 30, 2021
Payments made	ThUS$	ThUS$
Payment of interest	17,000	17,000

Notes to the Consolidated Interim Financial Statements September 30, 2022

(ix)	Single series seventh issue bonds MUS$ 700

On September 10, 2021, the Company has placed unsecured bonds in international markets for US$ 700 million, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission, at an annual interest rate of 3.50% and a maturity in the year 2051.

As of September 30, 2022, and 2021, the following payments have been made:

	As of September 30, 2022	As of September 30, 2021
Payments made	ThUS$	ThUS$
Payment of interest	23,819	-

Notes to the Consolidated Interim Financial Statements September 30, 2022

13.5	Trade and other payables

a)	Details trade and other payables

	As of September 30, 2022			As of December 31, 2021
	Current	Non-current	Current	Current	Non-current	Total
Details trade and other payables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	645,856	-	645,856	279,092	-	279,092
Other accounts payable	1,134	-	1,134	558	-	558
Prepayments from customers	-	827	827	-	3,813	3,813
Total	646,990	827	647,817	279,650	3,813	283,463

As of September 30, 2022, and December 31, 2021, the balance of current and past due accounts payable is made up as follows:

Suppliers current on all payments

	Amounts according to payment periods as of September 30, 2022
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	Days	days	Days	days	days	days	ThUS$
Goods	528,251	223	350	239	5	827	529,895
Services	80,832	1,867	92	5	579	-	83,375
Others	25,896	-	-	-	-	-	25,896
Total	634,979	2,090	442	244	584	827	639,166

	Amounts according to payment periods as of December 31, 2021
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	Days	days	Days	days	days	days	ThUS$
Goods	148,045	1,799	1,425	-	120	3,813	155,202
Services	80,089	335	109	2	78	-	80,613
Others	31,949	-	-	-	-	-	31,949
Total	260,083	2,134	1,534	2	198	3,813	267,764

Notes to the Consolidated Interim Financial Statements September 30, 2022

Suppliers past due on payments

	Amounts according to payment periods as of September 30, 2022
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	Days	days	Days	days	days	days	ThUS$
Goods	966	131	46	154	2,311	-	3,608
Services	2,261	62	21	1	87	-	2,432
Others	1,392	60	-	-	25	-	1,477
Total	4,619	253	67	155	2,423	-	7,517

	Amounts according to payment periods as of December 31, 2021
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	Days	days	Days	days	days	days	ThUS$
Goods	7,688	30	5	1	37	-	7,761
Services	4,055	108	533	34	181	-	4,911
Others	2,340	16	73	35	5	-	2,469
Total	14,083	154	611	70	223	-	15,141

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of September 30, 2022, the Company has purchase orders amounting to ThUS$ 156,486 and ThUS$ 166,209 as of December 31, 2021.

Notes to the Consolidated Interim Financial Statements September 30, 2022

13.6	Financial asset and liability categories

a)	Financial Assets

	As of September 30, 2022			As of December 31, 2021
	Current	Non-current	Total	Current	Non-current	Total
Description of financial assets	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalent	3,506,235	-	3,506,235	1,515,051	-	1,515,051
Trade receivables due from related parties at amortized cost	99,970	-	99,970	86,152	-	86,152
Financial assets measured at amortized cost	256,553	80	256,633	905,170	91	905,261
Trade and other receivables	1,032,086	1,518	1.033,604	654,073	6,172	660,245
Total financial assets measured at amortized cost	4,894,844	1,598	4,896,442	3,160,446	6,263	3,166,709
Financial instruments for hedging purposes	39,622	-	39,622	12,625	245	12,870
Financial instruments held for trading	9,821	-	9,821	1,254	-	1,254
Financial assets classified as available for sale at fair value through equity	-	8,733	8,733	-	8,932	8,932
Total financial assets at fair value	49,443	8,733	58,176	13,879	9,177	23,056
Total financial assets	4,944,287	10,331	4,954,618	3,174,325	15,440	3,189,765

Notes to the Consolidated Interim Financial Statements September 30, 2022

b)	Financial Liabilities

	As of September 30, 2022			As of December 31, 2021
	Current	Non-current	Total	Current	Non-current	Total
Description of financial liabilities	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
For hedging purposes through equity	16,653	71,864	88,517	8,954	72,900	81,854
Held for trading at fair value through profit or loss	3,695	-	3,695	1,672	-	1,672
Financial liabilities at fair value	20,348	71,864	92,212	10,626	72,900	83,526
Bank loans	70,547	-	70,547	85	69,613	69,698
Obligations to the public	333,231	2,123,631	2,456,862	40,594	2,445,219	2,485,813
Lease Liabilities	9,939	47,658	57,597	7,704	46,519	54,223
Trade and other payables	646,990	827	647,817	279,650	3,813	283,463
Trade payables due to related parties	-	-	-	-	-	-
Total financial liabilities at amortized cost	1,060,707	2,172,116	3,232,823	328,033	2,565,164	2,893,197
Total financial liabilities	1,081,055	2,243,980	3,325,035	338,659	2,638,064	2,976,723

Notes to the Consolidated Interim Financial Statements September 30, 2022

13.7	Fair value measurement of finance assets and liabilities

The fair value hierarchy is detailed as follows:

(a)	Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.

(b)	Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

(c)	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Notes to the Consolidated Interim Financial Statements September 30, 2022

	As of September 30, 2022			Measurement Methodology
	Carrying Amount at Amortized Cost	Fair value (informative)	Fair Amount registered	Level 1	Level 2	Level 3
Fair value measurement of assets and liabilities	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	3,506,235	3,506,235	-	3,506,235	-	-
Other current financial assets
- Time deposits	256,553	256,553	-	-	256,553	-
- Derivative financial instruments
- Forwards	-	-	9,264	-	9,264	-
- Options	-	-	557	-	557	-
- Hedging assets	-	-	1,939	-	1,939	-
- Swaps	-	-	37,683	-	37,683	-
Non-current accounts receivable	1,518	1,518	-	-	-	-
Other non-current financial assets:
- Other	80	80	-	-	80	-
- Equity instruments	-	-	8,733	8,733	-	-
- Hedging assets – Swaps	-	-	-	-	-	-
Other current financial liabilities
- Bank borrowings	70,547	70,547	-	-	70,547	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	3,489	-	3,489	-
- Options	-	-	206	-	206	-
- Hedging liabilities – Swaps	-	-	16,653	-	16,653	-
- Swaps hedges, investments	-	-	-	-	-	-
- Unsecured obligations	333,231	333,231	-	-	333,231	-
- Current lease liabilities	9,939	9,939	-	-	9,939	-
Other non-current financial liabilities
- Bank borrowings	-	-	-	-	-	-
- Unsecured obligations	2,123,631	2,617,368	-	-	2,617,368	-
- Non-current hedging liabilities	-	-	71,864	-	71,864	-
- Non-current lease liabilities	47,658	39,980	-	-	39,980	-

Notes to the Consolidated Interim Financial Statements September 30, 2022

	As of December 31, 2021			Measurement Methodology
	Carrying Amount at Amortized Cost	Fair value (informative)	Fair Amount registered	Level 1	Level 2	Level 3
Fair value measurement of assets and liabilities	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	1,515,051	1,515,051	-	1,515,051	-	-
Other current financial assets
- Time deposits	905,170	905,170	-	-	905,170	-
- Derivative financial instruments
- Forwards	-	-	1,031	-	1,031	-
- Options	-	-	223	-	223	-
- Hedging assets	-	-	-	-	-	-
- Swaps	-	-	12,625	-	12,625	-
Non-current accounts receivable	6,172	6,172	-	-	-	-
Other non-current financial assets:
- Other	91	91	-	-	91	-
- Equity instruments	-	-	9,177	9,177	-	-
- Hedging assets – Swaps	-	-	-	-	-	-
Other current financial liabilities
- Bank borrowings	85	85	-	-	85	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	1,270	-	1,270	-
- Options	-	-	402	-	402	-
- Hedging liabilities – Swaps	-	-	8,954	-	8,954	-
- Swaps hedges, investments	-	-	-	-	-	-
- Unsecured obligations	40,594	40,594	-	-	40,594	-
- Current lease liabilities	7,704	7,704	-	-	7,704	-
Other non-current financial liabilities
- Bank borrowings	69,613	70,497	-	-	70,497	-
- Unsecured obligations	2,445,219	2,871,005	-	-	2,871,005	-
- Non-current hedging liabilities	-	-	72,900	-	72,900	-
- Non-current lease liabilities	46,519	34,521	-	-	34,521	-

Notes to the Consolidated Interim Financial Statements September 30, 2022

13.8	Reconciliation of net debt and lease liabilities.

This section presents an analysis of net debt plus lease liabilities and their movements for each of the reported periods. The definition of the net debt is described in Note 20.1. and includes current and non-current lease liabilities to complete its analysis.

	As of September 30, 2022	As of December 31, 2021
Net debt	ThUS$	ThUS$
Cash and cash equivalents	3,506,235	1,515,051
Other current financial assets	305,996	919,049
Other non-current financial hedge assets	-	245
Other current financial liabilities	(424,126)	(51,305)
Lease liabilities, current	(9,939)	(7,704)
Other non-current financial liabilities	(2,195,495)	(2,587,732)
Non-current Lease liabilities	(47,658)	(46,519)
Total	1,135,013	(258,915)

	As of	From cash flow			Not from cash flow		As of
	December 31, 2021	Amounts from loans	Amounts from interests	Other cash income/expenses	Result	Equity	September 30, 2022
Cash and cash equivalents	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(2,555,511)	13,117	80,041	62	(65,118)	-	(2,527,409)
Current and non-current lease liabilities	(54,223)	7,635	927	-	(11,936)	-	(57,597)
Financial instruments derived from hedging	(81,597)	993	7,228	-	(16,476)	9,919	(79,933)
Non-hedging derivative financial instruments (net)	-	-	-	-	-	(6,645)	(6,645)
Current and Non-Current Financial Liabilities	(2,691,331)	21,745	88,196	62	(93,530)	3,274	(2,671,584)
Cash and cash equivalents	1,515,051	-	-	2.111,908	(120,724)	-	3,506,235
Deposits that do not qualify as cash and cash equivalents	905,170	-	(13,517)	(616,945)	(18,155)	-	256,553
Derivatives for investment hedges	12,613	-	-	(3,565)	36,850	(8,214)	37,684
Non-hedging derivatives in other financial assets	(418)	-	-	(41,327)	47,870	-	6,125
Total	(258,915)	21,745	74,679	1,450,133	(147,689)	(4,940)	1,135,013

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 14	Right-of-use assets and Lease liabilities

14.1	Right-of-use assets

Reconciliation of changes in right-of-use assets as of	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Office equipment	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Constructions in progress	Machinery, plant and equipment	Total
September 30, 2022, net value	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	17,353	20,951	-	2,578	-	-	-	-	-	-	-	11,726	52,608
Additions	1,201	736	-	108	-	-	-	-	-	-	-	11,449	13,494
Depreciation expenses	(433)	(2,875)	-	(718)	-	-	-	-	-	-	-	(3,934)	(7,960)
Other increases / decreases	-	-	-	5	-	-	-	-	-	-	-	-	5
Total changes	768	(2,139)	-	(605)	-	-	-	-	-	-	-	7,515	5,539
Closing balance	18,121	18,812	-	1,973	-	-	-	-	-	-	-	19,241	58,147

Reconciliation of changes in right-of-use assets as of	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Office equipment	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Constructions in progress	Machinery, plant and equipment	Total
December 31, 2021, net value	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	-	23,377	-	2,479	-	-	-	-	-	-	-	4,168	30,024
Additions	17,552	1,209	-	862	-	-	-	-	-	-	-	12,203	31,826
Depreciation expenses	(199)	(3,635)	-	(763)	-	-	-	-	-	-	-	(4,109)	(8,706)
Other increases / decreases	-	-	-	-	-	-	-	-	-	-	-	(536)	(536)
Total changes	17,353	(2,426)	-	99	-	-	-	-	-	-	-	7,558	22,584
Closing balance	17,353	20,951	-	2,578	-	-	-	-	-	-	-	11,726	52,608

The Company’s lease activities included the following aspects:

(a)	The nature of the Company’s lease activities is related to contracts focused primarily on business operations, mainly rights-of-use to equipment and real estate,

(b)	The Company does not estimate any significant future cash outflows that would potentially expose the Company, and these are likewise not reflected in the measurement of lease liabilities, related to concepts such as: (i) Variable lease payments, (ii) Expansion options and termination options, (iii) Guaranteed residual value and (iv) Leases not yet undertaken but committed by the Company.

(c)	These are not subject to restrictions or agreements imposed by contracts.

There were no sales transactions with leases later in the period.

Notes to the Consolidated Interim Financial Statements September 30, 2022

14.2	Lease liabilities

	As of September 30, 2022		As of December 31, 2021
	Current	Non-Current	Current	Non-Current
Lease liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Lease liabilities	9,939	47,658	7,704	46,519
Total	9,939	47,658	7,704	46,519

i) Current and non-current lease liabilities

Debtor			Creditor			Contract	Type of	Maturity
Tax ID No.	Company	Country	TAX ID No.	Supplier	Country	indexation unit	amortization	date	Effective rate
79.626.800-K	SQM Salar S.A.	Chile	83.776.000-3	Empresa Constructora Contex Ltda.	Chile	UF	Monthly	03-31-2025	5.39%
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinaria Astudillo y Hermanos Ltda.	Chile	UF	Monthly	01-08-2026	2.89%
79.626.800-K	SQM Salar S.A.	Chile	76.065.017-K	SKM Industrial Ltda.	Chile	Peso	Monthly	06-01-2022	8.93%
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinaria Astudillo y Hermanos Ltda.	Chile	Peso	Monthly	11-24-2025	2.89%
79.626.800-K	SQM Salar S.A.	Chile	76.158.471-5	Sociedad Inmobiliaria Amaru SpA	Chile	UF	Monthly	07-11-2023	2.00%
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinaria Astudillo y Hermanos Ltda.	Chile	UF	Monthly	06-01-2026	3.26%
79.626.800-K	SQM Salar S.A.	Chile	76.951.498-8	Inversiones y Gestión New Energy SpA	Chile	UF	Monthly	04-01-2024	0.00%
79.626.800-K	SQM Salar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SpA	Chile	UF	Monthly	05-01-2028	2.90%
79.626.800-K	SQM Salar S.A.	Chile	83.472.500-2	Tattersall Maquinarias S.A.	Chile	UF	Monthly	05-01-2028	2.90%
79.947.100-0	SQM Industrial S.A.	Chile	96.856.400-5	El Trovador S.A.	Chile	UF	Monthly	02-08-2030	3.10%
79.947.100-0	SQM Industrial S.A.	Chile	76.976.580-8	Sociedad Comercial Grandleasing Chile Ltda	Chile	UF	Monthly	08-26-2024	2.72%
79.947.100-0	SQM Industrial S.A.	Chile	76.536.499-K	Jungheinrich Rentalif SPA	Chile	UF	Monthly	10-07-2024	3.49%
79.947.100-0	SQM Industrial S.A.	Chile	76.320.186-4	Tecno Fast S.A.	Chile	UF	Monthly	12-31-2022	1.44%
96.592.190-7	SQM Nitratos S.A.	Chile	76.536.499-K	Jungheinrich Rentalif SPA	Chile	UF	Monthly	10-07-2024	3.49%
93.007.000-9	SQM S.A.	Chile	76.536.499-K	Jungheinrich Rentalif SPA	Chile	UF	Monthly	10-07-2024	3.49%
79.768.170-9	Soquimich Comercial S.A.	Chile	96.662.540-6	Containers Operators S.A.	Chile	UF	Monthly	12-31-2022	0.81%
79.768.170-9	Soquimich Comercial S.A.	Chile	76.729.932-K	SAAM Logistics S.A.	Chile	UF	Monthly	08-01-2022	0.81%

Notes to the Consolidated Interim Financial Statements September 30, 2022

Debtor			Creditor			Contract	Type of	Maturity
Tax ID No.	Company	Country	TAX ID No.	Supplier	Country	indexation unit	amortization	date	Effective rate
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	Chile	UF	Monthly	07-06-2023	1.30%
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	Chile	UF	Monthly	07-06-2023	1.30%
79.768.170-9	Soquimich Comercial S.A.	Chile	76.722.280-7	Inmobiliaria Chincui SPA	Chile	UF	Monthly	05-01-2028	3.38%
79.768.170-9	Soquimich Comercial S.A.	Chile	96.565.580-8	Compañía de Leasing Tattersall S.A.	Chile	UF	Monthly	07-05-2025	2.97%
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	Chile	UF	Monthly	03-01-2029	4.11%
76.359.919-1	Orcoma SpA	Chile	70.017.320-8	Obispado de Iquique	Chile	CLP	Monthly	07-12-2036	6.16%
76.359.919-1	Orcoma SpA	Chile	73.190.800-1	Comunidad Indígena Aymara Pueblo de Pisiga Choque	Chile	UF	Monthly	07-12-2024	2.53%
76.359.919-1	Orcoma SpA	Chile	6.848.218-6	Ruth del Carmen Cortez Maturana	Chile	CLP	Monthly	07-12-2031	7.44%
Extranjero	SQM North America Corp.	USA	Foreign	Paces West LL.	USA	Dollar	Monthly	12-31-2027	3.36%
Extranjero	SQM North America Corp.	USA	Foreign	Hawkins Nunmber One, LLC	USA	Dollar	Monthly	08-31-2024	3.33%
Extranjero	SQM North America Corp.	USA	Foreign	Deep South Equipment Company	USA	Dollar	Monthly	03-24-2024	1.33%
Extranjero	SQM North America Corp.	USA	Foreign	Tennant-South	USA	Dollar	Monthly	07-02-2023	1.00%
Extranjero	SQM North America Corp.	USA	Foreign	Deacon Jones CDJR	USA	Dollar	Monthly	03-30-2024	2.81%
Extranjero	SQM North America Corp.	USA	Foreign	Mt Mullahey Inc. Mullahey Chrysler Dodge	USA	Dollar	Monthly	09-11-2022	2.81%
Extranjero	SQM North America Corp.	USA	Foreign	Berwyn Partners Inc.	USA	Dollar	Monthly	12-24-2024	1.34%
Extranjero	SQM North America Corp.	USA	Foreign	Myers Ford Co Inc.	USA	Dollar	Monthly	06-25-2024	1.51%
Extranjero	SQM North America Corp.	USA	Foreign	Ford Motor Credit Company	USA	Dollar	Monthly	05-17-2025	4.19%
Extranjero	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Onni Ensenada S.A. de C.V.	Mexico	Dollar	Monthly	12-03-2026	3.45%
Extranjero	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Madol Inmobiliaria S.A. de C.V.	Mexico	Mexican Peso	Monthly	10-31-2023	7.84%
Extranjero	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Madol Inmobiliaria S.A. de C.V.	Mexico	Mexican Peso	Monthly	10-31-2023	7.84%
Extranjero	SQM Europe N.V.	Belgium	Foreign	Straatsburgdok N.V.	Belgium	Euro	Monthly	03-31-2027	1.30%
Extranjero	SQM Australia PTY	Australia	Foreign	Eagle Petroleum (WA) Pty Ltd	Australia	Australian dollar	Monthly	06-21-2022	5.00%
Extranjero	SQM Australia PTY	Australia	Foreign	The trust Company (Australia) Pty Ltd	Australia	Australian dollar	Monthly	01-31-2021	3.60%
Extranjero	SQM Australia PTY	Australia	Foreign	Ausco Modular Pty Limited	Australia	Australian dollar	Monthly	01-31-2023	5.00%
Extranjero	SQM Australia PTY	Australia	Foreign	Western Australian Land Authority	Australia	Australian dollar	Monthly	08-31-2051	3.55%
Extranjero	SQM Australia PTY	Australia	Foreign	Mining Thiess Pty Ltd.	Australia	Australian dollar	Monthly	08-31-2051	3.55%
Extranjero	SQM Colombia S.A.S.	Colombia	Foreign	Mareauto Colombia S.A.S.	Colombia	COP	Monthly	12-18-2023	2.01%
Extranjero	SQM Colombia S.A.S.	Colombia	Foreign	Renting Colombia S.A.	Colombia	COP	Monthly	10-16-2024	2.72%
Extranjero	SQM Colombia S.A.S.	Colombia	Foreign	Renting Colombia S.A.	Colombia	COP	Monthly	12-27-2024	2.17%
Extranjero	SQM África Pty	Sudáfrica	Foreign	Goscor Finance (Pty) Ltd	South Africa	ZAR	Monthly	11-01-2026	8.51%

Notes to the Consolidated Interim Financial Statements September 30, 2022

(a)	As of September 30, 2022, and December 31, 2021, current lease liabilities are analyzed as follows:

Debtor	Creditor	Nominal amounts as of September 30, 2022			Current values as of September 30, 2022
		Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
Company	Supplier	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	540	1,619	2,159	475	1,464	1,939
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	100	300	400	91	278	369
SQM Salar S.A.	SKM Industrial Ltda.	-	-	-	-	-	-
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	48	145	193	44	135	179
SQM Salar S.A.	Sociedad Inmobiliaria Amaru SpA	49	98	147	48	97	145
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	8	23	31	7	21	28
SQM Salar S.A.	Inversiones y Gestión New Energy SpA	108	325	433	108	325	433
SQM Salar S.A.	Jungheinrich Rentalift SpA	130	390	520	111	338	449
SQM Salar S.A.	Tattersall Maquinarias S.A.	55	164	219	47	142	189
SQM Industrial S.A.	El Trovador S.A.	466	1,399	1,865	373	1,135	1,508
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	180	540	720	172	522	694
SQM Industrial S.A.	Jungheinrich Rentalift SpA	29	88	117	28	84	112
SQM Industrial S.A.	Tecnofast	18	-	18	18	-	18
SQM Nitratos S.A.	Jungheinrich Rentalift SpA	18	55	73	17	52	69
SQM S.A.	Jungheinrich Rentalift SpA	20	59	79	18	57	75
Orcoma SpA	Obispado de Iquique	1	4	5	1	2	3
Orcoma SpA	Comunidad Indígena Aymara Pueblo de Pisiga Choque	1	4	5	1	4	5
Orcoma SpA	Ruth del Carmen Cortez Maturana	1	3	4	1	2	3
Soquimich Comercial S.A.	Container Operators S.A.	86	-	86	86	-	86
Soquimich Comercial S.A.	Muelles de Penco S.A.	41	96	137	41	96	137
Soquimich Comercial S.A.	Muelles de Penco S.A.	44	104	148	44	103	147
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	157	471	628	130	397	527
Soquimich Comercial S.A.	Compañia de leasing Tattersall S.A.	58	174	232	54	163	217
Soquimich Comercial S.A.	Muelles de Penco S.A.	19	58	77	15	46	61
Soquimich Comercial S.A.	Muelles de Penco S.A.	23	69	92	20	62	82
SQM North America Corp.	Paces West LL.	56	171	227	47	145	192
SQM North America Corp.	Hawkins Nunmber One, LLC	33	99	132	31	95	126
SQM North America Corp.	Deep South Equipment Company	1	4	5	1	4	5
SQM North America Corp.	Tennant- South	1	3	4	1	3	4
SQM North America Corp.	Deacon Jones CDJR	2	6	8	2	6	8
SQM North America Corp.	Mt Mullahey Inc. Mullahey Chrysler Dodge	-	-	-	-	0	-
SQM North America Corp.	Berwyn Partners Inc	2	6	8	2	6	8
SQM North America Corp.	Myers Ford Co Inc	2	6	8	2	5	7
SQM North America Corp.	Ford Motor Credit Company	2	5	7	2	5	7
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	99	296	395	86	262	348
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	21	60	81	18	56	74
Subtotal		2,419	6,844	9,263	2,142	6,112	8,254

Notes to the Consolidated Interim Financial Statements September 30, 2022

Entidad deudora	Creditor	Nominal amounts as of September 30, 2022			Current values as of September 30, 2022
		Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
Company	Supplier	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	7	21	28	7	20	27
SQM Europe N.V.	Straatsburgdok N.V.	102	306	408	96	290	386
SQM Australia PTY	Ausco Modular Pty Limited	8	29	37	7	14	21
SQM Australia PTY	Western Australian Land Authority	(99)	(315)	(414)	(50)	(137)	(187)
SQM Australia PTY	Eagle Petroleum (WA) Pty Ltd	-	-	-	-	-	-
SQM Australia PTY	Knight Frank	-	-	-	-	-	-
SQM Australia PTY	Mining Leases	525	1,627	2,152	337	1,045	1,382
SQM Colombia S.A.S.	Mareauto Colombia S.A.S.	1	4	5	1	4	5
SQM Colombia S.A.S.	Renting Colombia S.A.	2	6	8	2	6	8
SQM Colombia S.A.S.	Renting Colombia S.A.	2	7	9	2	7	9
SQM Africa Pty	Goscor Finance (Pty) Ltd	12	36	48	8	26	34
Subtotal		560	1,721	2,281	410	1,275	1,685
Total		2,979	8,565	11,544	2,552	7,387	9,939

Notes to the Consolidated Interim Financial Statements September 30, 2022

Debtor	Creditor	Nominal amounts as of December 31, 2021			Current values as of December 31, 2021
		Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
Company	Supplier	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	540	1,618	2,158	457	1,407	1,864
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	100	300	400	89	272	361
SQM Salar S.A.	SKM Industrial Ltda.	202	135	337	197	133	330
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	48	145	193	43	132	175
SQM Salar S.A.	Sociedad Inmobiliaria Amaru SpA	49	146	195	47	144	191
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	8	23	31	7	20	27
SQM Industrial S.A.	El Trovador S.A.	466	1,399	1,865	364	1,110	1,474
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	180	541	721	168	512	680
SQM Industrial S.A.	Jungheinrich Rentalift SpA	30	88	118	27	82	109
SQM Industrial S.A.	Tecnofast	18	56	74	18	55	73
SQM Nitratos S.A.	Jungheinrich Rentalift SpA	18	55	73	17	50	67
SQM S.A.	Jungheinrich Rentalift SpA	20	59	79	18	55	73
Orcoma Estudios SpA	Obispado de Iquique	1	4	5	1	1	2
Orcoma Estudios SpA	Comunidad Indígena Aymara Pueblo de Pisiga Choque	1	5	6	1	4	5
Orcoma Estudios SpA	Ruth del Carmen Cortez Maturana	1	3	4	1	1	2
Soquimich Comercial S.A.	Container Operators S.A.	86	257	343	85	257	342
Soquimich Comercial S.A.	Muelles de Penco S.A.	41	124	165	41	122	163
Soquimich Comercial S.A.	Muelles de Penco S.A.	44	134	178	44	131	175
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	157	471	628	127	388	515
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	58	174	232	52	161	213
SQM North America Corp.	Paces West LL.	55	168	223	44	138	182
SQM North America Corp.	Hawkins Nunmber One, LLC	32	98	130	30	91	121
SQM North America Corp.	Deep South Equipment Company	1	4	5	1	4	5
SQM North America Corp.	Tennant- South	2	4	6	1	5	6
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	99	296	395	84	254	338
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	20	58	78	17	53	70
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	7	21	28	6	19	25
SQM Europe N.V.	Straatsburgdok N.V.	102	306	408	95	288	383
SQM Australia PTY	Ausco Modular Pty Limited	9	25	34	8	24	32
SQM Australia PTY	Western Australian Land Authority	(52)	(227)	(279)	(103)	(244)	(347)
SQM Australia PTY	Eagle Petroleum (WA) Pty Ltd	5	6	11	3	8	11
SQM Australia PTY	Knight Frank	12	-	12	12	-	12
SQM Colombia S.A.S.	Mareauto Colombia S.A.S.	2	4	6	2	4	6
SQM Colombia S.A.S.	Renting Colombia S.A.	2	7	9	2	7	9
SQM Colombia S.A.S.	Renting Colombia S.A.	3	7	10	3	7	10
Total		2,367	6,514	8,881	2,009	5,695	7,704

Notes to the Consolidated Interim Financial Statements September 30, 2022

(b)	As of Sepember 30, 2022 and December 31, 2021, the non-current lease liabilities are analyzed as follows:

Debtor	Creditor	Nominal amounts as of September 30, 2022				Actual amounts as of September 30, 2022
		1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
Company	Supplier	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	3,238	-	-	3,238	3,107	-	-	3,107
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	800	133	-	933	770	133	-	903
SQM Salar S.A.	SKM Industrial Ltda.	-	-	-	-	-	-	-	-
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	386	32	-	418	373	32	-	405
SQM Salar S.A.	Sociedad Inmobiliaria Amaru SpA	-	-	-	-	-	-	-	-
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	62	21	-	83	59	20	-	79
SQM Salar S.A.	Inversiones y Gestión New Energy SpA	253	-	-	253	253	-	-	253
SQM Salar S.A.	Jungheinrich Rentalift SpA	1,041	1,041	347	2,429	937	992	342	2,271
SQM Salar S.A.	Tattersall Maquinarias S.A.	439	439	146	1,024	395	418	144	957
SQM Industrial S.A.	El Trovador S.A.	3,730	5,594	2,642	11,966	3,158	5,113	2,582	10,853
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	601	-	-	601	593	-	-	593
SQM Industrial S.A.	Jungheinrich Rentalift SpA	128	-	-	128	125	-	-	125
SQM Industrial S.A.	Tecnofast	-	-	-	-	-	-	-	-
SQM Nitratos S.A.	Jungheinrich Rentalift SpA	79	-	-	79	77	-	-	77
SQM S.A.	Jungheinrich Rentalift SpA	86	-	-	86	84	-	-	84
Orcoma Estudios SpA	Obispado de Iquique	10	14	37	61	5	8	30	43
Orcoma Estudios SpA	Comunidad Indígena Aymara Pueblo de Pisiga Choque	4	-	-	4	4	-	-	4
Orcoma Estudios SpA	Ruth del Carmen Cortez Maturana	8	12	11	31	5	9	10	24
Soquimich Comercial S.A.	Container Operators S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	1,255	1,673	-	2,928	1,110	1,599	-	2,709
Soquimich Comercial S.A.	Compañia de leasing Tattersall S.A.	407	-	-	407	396	-	-	396
Soquimich Comercial S.A.	Muelles de Penco S.A.	78	79	281	438	64	67	261	392
Soquimich Comercial S.A.	Muelles de Penco S.A.	92	46	-	138	87	45	-	132
SQM North America Corp.	Paces West LL.	476	570	-	1,046	424	548	-	972
SQM North America Corp.	Hawkins Nunmber One, LLC	124	-	-	124	122	-	-	122
SQM North America Corp.	Deep South Equipment Company	2	-	-	2	2	-	-	2
SQM North America Corp.	Tennant- South	-	-	-	-	-	-	-	-
SQM North America Corp.	Deacon Jones CDJR	4	-	-	4	4	-	-	4
SQM North America Corp.	Berwyn Partners Inc	11	-	-	11	10	-	-	10
SQM North America Corp.	Myers Ford Co Inc	6	-	-	6	5	-	-	5
SQM North America Corp.	Ford Motor Credit Company	12	-	-	12	11	-	-	11
Subtotal		13,332	9,654	3,464	26,450	12,180	8,984	3,369	24,533

Notes to the Consolidated Interim Financial Statements September 30, 2022

Debtor	Creditor	Nominal amounts as of September 30, 2022				Actual amounts as of September 30, 2022
		1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
Company	Supplier	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	789	461	-	1,250	732	451	-	1,183
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	7	-	-	7	6	-	-	6
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	2	-	-	2	2	-	-	2
SQM Europe N.V.	Straatsburgdok N.V.	877	677	-	1,554	848	670	-	1,518
SQM Australia PTY	Ausco Modular Pty Limited	-	-	-	-	-	-	-	-
SQM Australia PTY	Western Australian Land Authority	1,425	2,983	22,785	27,193	218	1,254	15,577	17,049
SQM Australia PTY	Eagle Petroleum (WA) Pty Ltd	-	-	-	-	-	-	-	-
SQM Australia PTY	Knight Frank	-	-	-	-	-	-	-	-
SQM Australia PTY	Mining Leases	4,163	831	-	4,994	2,675	534	-	3,209
SQM Colombia S.A.S.	Mareauto Colombia S.A.S.	1	-	-	1	1	-	-	1
SQM Colombia S.A.S.	Renting Colombia S.A.	10	-	-	10	10	-	-	10
SQM Colombia S.A.S.	Renting Colombia S.A.	14	-	-	14	14	-	-	14
SQM Africa Pty	Goscor Finance (Pty) Ltd	12	36	48	96	80	53	-	133
Subtotal		7,300	4,988	22,833	35,121	4,586	2,962	15,577	23,125
Total		20,632	14,642	26,297	61,571	16,766	11,946	18,946	47,658

Notes to the Consolidated Interim Financial Statements September 30, 2022

Debtor	Creditor	Nominal amounts as of December 31, 2022				Actual amounts as of December 31, 2022
		Más de 1 hasta 2 años	Más de 2 hasta 3 años	Más de 3 hasta 4 años	Total	Más de 1 hasta 2 años	Más de 2 hasta 3 años	Más de 3 hasta 4 años	Total
Empresa	Proveedor	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	4,317	540	-	4,857	4,036	535	-	4,571
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda,	800	434	-	1,234	754	426	-	1,180
SQM Salar S.A.	SKM Industrial Ltda,	-	-	-	-	-	-	-	-
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda,	386	177	-	563	365	174	-	539
SQM Salar S.A.	Sociedad Inmobiliaria Amaru SpA	98	-	-	98	97	-	-	97
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda,	62	44	-	106	57	43	-	100
SQM Industrial S.A.	El Trovador S.A.	3,730	5,594	4,040	13,364	3,086	4,997	3,905	11,988
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	1,141	-	-	1,141	1,115	-	-	1,115
SQM Industrial S.A.	Jungheinrich Rentalift SpA	216	-	-	216	209	-	-	209
SQM Industrial S.A.	Tecnofast	-	-	-	-	-	-	-	-
SQM Nitratos S.A.	Jungheinrich Rentalift SpA	134	-	-	134	129	-	-	129
SQM S.A.	Jungheinrich Rentalift SpA	145	-	-	145	141	-	-	141
Orcoma Estudios SpA	Obispado de Iquique	10	14	41	65	5	8	32	45
Orcoma Estudios SpA	Comunidad Indígena Aymara Pueblo de Pisiga Choque	8	-	-	8	8	-	-	8
Orcoma Estudios SpA	Ruth del Carmen Cortez Maturana	8	12	14	34	5	8	12	25
Soquimich Comercial S.A.	Container Operators S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	96	-	-	96	96	-	-	96
Soquimich Comercial S.A.	Muelles de Penco S.A.	104	-	-	104	103	-	-	103
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	1,255	1,883	261	3,399	1,082	1,766	259	3,107
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S,A.	465	116	-	581	444	115	-	559
SQM North America Corp.	Paces West LL,	465	752	-	1,217	403	714	-	1,117
SQM North America Corp.	Hawkins Nunmber One, LLC	224	-	-	224	217	-	-	217
SQM North America Corp.	Deep South Equipment Company	6	-	-	6	6	-	-	6
SQM North America Corp.	Tennant- South	3	-	-	3	3	-	-	3
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	789	756	-	1,545	713	731	-	1,444
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	65	-	-	65	63	-	-	63
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	24	-	-	24	23	-	-	23
SQM Europe N.V.	Straatsburgdok N.V.	844	1,015	-	1,859	807	1,000	-	1,807
SQM Australia PTY	Ausco Modular Pty Limited	15	-	-	15	15	-	-	15
SQM Australia PTY	Western Australian Land Authority	1,184	2,995	24,724	28,903	(86)	1,146	16,710	17,770
SQM Colombia S.A.S.	Mareauto Colombia S.A.S.	6	-	-	6	6	-	-	6
SQM Colombia S.A.S.	Renting Colombia S.A.S.	15	-	-	15	15	-	-	15
SQM Colombia S.A.S.	Renting Colombia S.A.S.	21	-	-	21	21	-	-	21
Total		16,636	14,332	29,080	60,048	13,938	11,663	20,918	46,519

Notes to the Consolidated Interim Financial Statements September 30, 2022

Other lease disclosures

Total lease expenses related to lease payments that did not qualify under the scope of IFRS 16 were ThUS$ 58,607 and ThUS$ 55,137 for the periods ended September 30, 2022 and 2021. See Note 23.8.

Expenses related to variable payments not included in lease liabilities were ThUS$ 2,441 and ThUS$ 777 for the periods ending September 30, 2022 and 2021.

Income from subleases on right-of-use assets were ThUS$ 106 and ThUS$ 100 as of September 30, 2022 and 2021, respectively.

Payments for contractual operating leases are disclosed in Note 4.2 Liquidity Risk.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 15	Intangible assets and goodwill

15.1	Reconciliation of changes in intangible assets and goodwill

As of September 30, 2022
		Net Value
Intangible assets and goodwill	Useful life	ThUS$
IT programs	Finite	2,824
Mining rights	Finite	143,807
Water rights and rights of way	Indefinite	4,906
Water rights	Finite	12,316
Intellectual property	Finite	6,005
Other intangible assets	Finite	191
Intangible assets other than goodwill		169,949
Goodwill	Indefinite	967
Total Intangible Asset		170,916

As of December 31, 2021
		Net Value
Intangible assets and goodwill	Useful life	ThUS$
IT programs	Finite	3,447
Mining rights	Finite	149,532
Water rights and rights of way	Indefinite	4,909
Water rights	Finite	15,158
Intellectual property	Finite	6,481
Other intangible assets	Finite	131
Intangible assets other than goodwill		179,658
Goodwill	Indefinite	34,596
Total Intangible Asset		214,254

Notes to the Consolidated Interim Financial Statements September 30, 2022

a)	Movements in identifiable intangible assets as of September 30, 2022 and December 31, 2021

	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Water rights	Customer- related intangible assets	Intellectual property	Other intangible assets	Goodwill	Total
Movements in Identifiable intangible assets	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2022	3,447	149,532	4,909	15,158	-	6,481	131	34,596	214,254
Additions	139	1,018	-	-	-	-	8	-	1,165
Amortization for the year	(752)	(6,673)	-	(2,842)	-	(476)	(47)	-	(10,790)
Impairment losses recognized in profit or loss for the year	-	-	-	-	-	-	-	(33,629)	(33,629)
Other increases / decreases for foreign currency exchange rates	(10)	-	(3)	-	-	-	(1)	-	(14)
Decreases through sale	-	-	-	-	-	-	-	-	-
Transferred from available for sale	-	-	-	-	-	-	-	-	-
Other increases (decreases)	-	(70)	-	-	-	-	-	-	(70)
Subtotal	(623)	(5,725)	(3)	(2,842)	-	(476)	(40)	(33,629)	(43,338)
Equity as of September 30, 2022	2,824	143,807	4,906	12,316	-	6,005	91	967	170,916
Historical cost	35,745	163,841	7,417	18,000	1,778	7,370	2,284	4,501	240,936
Accumulated amortization	(32,921)	(20,034)	(2,511)	(5,684)	(1,778)	(1,365)	(2,193)	(3,534)	(70,020)

Equity at January 1, 2021	4,826	150,046	5,343	18,000	-	-	192	41,966	220,373
Additions	296	344	-	-	-	-	9	-	649
Amortization for the year	(1,716)	(2,863)	-	(2,842)	-	(889)	(64)	-	(8,374)
Impairment losses recognized in profit or loss for the year (1)	-	(48)	(430)	-	-	-	-	-	(478)
Other increases / decreases for foreign currency exchange rates	(17)	2,283	(4)	-	-	-	(6)	-	2,256
Decreases through sale	-	-	-	-	-	-	-	-	-
Transferred from available for sale	-	16	-	-	-	-	-	-	16
Other increases (decreases)	58	(246)	-	-	-	7,370	-	(7,370)	(188)
Subtotal	(1,379)	(514)	(434)	(2,842)	-	6,481	(61)	(7,370)	(6,119)
Equity as of December 31, 2021	3,447	149,532	4,909	15,158	-	6,481	131	34,596	214,254
Historical cost	35,616	162,893	7,420	18,000	1,778	7,370	2,277	38,130	273,484
Accumulated amortization	(32,169)	(13,361)	(2,511)	(2,842)	(1,778)	(889)	(2,146)	(3,534)	(59,230)

(1)	See Note 23.5

Notes to the Consolidated Interim Financial Statements September 30, 2022

b)	Movements in identifiable goodwill as of September 30, 2022 and December 31, 2021:

Accumulated impairment	Goodwill at the beginning of period January 1, 2022	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Total
Movements in identifiable goodwill	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A. (*)	22,255	-	(22,255)	(22,255)	-
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich European Holding B.V. (*)	11,383	-	(11,374)	(11,374)	9
SQM Potasio S.A.	724	-	-	-	724
Total Increase (decreases)	34,596	-	(33,629)	(33,629)	967
Ending balance as of September 30, 2022	34,596	-	(33,629)	(33,629)	967

(*) Based on a quantitative analysis conducted by management, this goodwill was adjusted for impairment based on the assessment that its partial or total book value is not recoverable.

Accumulated impairment	Goodwill at the beginning of period January 1, 2021	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Total
Movements in identifiable goodwill	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	22,255	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich European Holding B.V.	11,383	-	-	-	11,383
SQM Holland B.V. (*)	7,370	-	-	(7,370)	-
SQM Potasio S.A.	724	-	-	-	724
Total Increase (decreases)	41,966	-	-	(7,370)	34,596
Ending balance as of December 31, 2021	41,966	-	-	(7,370)	34,596

(*) The measurement of assets and liabilities related to the acquisition of WNSPK (see Note 7) was completed in 2021 and as a result ThUS$ 7,370 were identified as intellectual property and reclassified from goodwill as a consequence.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 16	Property, plant and equipment

As of September 30, 2022, and December 31, 2021, the detail of property, plant and equipment is as follows:

16.1	Types of property, plant and equipment

	As of September 30, 2022	As of December 31, 2021
Description of types of property, plant and equipment	ThUS$	ThUS$
Property, plant and equipment, net
Land	23,456	23,507
Buildings	257,358	270,563
Other property, plant and equipment	28,576	32,846
Transport equipment	2,362	2,463
Supplies and accessories	4,653	5,556
Office equipment	1,235	1,386
Network and communication equipment	1,199	1,359
Mining assets	30,260	38,241
IT equipment	3,238	3,570
Energy generating assets	3,434	3,970
Constructions in progress	1,294,519	731,787
Machinery, plant and equipment	853,588	896,977
Total	2,503,878	2,012,225
Property, plant and equipment, gross
Land	23,456	23,507
Buildings	777,851	767,096
Other property, plant and equipment	240,361	239,582
Transport equipment	13,867	13,357
Supplies and accessories	28,828	28,786
Office equipment	12,923	12,943
Network and communication equipment	9,964	9,577
Mining assets	196,075	195,889
IT equipment	30,959	30,456
Energy generating assets	38,540	38,540
Constructions in progress	1,294,519	731,787
Machinery, plant and equipment	3,539,684	3,464,881
Total	6,207,027	5,556,401
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	(520,493)	(496,533)
Accumulated depreciation and impairment of other property, plant and equipment	(211,785)	(206,736)
Accumulated depreciation and impairment of transport equipment	(11,505)	(10,894)
Accumulated depreciation and impairment of supplies and accessories	(24,175)	(23,230)
Accumulated depreciation and impairment of office equipment	(11,688)	(11,557)
Accumulated depreciation and impairment of network and communication equipment	(8,765)	(8,218)
Accumulated depreciation and impairment of mining assets	(165,815)	(157,648)
Accumulated depreciation and impairment of IT equipment	(27,721)	(26,886)
Accumulated depreciation and impairment of energy generating assets	(35,106)	(34,570)
Accumulated depreciation and impairment of machinery, plant and equipment	(2,686,096)	(2,567,904)
Total	(3,703,149)	(3,544,176)

Notes to the Consolidated Interim Financial Statements September 30, 2022

	As of September 30, 2022	As of December 31, 2021
Description of classes of property, plant and equipment	ThUS$	ThUS$
Property, plant and equipment, net
Pumps	24,605	28,889
Conveyor Belt	16,789	18,294
Crystallizer	18,722	20,189
Plant Equipment	148,711	168,370
Tanks	20,827	22,358
Filter	42,337	41,438
Electrical equipment/facilities	93,020	97,594
Other Property, Plant & Equipment	73,245	71,150
Site Closure	35,815	34,248
Piping	96,014	106,317
Well	188,321	202,982
Pond	44,682	42,547
Spare Parts (1)	50,500	42,601
Total	853,588	896,977

(1)	The reconciliation of the spare parts provision as of September 30, 2022 and December 31, 2021 is as follows:

	As of September 30, 2022	As of December 31, 2021
Conciliation	ThUS$	ThUS$
Opening balance	48,262	42,881
Increase in provision	3,908	5,381
Closing balance	52,170	48,262

Notes to the Consolidated Interim Financial Statements September 30, 2022

16.2	Conciliation of changes in property, plant and equipment by type:

Reconciliation of changes in property, plant and equipment by class as of September 30, 2022 and December 31, 2021:

Reconciliation of changes in property, plant and equipment by class	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2022	23,507	270,563	32,846	2,463	5,556	1,386	1,359	38,241	3,570	3,970	731,787	896,977	2,012,225
Additions	4	495	440	45	-	3	112	-	193	-	622,225	7,105	630,622
Disposals	-	-	-	-	-	-	-	-	-	-	-	(19)	(19)
Depreciation for the year	-	(23,936)	(5,373)	(613)	(954)	(153)	(547)	(8,167)	(935)	(536)	-	(118,005)	(159,219)
Impairment (2)	-	(156)	-	-	-	-	-	-	-	-	-	(291)	(447)
Increase (decrease) in foreign currency translation difference	(46)	(49)	-	-	-	-	-	-	-	-	-	(39)	(134)
Reclassifications	117	9,875	709	467	-	-	275	186	431	-	(67,419)	55,359	-
Other increases (decreases) (1)	-	643	(46)	-	51	(1)	-	-	(21)	-	7,926	12,501	21,053
Decreases for classification as held for sale	(126)	(77)	-	-	-	-	-	-	-	-	-	-	(203)
Subtotal	(51)	(13,205)	(4,270)	(101)	(903)	(151)	(160)	(7,981)	(332)	(536)	562,732	(43,389)	491,653
Equity as of September 30, 2022	23,456	257,358	28,576	2,362	4,653	1,235	1,199	30,260	3,238	3,434	1,294,519	853,588	2,503,878
Historical cost	23,456	777,851	240,361	13,867	28,828	12,923	9,964	196,075	30,959	38,540	1,294,519	3,539,684	6,207,027
Accumulated depreciation	-	(520,493)	(211,785)	(11,505)	(24,175)	(11,688)	(8,765)	(165,815)	(27,721)	(35,106)	-	(2,686,096)	(3,703,149)

Equity at January 1, 2021	23,579	239,666	35,418	2,880	4,183	459	1,272	47,052	4,083	4,878	486,345	887,504	1,737,319
Additions	-	-	346	-	-	29	58	-	232	-	470,112	756	471,533
Disposals	-	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation for the year	-	(30,872)	(7,848)	(759)	(1,384)	(383)	(539)	(10,138)	(1,387)	(908)	-	(141,460)	(195,678)
Impairment (2)	-	(456)	(75)	-	(16)	(8)	-	-	(8)	-	-	(5,019)	(5,582)
Increase (decrease) in foreign currency translation difference	(72)	(80)	(1)	-	-	(1)	-	-	-	-	-	(69)	(223)
Reclassifications	-	62,291	5,008	354	2,773	1,290	553	1,327	557	-	(224,945)	150,792	-
Other increases (decreases) (1)	-	14	(2)	(12)	-	-	15	-	93	-	275	4,473	4,856
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotale	(72)	30,897	(2,572)	(417)	1,373	927	87	(8,811)	(513)	(908)	245,442	9,473	274,906
Equity as of December 31, 2021	23,507	270,563	32,846	2,463	5,556	1,386	1,359	38,241	3,570	3,970	731,787	896,977	2,012,225
Historical cost	23,507	767,096	239,582	13,357	28,786	12,943	9,577	195,889	30,456	38,540	731,787	3,464,881	5,556,401
Accumulated depreciation	-	(496,533)	(206,736)	(10,894)	(23,230)	(11,557)	(8,218)	(157,648)	(26,886)	(34,570)	-	(2,567,904)	(3,544,176)

(1) The net balance of “Other Increases (Decreases)” corresponds to all those items that are reclassified to or from “Property, Plant and Equipment” and they can have the following origin: (i) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate; (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to “Intangibles (v) Provisions related to the investment plan and assets related to closing the site; (vi) Capitalization of IFRS 16 expenses.

(2) See note 23.5.

Notes to the Consolidated Interim Financial Statements September 30, 2022

16.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.

16.4	Cost of capitalized interest, property, plant and equipment

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	As of September 30, 2022	As of September 30, 2021
Costs of capitalized interest	ThUS$	ThUS$
Weighted average capitalization rate of capitalized interest costs	4%	4%
Amount of capitalized interest costs in ThUS$	17,108	10,123

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 17	Other current and non-current non-financial assets

As of September 30, 2022, and December 31, 2021, the detail of “Other Current and Non-current Assets” is as follows:

	As of September 30, 2022	As of December 31, 2021
Other non-financial assets, current	ThUS$	ThUS$
Domestic Value Added Tax	55,960	26,356
Foreign Value Added Tax	129,450	14,395
Prepaid mining licenses	2,819	1,233
Prepaid insurance	15,731	20,443
Other prepayments	1,941	659
Refund of Value Added Tax to exporters	1,293	-
Other taxes	4,134	6,030
Other assets	980	754
Total	212,308	69,870

	As of September 30, 2022	As of December 31, 2021
Other non-financial assets, non-current	ThUS$	ThUS$
Exploration and evaluation expenses	31,637	26,752
Guarantee deposits	611	622
Other assets	5,925	6,113
Total	38,173	33,487

Movements in assets for the exploration and evaluation of mineral resources as of September 30, 2022, and December 31, 2021:

	As of September 30, 2022	As of December 31, 2021
Conciliation	ThUS$	ThUS$
Opening balance	26,752	17,883
Change in assets for exploration and evaluation of mineral resources
Additions	6,714	8,071
Short term reclassifications	(268)	83
Increase (decrease) due to transfers and other charges	(1,561)	715
Total changes	4,885	8,869
Total	31,637	26,752

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Mineral resource exploration and evaluation expenditure

Given the nature of operations of the Company and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: execution, economically feasible, not economically feasible and in exploitation:

(a)        Not economically feasible: Exploration and evaluation disbursements, once finalized and concluded to be not economically feasible, will be charged to profit and loss. As of September 30, 2022, and December 31, 2021 there were no disbursements for this concept.

(b)        Execution: Disbursements for exploration and evaluation under implementation and therefore prior to determination of economic feasibility, are presented as part of property, plant and equipment as constructions in progress.

	As of September 30, 2022	As of December 31, 2021
Explorations in execution	ThUS$	ThUS$
Chile	2,975	1,000
Total	2,975	1,000

	As of September 30, 2022	As of December 31, 2021
Conciliation of explorations in execution	ThUS$	ThUS$
Opening balance	1,000	2,666
Disbursements	2,645	1,736
Reclassifications	(670)	(3,402)
Total changes	1,975	(1,666)
Total	2,975	1,000

(c)        Economically feasible: Reimbursements for exploration and evaluation whose study concluded that its economic viability is viable are classified in “Other non-financial assets, non-current.”

		As of September 30, 2022	As of December 31, 2021
Prospecting	Type of Exploration	ThUS$	ThUS$
Chile (1)	Metallic/Non-Metallic	23,407	18,154
Total		23,407	18,154

(1) The value presented for Chile is composed as of September 2022 for ThUS 3,757, corresponding to non-metallic explorations and evaluations and ThUS$ 19,650 associated with metallic explorations. In December 2021, the amounts of non-metallic explorations were ThUS$ 5,622 and metallic were ThUS$ 12,367.

Notes to the Consolidated Interim Financial Statements September 30, 2022

	As of September 30, 2022	As of December 31, 2021
Prospecting conciliation	ThUS$	ThUS$
Opening balance	18,154	10,872
Additions	6,614	8,071
Reclassifications from Exploration in execution – Chile	671	1,906
Reclassifications to Exploration in Exploitation-Chile	(2,032)	(2,695)
2,393	5,253	7,282
Total	23,407	18,154

(d)        In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, the portion that is expected to be exploited in the following 12 months is presented as “Current Assets” in the “Inventories in process” and the remaining portion is classified as “Other Non-current Non-Financial Assets”.

	As of September 30, 2022	As of December 31, 2021
Short-Term Exploitation Conciliation	ThUS$	ThUS$
Opening balance	1,235	1,318
Amortization	-	(1,359)
Reclassifications	385	1,276
Total changes	385	(83)
Total	1,620	1,235

	As of September 30, 2022	As of December 31, 2021
Long-Term Exploitation Conciliation	ThUS$	ThUS$
Opening balance	8,598	7,011
Amortization	(1,959)	-
Reclassifications	1,591	1,587
Total changes	(368)	1,587
Total	8,230	8,598

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 18	Employee benefits

18.1	Provisions for employee benefits

	As of September 30, 2022	As of December 31, 2021
Classes of benefits and expenses by employee	ThUS$	ThUS$

Current
Profit sharing and bonuses	1,702	1,383
Performance bonds and operational targets	22,956	25,392
Total	24,658	26,775
Non-current
Profit sharing and bonuses	5,858	-
Severance indemnity payments	25,678	27,099
Total	31,536	27,099

18.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company’s employees. This is divided as follows:

a)	Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months. The Company maintains incentive programs for its employees, which are calculated based on the net result at the close of each period by applying a factor obtained from an evaluation based on their personal performance, the Company’s performance and other short-term and long-term indicators.

b)	Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g. retirement, dismissal, voluntary retirement, incapacity or disability, death, etc. See Note 18.3.

c)	Obligations after employee retirement, described in Note 18.4.

d)	Retention bonuses for a group of Company executives, described in Note 18.6.

Notes to the Consolidated Interim Financial Statements September 30, 2022

18.3	Other long-term benefits

The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1980.

Methodology

The determination of the defined benefit obligation is made under the requirements of IAS 19 “Employee benefits”.

18.4	Post-employment benefit obligations

Our subsidiary SQM NA, together with its employees established a pension plan until 2002 called the “SQM North America Retirement Income Plan”. This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM NA offers benefits related to pension plans based on the 401-K system to its employees. As of September 30, 2022, SQM NA restated the accounting effects of this pension plan, which increased “Other non-current non-financial assets” by ThUS$ 909 with the contra entry in “ Reserve for actuarial gains or losses in defined benefit plans”.

Notes to the Consolidated Interim Financial Statements September 30, 2022

18.5	Staff severance indemnities

As of September 30, 2022, and December 31, 2021, severance indemnities calculated at the actuarial value are as follows:

	As of September 30, 2022	As of December 31, 2021
Staff severance indemnities	ThUS$	ThUS$
Opening balance	(27,099)	(32,199)
Current cost of service	(2,360)	(4,978)
Interest cost	(1,289)	(1,303)
Actuarial gain loss	(254)	3,999
Exchange rate difference	3,141	4,971
Benefits paid during the year	2,183	2,411
Total	(25,678)	(27,099)

(a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

Actuarial assumptions	As of September 30, 2022	As of December 31, 2021	Annual/Years
Mortality rate	RV - 2014	RV - 2014
Actual annual interest rate	6.87%	5.67%
Voluntary retirement rate:
Men	6.49%	6.49%	Annual
Women	6.49%	6.49%	Annual
Salary increase	3.00%	3.00%	Annual
Retirement age:
Men	65	65	Years
Women	60	60	Years

(b)	Sensitivity analysis of assumptions

As of September 30, 2022, and December 31, 2021, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

	Effect + 100 basis points	Effect - 100 basis points
Sensitivity analysis as of September 30, 2022	ThUS$	ThUS$
Discount rate	(1,597)	1,797
Employee turnover rate	(210)	234

	Effect + 100 basis points	Effect - 100 basis points
Sensitivity analysis as of December 31, 2021	ThUS$	ThUS$
Discount rate	(1,614)	1,817
Employee turnover rate	(212)	237

Sensitivity relates to an increase/decrease of 100 basis points.

Notes to the Consolidated Interim Financial Statements September 30, 2022

18.6	Executive compensation plan

The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company. There are two compensation plans in effect as of September 30, 2022:

I)	Share-based compensation plan

Plan established for the 2017-2022 period for granting payments based on the change in the price of company shares. The benefit program includes a partial payment in shares where a contract is terminated for causes different from resignation and the application of Article 160 of the Labor Code.

(a)	Plan characteristics

This compensation plan is related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

(b)	Plan participants and payment dates

The compensation plan considers 29 Company executives, who are entitled to this benefit, provided that they stay with the Company until a given date, recognizing on an accrual basis: i) a 2021 bonus, which will be made effective by paying 146,708 shares distributed between the four quarters of 2021, and ii) a 2022 bonus for 42,032 shares, which will be made effective the first quarter of 2023.

(c)	Compensation

The compensation payable to each executive is calculated by multiplying:

i)	the average price of the series B shares on the Santiago Stock Exchange during the fourth quarter of 2020, in its US dollar equivalent (with a value of US$ 41.93 per share).

ii)	the average price of SQM’s series B shares during the final quarter of 2022, subject to a limit of US$ 54 per share.

iii)	by a number equal to the quantity of shares that have been individually assigned to each executive included in the plan.

The current compensation plan was approved by the Board and includes 188,740 shares. The effects on the statement of results correspond to a charge of ThUS$ 1,683 and ThUS$ 3,231 on the result for the periods ending on September 30, 2022 and 2021. 146,708 shares were paid out up to September 30, 2022.

II)	Financial target compensation plan

(a)	Plan characteristics

This compensation plan is linked to the Company’s attainment of specific financial targets. The benefit program includes a partial payment in shares where a contract is terminated for causes different from resignation and the application of Article 160 of the Labor Code.

(b)	Plan participants and payment dates

A total of 42 Company executives are entitled to this benefit, provided they remain with the Company until year end of 2025. The payment dates, where relevant, will be during the first quarter of 2026.

This compensation plan was approved by the Board and was first applied on January 1, 2022. Expenditure for the period corresponds to ThUS$5,505 as of September 30, 2022.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 19	Provisions and other non-financial liabilities

19.1	Types of provisions

	As of September 30, 2022			As of December 31, 2021
	Current	Non-current	Total	Current	Non-current	Total
Types of provisions	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for legal complaints (1)	52,106	1,146	53,252	48,518	1,223	49,741
Provision for dismantling, restoration and rehabilitation cost (2)	-	55,090	55,090	-	58,592	58,592
Other provisions (3)	997,953	1,775	999,728	269,148	1,223	270,371
Total	1,050,059	58,011	1,108,070	317,666	61,038	378,704

(1) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed, these provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 21.1).

(2) The commitments related to Sernageomin have been incorporated through the issuance of the guarantee for the restoration of the place where the production sites are located.

(3) See Note 19.2.

Notes to the Consolidated Interim Financial Statements September 30, 2022

19.2	Description of other provisions

	As of September 30, 2022	As of December 31, 2021
Current provisions, other short-term provisions	ThUS$	ThUS$
Rent under Lease contract (1)	967,368	260,889
Provision for additional tax related to foreign loans	1,350	1,027
End of agreement bonus	4,478	2,792
Directors’ per diem allowance	4,250	3,938
Miscellaneous provisions	20,507	502
Total	997,953	269,148

(1) Payment Obligations for the lease contract with CORFO: These correspond to obligations assumed in the Lease Agreement. Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030. On January 17, 2018, SQM and CORFO reached an agreement to end an arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce and other cases related to it.

The agreement signed in January 2018, includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and requires an increase in the lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. This agreement has been amended since it was signed, and it is reasonable to expect that it will continue to be amended as mutually agreed by the parties.

Additionally, SQM Salar commits to contribute to research and development efforts, as well as to the communities in close proximity to the Salar de Atacama and provide a percentage of total annual sales of SQM Salar to regional development.

SQM Salar commits to contribute between US$10.8 million and US$18.9 million per year to research and development efforts, between US$10 to US$15 million per year to the communities in close proximity to the Salar de Atacama, and 1.7% of total annual sales of SQM Salar to regional development.

Notes to the Consolidated Interim Financial Statements September 30, 2022

19.3	Changes in provisions

Description of items that gave rise to variations	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
as of September 30, 2022	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	49,741	58,592	270,371	378,704
Changes
Additional provisions	3,600	5,519	1,846,119	1,855,238
Provision used	(13)	-	(1,116,737)	(1,116,750)
Increase(decrease) in foreign currency exchange	(76)	(389)	(25)	(490)
Others	-	(8,632)	-	(8,632)
Total Increase (decreases)	3,511	(3,502)	729,357	729,366
Total	53,252	55,090	999,728	1,108,070

Description of items that gave rise to variations	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
as of December 31, 2021	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	10,165	61,265	95,353	166,783
Changes
Additional provisions	48,012	7,302	232,254	287,568
Provision used	(8,399)	-	(56,959)	(65,358)
Increase(decrease) in foreign currency exchange	(37)	-	(35)	(72)
Others	-	(9,975)	(242)	(10,217)
Total Increase (decreases)	39,576	(2,673)	175,018	211,921
Total	49,741	58,592	270,371	378,704

Notes to the Consolidated Interim Financial Statements September 30, 2022

19.4	Other non-financial liabilities, Current

	As of September 30, 2022	As of December 31, 2021
Description of other liabilities	ThUS$	ThUS$
Tax withholdings	911	21,546
VAT payable	29,179	26,111
Guarantees received	743	746
Accrual for dividend	533,152	34,184
Monthly tax provisional payments	100,525	23,319
Deferred income	35,904	5,605
Withholdings from employees and salaries payable	5,613	5,587
Accrued vacations (1)	25,764	23,467
Other current liabilities	232	1,109
Total	732,023	141,674

(1) Vacation benefit (short-term benefits to employees, current) is in line with the provisions established in Chile’s Labor Code, which indicates that employees with more than a year of service will be entitled to annual vacation for a period of at least fifteen paid business days. The Company provides the benefit of two additional vacation days.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 20	Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

20.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of the company.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establish a maximum consolidated indebtedness level of 1.5 times the debt to equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting.

The Company’s management controls capital management based on the following ratios:

Capital Management	As of September 30, 2022	As of December 31, 2021	Description (1)	Calculation (1)
Net Financial Debt (ThUS$)	(1,192,610)	204,692	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	2.12	4.62	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
ROE	66.41%	18.41%	Profit for the year divided by Total Equity	Profit for the year / Equity
Adjusted EBITDA (ThUS$)	4,171,226	1,185,453	Adjusted EBITDA	Profit (loss) + Depreciation and Amortization Expenses adjustments + Finance Costs + Income Tax – Other income and Share of profit of associates and joint ventures + Other expenses by function – Finance Income – Currency differences
EBITDA (ThUS$)	4,125,549	1,140,086	EBITDA	Profit (loss) + Depreciation and Amortization Expense adjustments + Finance Costs + Income Tax
ROA	70.53%	21.29%	Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments	(Gross Profit – Administrative Expenses) / (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity accounted Investments) (LTM)
Indebtedness	(0.257)	0.06	Net Financial Debt on Equity	Net Financial Debt / Total Equity

The Company’s capital requirements change according to variables such as: working capital needs, new investment financing and dividends, among others. The SQM Group manages its capital structure and makes adjustments bases on the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position of the SQM Group.

There have been no changes in the capital management objectives or policy within the years reported in this document, no breaches of external requirements of capital imposed have been recorded. There are no contractual capital investment commitments.

Notes to the Consolidated Interim Financial Statements September 30, 2022

20.2	Operational restrictions and financial limits

Bond issuance contracts in the local market require the Company to maintain a Total Borrowing Ratio no higher than 1 for Series H, Series O and Series Q bonds, calculated over the last consecutive 12 months.

Capital management must ensure that the Borrowing Ratio remains below 1.0, with respect to the Series H, Series O and Series Q bonds. This ratio was redefined at the Bondholders’ Meeting held in September 2020, as the result of dividing Net Financial Debt by the company’s Total Equity. Previously it had been defined as Total Liabilities divided by Equity, and the limit for this ratio was 1.44, with a prepayment option for bondholders if this ratio rose above 1.2. As of September 30, 2022 this ratio was (0.257).

The financial restrictions with respect to the bonds issued by the Company for the periods ended September 30, 2022 and December 31, 2021 are as follows.

Financial restrictions (member)
As of September 30, 2022	Financial restrictions (member)	Financial restrictions (member)	Financial restrictions (member)	Financial restrictions (member)
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00
Indicator or ratio determined by the company	(0.257)	(0.257)	(0.257)	(0.257)
Fulfilled YES/NO	yes	yes	yes	yes

Financial restrictions (member)
As of December 31, 2021	Financial restrictions (member)	Financial restrictions (member)	Financial restrictions (member)	Financial restrictions (member)
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00
Indicator or ratio determined by the company	0.06	0.06	0.06	0.06
Fulfilled YES/NO	yes	yes	yes	yes

Bond issuance contracts in foreign markets require that the Company does not merge, or dispose of, or encumber all or a significant portion of its assets, unless all of the following conditions are met: (i) the legal successor is an entity constituted under the laws of Chile or the United States, which assumes all the obligations of the Company in a supplemental indenture, (ii) immediately after the merger or disposal or encumbrance there is no default by the issuer, and (iii) the issuer has provided a legal opinion indicating that the merger or disposal or encumbrance and the supplemental indenture comply with the requirements of the original indenture.

The Company is also committed to provide quarterly financial information.

Notes to the Consolidated Interim Financial Statements September 30, 2022

The Company and its subsidiaries are complying with all the aforementioned limitations, restrictions and obligations.

20.3	Disclosures on preferred share capital

Issued share capital is divided into Series A shares and Series B shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid.

Series B shares may not exceed 50% of the total issued, subscribed and paid-in shares of the Company and have a limited voting right, in that all of them can only elect one director of the Company, regardless of their equity interest and preferences:

(a)	require the calling of an Ordinary or Extraordinary Shareholders’ Meeting when so requested by Series B shareholders representing at least 5% of the issued shares thereof; and

(b)	require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B.

The limitation and preferences of Series B shares have a duration of 50 consecutive and continuous years as of June 3, 1993.

The Series A shares have the preference of being able to exclude the director elected by the Series B shareholders in the voting process in which the president of the board of directors and of the Company must be elected and which follows the one in which the tie that allows such exclusion resulted.

The preference of the Series A shares will have a term of 50 consecutive and continuous years as of June 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No, 18,046 and its regulations.

At September 30, 2022, the Group hold 648 Series A shares treasury shares.

Detail of capital classes in shares:

As of September 30, 2022, the Company has placed share issues in the market as described in note 1.7:

	As of September 30, 2022		As of December 31, 2021
Type of capital in preferred shares	Series A	Series B	Series A	Series B

Description of type of capital in shares
Number of authorized shares	142,819,552	142,818,904	142,819,552	142,818,904
Number of fully subscribed and paid shares	142,819,552	142,818,904	142,819,552	142,818,904
Number of subscribed, partially paid shares	-	-	-	-
Increase (decrease) in the number of current shares	-	-	-	-
Number of outstanding shares	142,818,904	142,818,904	142,818,904	142,818,904
Number of shares owned by the Company or its subsidiaries or associates	648	-	648	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	1,442,893	134,750	1,442,893
Total number of subscribed shares	142,819,552	142,818,904	142,819,552	142,818,904

Notes to the Consolidated Interim Financial Statements September 30, 2022

20.4	Disclosures on reserves in Equity

As of September 30, 2022, and December 31, 2021, this caption comprises the following:

	As of September 30, 2022	As of December 31, 2021
Disclosures on reserves in equity	ThUS$	ThUS$
Reserve for currency exchange conversion (1)	(8,478)	(7,913)
Reserve for cash flow hedges (2)	(37,573)	(34,025)
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income (3)	(11,565)	(11,146)
Reserve for actuarial gains or losses in defined benefit plans (4)	(3,465)	(4,174)
Other reserves	13,103	13,103
Total	(47,978)	(44,155)

(1) This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is different from the US dollar.

(2) The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos, Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

(3) This caption includes the fair value of equity investments that are not held for trading and that the group has irrevocably opted to recognize in this category upon initial recognition. In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to retained earnings.

(4) This caption reflects the effects of changes in actuarial assumptions, mainly changes in the discount rate.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Movements in other reserves and changes in interest were as follows:

	Foreign currency translation difference (1)	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before Taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
Movements	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balances as of January 1, 2021	(11,569)	6,173	(1,682)	(10,527)	1,847	10,176	(3,304)	16,318	10,571	(3,139)	7,432
Movement of reserves	4,046	(52,762)	14,246	4,648	(142)	(12,072)	3,818	134	(56,006)	17,922	(38,084)
Effect on profit and loss	(390)	-	-	-	-	-	-	(3,349)	(3,739)	-	(3,739)
Reclassification to retained earnings	-	-	-	-	-	(13,375)	3,611	-	(13,375)	3,611	(9,764)
As of December 31, 2021	(7,913)	(46,589)	12,564	(5,879)	1,705	(15,271)	4,125	13,103	(62,549)	18,394	(44,155)
Movement of reserves	(565)	(4,882)	1,334	646	63	(574)	155	-	(5,375)	1,552	(3,823)
Effect on profit and loss	-	-	-	-	-	-	-	-	-	-	-
Reclassification to retained earnings	-	-	-	-	-	-	-	-	-	-	-
Balances as of September 30, 2022	(8,478)	(51,471)	13,898	(5,233)	1,768	(15,845)	4,280	13,103	(67,924)	19,946	(47,978)

(1) See details on reserves for foreign currency translation differences on conversion in Note 25, letter a).

Notes to the Consolidated Interim Financial Statements September 30, 2022

Other reserves

This caption corresponds to the legal reserves reported in the stand-alone financial statements of the subsidiaries and associates that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

	As of September 30, 2022	As of December 31, 2021
Subsidiary – Associate	ThUS$	ThUS$
SQM Iberian S.A.	9,464	9,464
SQM Europe NV	1,957	1,957
Soquimich European holding B.V.	828	828
Abu Dhabi Fertilizer Industries WWL	455	455
Vitas Fzco.	(38)	(38)
Pavoni & C. Spa	7	7
Others	(14)	(14)
SQM Iberian S.A.	(1,677)	(1,677)
Orcoma Estudios SPA	2,121	2,121
Total Other reserves	13,103	13,103

20.5	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, a publicly traded corporation must annually distribute a cash dividend to its shareholders, prorated based on their shares or the proportion established in the company’s bylaws if there are preferred shares, with at least 30% of our consolidated profit for each year.

Dividend policy for commercial year 2022

Company’s dividend policy for the 2022 business year was agreed upon by the Board of Directors on April 26, 2022. On that occasion, the following was decided:

(a)	Distribute and pay to the corresponding shareholders, a percentage of the net income that shall be determined per the following financial parameters as a final dividend:

(i)	100% of the profit for 2022 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.8 times.

(ii)	80% of the profit for 2022 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.0 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.9 times.

(iii)	60% of the profit for 2022 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 1.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 1.0 times.

(iv)	If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2022 net income.

Notes to the Consolidated Interim Financial Statements September 30, 2022

(b)	Distribute and pay in 2022 interim dividends, which will be charged against the aforementioned final dividend.

(c)	The amount of the provisional dividends may be higher or lower, provided that, based on the information available to the Board of Directors on the date when their distribution is agreed to, this will not have a negative or material effect on the Company’s ability to carry out its investments, meet its obligations, and in general to comply with the investment and financing policy approved by the Ordinary Shareholders’ Meeting.

(d)	At the ordinary meeting to be held in 2023, the Company’s Board of Directors will propose a final dividend in line with the percentage corresponding to the financial parameters outlined in (a) above, discounting the provisional dividends previously distributed in 2022.

(e)	Any remaining amount from the net profits from 2022 can be retained and used to finance the Company’s own operations or one or more of its investment projects, notwithstanding a possible distribution of dividends charged to accumulated profit that might be approved by the shareholders’ meeting or the possible future capitalization of all or part of it.

(f)	The payment of additional dividends is not being considered.

It must be expressly stated that this dividends policy details the intention of the Company’s Board of Directors and its fulfillment depends on the actual profits obtained, as well as on the results indicated by the projections the Company makes from time to time or on the existence of particular conditions, as appropriate. In any case, if the dividend policy set forth by the Board of Directors should undergo any substantial change, the Company must communicate it as a material event.

20.6	Interim and provisional dividends

On April 26, 2022, the Board of Directors agreed to pay a final dividend equivalent to US$ 0.09691 per share which the Company must pay to reach the amount of US$2.04964 for the final dividend as per the Policy. This final dividend already considers the first interim dividend of US$ 0.23797 per share, the second interim dividend of US$ 0.31439 per share, and the eventual dividend of US$ 1.40037 per share that were paid in 2021.

On May 18, 2022, the Board agreed to pay an interim dividend equal to US$ 2.78716 per share against the company’s 2022 profits. This quantity will be paid in its Chilean peso equivalent at the Observed US Dollar rate published in the Official Gazette on June 6, 2022.

On August 17, 2022, the Board agreed to pay an interim divided equal to US$ 1.84914 per share, charged against the Company’s profits from 2022. That amount will be paid in its Chilean peso equivalent at the Observed US Dollar rate published in the Official Gazette on October 3, 2022.

On August 17, 2022, the Board agreed to pay an interim divided equal to US$ 1.84914 per share, charged against the Company’s profits from 2022. That amount will be paid in its Chilean peso equivalent at the Observed US Dollar rate published in the Official Gazette on October 3, 2022.

Notes to the Consolidated Interim Financial Statements September 30, 2022

20.7	Potential and provisional dividends

Dividends discounted from equity from January to September 2022 and January to December 2021 were the following:

	As of September 30, 2022	As of December 31, 2021
Dividends	ThUS$	ThUS$
Interim dividend	796,119	157,774
Special dividend	-	399,998
Dividend according to policy	528,185	27,681
Owners of the Parent	1,324,304	585,453
Special dividend	-	5,904
Dividend according to policy	4,675	6,504
Non-controlling interests	4,675	12,408
Dividends discounted from equity for the period	1,328,979	597,861

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 21	Contingencies and restrictions

In accordance with note 19.1, the Company recognizes a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions:

21.1	Lawsuits and other relevant events

(a)	In August 1996, Nitratos Naturais do Chile Ltda. was fined by Fazenda do Estado de Sao Paulo for concluding activities without attaching the necessary documentation for submission to the competent authorities. The treasury of the State of Sao Paulo initiated legal actions to collect close to ThUS$ 492. Nitratos Naturais do Chile has presented a case to the federal court of Brazil to request a reduction in the fine, which is currently pending.

(b)	In August 2004, Nitratos Naturais do Chile Ltda. was fined by Fazenda do Estado de Sao Paulo for failing to report trade activities. The treasury of the State of Sao Paulo initiated legal actions to collect close to ThUS$ 265. In 2018, the Court of Appeals agreed to a reduction in the fine and the Fazenda do Estado de Sao Paulo appealed to the Court of Brazil, and this appeal is still pending.

(c)	In December 2010, the city of Pomona in the state of California, United States, filed a claim against SQM NA, which was heard before the US District Court for the Central District of California. The plaintiff requested the payment of expenses and other values related to treatment of groundwater to make it apt for consumption, which involved the extraction of perchlorate in this water, which allegedly came from Chilean fertilizers. On January 27, 2022, a judgment was issued against SQM NA for MUS$ 48.1, which has been appealed. The Company has recorded a charge of MUS$ 48.1 before taxes to the income statement for the year ended December 30, 2021.

(d)	In December 2010, the city of Lindsay in California, United States, filed a claim against SQM NA, which was heard before the US District Court for the Central District of California. The plaintiff requested the payment of expenses and other values related to treatment of groundwater to make it apt for consumption, which involved the extraction of perchlorate in this water, which allegedly came from Chilean fertilizers, the trial is currently suspended.

(e)	In May 2014, a claim of compensation for damages was filed against SQM Nitratos for its alleged extracontractual liability derived from an explosion occurring in 2010 in the vicinity of the town of Baquedano, which caused the death of six workers. The portion of the claim that has not been settled in court is approximately MUS$ 1.2. On May 7, 2019, the 18th Civil Court of Santiago dismissed the claim. The case currently is in the Santiago Court of Appeals, which will make a determination on the motion for appeal and cassation brought about on behalf of the plaintiff.

(f)	In January 2018, the company Transportes Buen Destino S.A. filed an arbitration claim under CAM rules against SQM Salar for controversies resulting from the execution of transport contracts for lithium brine and transport of salts. The amount of the claim is close to MUS$ 3. The arbitration is currently in the evidence stage.

(g)	In September 2018, representatives Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya, Camila Ruzlay Rojas Valderrama filed a public right annulment suit against Corfo regarding the Salar de Atacama Project Contract signed between Corfo and SQM Salar. The Company has intervened as an independent third party. This discussion stage has concluded. For more information, see Note 21.4.

Notes to the Consolidated Interim Financial Statements September 30, 2022

(h)	The Company and FPC Ingeniería y Construcción SpA were sued in May 2019 for compensation for damages resulting from alleged extracontractual liability derived from the traffic accident occurring on March 5, 2018, involving the overturn of a truck owned by FPC and the subsequent death of its two occupants, both employees of FPC. The four children of one of the deceased workers are the plaintiffs in this case and are seeking compensation for moral damages. The case is in the 19th Civil Court of Santiago and is in the evidence stage. The amount of the claim is close to MUS$ 1.2.

(i)	The Company has initiated an arbitration process against the company Sierra Gorda S.C.M. due to controversies originating from the Mining, Royalties and Other Sales Contract dated December 16, 2011. Sierra Gorda S.C.M. has filed counterclaims against the Company. The counterclaims filed against the Company amount to MUS$ 46. On October 4, 2022, a judgment was issued ordering the Company to pay US$ 3.6 million as a fine. This judgment was appealed by the Company, which is pending before the Court of Appeals of Santiago.

(j)	Through resolution dated April 14, 2020, the General Water Bureau (DGA) fined SQM Salar S.A. an amount of 4,180 UTM for the alleged violation of article 294 of the Water Code. This resolution was appealed for reconsideration, and its resolution is currently pending.

(k)	On January 7, 2021, the Company Ocaña y Vega Limited has requested arbitration against the Company to claim compensation for damages associated with the early termination of two construction contracts. The case has reached the evidence stage, summons to hear judgment. The cost of arbitration is valued at approximately ThUS$ 377.

(l)	On April 6, 2021, Empresa Eléctrica Cochrane SpA requested the constitution of arbitration to resolve a dispute in relation to electricity supply contracts signed on March 30, 2012, and February 1, 2013. The trial is currently in the discussion stage. On January 17, 2022, the Company filed a claim for early termination of the electricity supply contracts against Empresa Eléctrica Cochrane SpA. at the same arbitration tribunal. The discussion. Both trials have reached the evidence stage

(m)	In October 2021, the Company requested the constitution of an arbitration against Chilena Consolidada Seguros Generales S.A. to resolve differences in relation to the interpretation and execution of the directors’ and officers’ liability insurance policy. The discussion stage of this suit is completed.

(n)	In February 2022, the company Montajes Eléctricos y Construcciones RER Limitada filed a claim for damages before the 21st Civil Court of Santiago against SQM Industrial S.A. for its alleged liability derived from the breach of an electrical installation contract. The case has reached the stage of summoning the parties to a conciliation hearing. The amount of the lawsuit is approximately ThUS$542 million.

Notes to the Consolidated Interim Financial Statements September 30, 2022

(o)	In June 2022, Mrs. Lorena Saa Nuñez and others filed a lawsuit against the Company with the Labor Court of Pozo Almonte seeking compensation for damages moral damages and lost profits resulting from the death of worker Oscar Muñoz Meza. The case has reached the evidence stage. The lawsuit is for approximately ThUS 493.

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the arbitration or ordinary courts of justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately MUS$ 1.05.

The Company and its subsidiaries have made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

21.2	Environmental contingencies

The SMA issued a resolution dated November 28, 2016, rectified by a resolution dated December 23, 2016, which filed charges against SQM Salar for brine extraction in excess of authorized amounts, progressive impairment of the vitality of carob trees, providing incomplete information modification of follow-up plan variables, and other charges. SQM Salar S.A. presented a compliance program that was accepted by the SMA. On December 2019, the Environmental Court of Antofagasta rendered the accepted compliance program null. In October 2020, the SMA formulated new observations for the compliance program, which will enable the incorporation of improvements in line with the ruling of the Environmental Court of Antofagasta.

On August 29, 2022, the SMA approved the compliance program presented by SQM Salar, which triggered an appeal filed by the Council of Atacameño Peoples before the Environmental Court of Antofagasta. The Atacameño communities of Coyo and Peine have filed appeals for protection against the SMA’s resolution in the Antofagasta and Santiago Courts of Appeals, respectively. If any of these appeals against the compliance program are accepted and the compliance program is challenged and rendered null and void by the Chilean courts, the sanction process against SQM Salar could be resumed. This latter event may consider the application of fines up to MUS$ 9, temporary or permanent closure of facilities and in extreme circumstances, revocation of the respective environmental permit.

21.3	Tax Contingencies

SQM Salar has filed three tax claims against the SII for taxes levied between tax years 2012 and 2018 (business years 2011 to 2017). The SII has sought to broaden the application of the specific tax on mining activities to the extraction of lithium, a substance that is not concessionable by law. The amount associated with these processes totals US$ 90.4 million, which has been paid by SQM Salar. This amount is recorded under “Non-current tax assets” in the Consolidated State of the Company as of September 30, 2022 and December 31, 2021.

The non-current tax assets presented in the Company’s Financial Statements as of December 31, 2021 of US$ 127.1 million, correspond to the three claims in the recently mentioned dispute. This amount can be broken down as follows: overcharged amount of US$ 18.9 million; potential specific tax for lithium amounting to US$ 48.6 million (minus effect on first category income tax) and interests associated with this tax for US$ 22.9 million.

Notes to the Consolidated Interim Financial Statements September 30, 2022

The details of the claims can be found below:

(a)	On August 26, 2016, a tax claim was filed with the Third Tax and Customs Court of the Metropolitan Region against tax assessments No. 169, 170, 171 and 172 for tax years 2012 to 2014. The amount in dispute is US$ 17.8 million, of which (i) US$ 11.5 million correspond to the contested tax (minus effect on first category income tax), and (ii) US$ 6.3 million correspond to interest and associated fines. On June 28, 2022, the Santiago Court of Appeal ruled invalid the first instance ruling handed down by the Tax and Customs Court, ordering the case reopened with the competent judge hearing evidence in the case.

(b)	On March 24, 2017, a tax claim was filed with the Third Tax and Customs Court of the Metropolitan Region against tax assessment No. 207 and resolution No. 156, both issued by the SII, for tax years 2015 to 2016. The amount in dispute is US$ 8.6 million, of which (i) US$ 1.3 million correspond to amounts assessed in excess, (ii) US$ 6.9 million correspond to the contested tax (minus effect on first category income tax), and (ii) US$ 0.4 million correspond to interest and fines. On June 28, 2022, the Santiago Court of Appeal ruled invalid the first instance ruling of the Tax and Customs Court, ordering the case reopened with the competent judge hearing evidence in the case.

(c)	On July 15, 2021, SQM Salar filed a public right annulment suit and tax claim with the First Tax and Customs Court of the Metropolitan Region against tax assessments No. 65 and 66 for the 2017 and 2018 tax years. The amount in dispute is US$ 63.9 million, of which (i) US$ 17.6 million correspond to overcharged amounts, (ii) US$ 30.2 million correspond to the contested tax (minus effect on first category income tax), and (iii) US$ 16.1 million correspond to interest and fines. On November 7, 2022, the First Tax and Customs Court upheld SQM Salar’s claim and ordered that these tax assessments be anulled.

On September 29, 2022, the SII assessed the differences for the 2019 tax year with respect to specific mining tax and other adjustments that totalled MUS$ 36.8, which includes an excess collection of MUS$ 9.7, SQM Salar paid the amount assessed, and has one year to appeal against this assessment, which it intends to do in a vigorous manner. The SII has not issued an assessment claiming differences in specific mining tax filed for tax years 2020 onward. If the SII uses criteria similar to that used in previous years, it may issue an assessment in the future for this period. The Company estimates a potential assessment of US$ 522.7 million (corporate income tax deducted) by the SII, without considering interests and fines.

To date, the Company has recorded no effect corresponding to this tax on its profit and loss.

21.4	Contingencies regarding to the Contracts with Corfo

On September 6, 2018, representatives Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya and Camila Ruzlay Rojas Valderrama and the Poder Ciudadano political party filed an annulment suit against Corfo, which requested that the Salar de Atacama Project Agreement between Corfo and the Company, SQM Potasio and SQM Salar be annulled. The Companies have taken part of the process as interested third parties.

In the event that the annulment claim is approved for the Salar de Atacama Project Agreement, SQM Salar may be prevented from the exploitation of the mining assets in the Salar de Atacama that it has leased from Corfo.

Notes to the Consolidated Interim Financial Statements September 30, 2022

21.5	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with the provisions established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total amount owed to its members and medical providers, Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda on a daily basis. As of September 30, 2022, the guarantee amounts to ThUS$ 611.

21.6	Indirect guarantees

As of September 30, 2022, there are no indirect guarantees.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 22	Environment

22.1	Disclosures of disbursements related to the environment

Environmental protection, respect for human rights and overall impact on sustainability are ongoing concerns of the Company, both in its productive processes and throughout the supply chain. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy and human rights policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy. In 2020, the company announced an ambitious Sustainable Development Plan, which establishes specific measurable goals that seek to make SQM a leader in sustainability around the world. The main goals proposed are:

i)	A 65% reduction in the use of fresh water by the year 2040 and 40% by 2030, with respect to BAU (Business as usual).

ii)	A 50% reduction in brine extraction from the Salar de Atacama by 2030, starting with 20% by November 2020, compared to the environmental permit.

iii)	Ensure that all our products are carbon neutral by 2040 and in the case of lithium, iodine and potassium chloride, this goal is for 2030.

iv)	Stimulate more and better instances for dialog with the communities near the operations.

During the year 2022 we have been making progress with each of these goals, starting with quarterly management of sustainability indicators and monitoring them on a quarterly basis. This has helped us to identify initiatives that help us to achieve these goals.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007, the city of Tocopilla was declared a “zone saturated with MP10 Particles” mainly due to the emissions from the electric power plants that operate in that city. In October 2010, the “Decontamination Plan for Tocopilla” was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port, these measures have been timely implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Follow-up on relevant variables defined for each project enables the Company to verify the status, for example, of vegetation, flora, fauna and aquatic life in the ecosystems to protect. Follow-up plans are supported by a broad control network that includes monitoring points such as meteorological stations and wells, satellite images, plots for recording the status of vegetation and fauna, etc. The activities comprised in these plans are reported regularly to authorities based on the Company’s commitments made through resolutions that approve different SQM projects. For the specific case of the Salar de Atacama, the Company has implemented an online platform (www.sqmsenlinea.com), which enables any person to access all the environmental information compiled by the Company in keeping with its commitments.

In this context, the Company maintains environmental monitoring across the systems where it operates, which is supported by numerous studies that integrate diverse scientific efforts from prestigious research centers on a national and international level, such as the Spanish National Research Council (CSIC) and the Universidad Católica del Norte.

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena (ME) and the Nueva Victoria plant (NV). This effort is being accompanied by outreach activities for the community and development of sites of interest.

Notes to the Consolidated Interim Financial Statements September 30, 2022

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development. In order to do so, it acts both individually and in conjunction with private and public entities.

22.2	Detailed information on disbursements related to the environment

The cumulative disbursements which the Company had incurred as of September 30, 2022 for the concept of investments in production processes, verification and control of compliance with ordinances and laws related to industrial processes and facilities amounted to ThUS$ 32,188 and are detailed as follows:

Notes to the Consolidated Interim Financial Statements September 30, 2022

Accumulated expenses as of September 30, 2022

Parent Company or			Asset /	Disbursement	Exact or Estimated
Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Expense	ThUS$	Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	11,060	09-30-2022
SQM S.A.	01-I017200 - CEDAM at Puquíos at Llamara	Sustainability: Environment and Risk Prevention	Expense	102	02-04-2022
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	311	02-15-2022
SQM S.A.	01-I028200 - EIA Llamara	Environmental processing	Expense	626	09-30-2022
SQM S.A.	01-I028300 - Implementation PDC 2019 - Llamara sanction process	Sustainability: Environment and Risk Prevention	Expense	278	09-30-2022
SQM S.A.	01-S015900 - SQM Sustainability	Environmental processing	Expense	26	09-30-2022
SQM S.A.	01-I039600 - New Warehouse Iodine Stock NV	Environmental processing	Assets	183	09-30-2022
SQM S.A.	01-I039700 - Adapting tanks for hazardous substances NV	Environmental processing	Assets	44	09-28-2022
SQM S.A.	01-P010300 - Adapting tanks for hazardous substances PV	Environmental processing	Assets	59	08-31-2022
SQM S.A.	01-P010400 - Adaptation of dispatch warehouse PV	Environmental processing	Assets	5	05-31-2022
SQM S.A.	01-I041400 - EIA New ponds and stockpiles at Sur Viejo	Environmental processing	Expense	45	08-31-2022
SQM S.A.	01-I044400 - Improvement of NV heritage storage facility and offices	Sustainability: Environment and Risk Prevention	Expense	1	09-30-2022
SQM S.A.	01-F000100 - EIA Pampa Blanca Maritime Project	Environmental processing	Expense	286	04-21-2022
SQM S.A.	01-I050900 - Conducta Responsable	Sustainability: Environment and Risk Prevention	Expense	21	06-30-2022
SQM S.A.	01-F000300 - Reopening of the Pampa Blanca Project - Iodide Plant	Sustainability: Environment and Risk Prevention	Assets	392	09-01-2022
SQM S.A.	01-I054700 - Implementation of Sustainability Project (Storm petrel protection)	Sustainability: Environment and Risk Prevention	Assets	131	09-09-2022
SQM S.A.	01-I054800 - Implementation of Tente en el Aire Project’s environmental commitments	Sustainability: Environment and Risk Prevention	Expense	249	09-30-2022
SQM Industrial S.A.	04-J015700 - Update of Closure Plans	Sustainability: Environment and Risk Prevention	Expense	7	08-31-2022
SQM Industrial S.A.	04-J022700 - DIA integration of Coya Sur site	Environmental processing	Expense	72	09-09-2022
SQM Industrial S.A.	04-J022800 - Adaptation light pollution	Sustainability: Environment and Risk Prevention	Assets	936	02-14-2022
SQM Industrial S.A.	04-M004300 - Reduction of Industrial Waste	Sustainability: Environment and Risk Prevention	Expense	18	09-30-2022
SQM Industrial S.A.	04-I038600 - Monitoring extractions NV	Sustainability: Environment and Risk Prevention	Assets	496	08-10-2022
SQM Industrial S.A.	04-J023700 - Regularization Hazardous Substances Decree SQM Industrial	Environmental processing	Assets	60	08-24-2022
SQM Industrial S.A.	04-I046900 - Pilot Floating Photovoltaic Solar Plant (FPV-SV) - Conceptual Engineering	Sustainability: Environment and Risk Prevention	Expense	11	07-22-2022
SQM Industrial S.A.	04-M005400 - Rio Loa preventive monitoring (water and aquatic biota quality)	Sustainability: Environment and Risk Prevention	Expense	7	06-30-2022
SQM Industrial S.A.	04-J013500 - Handling of equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	4	09-30-2022
SQM Industrial S.A.	04-J015800 - Other 2019 industry regularizations	Sustainability: Environment and Risk Prevention	Expense	12	02-28-2022
SQM Industrial S.A.	04-M005600 - Improve N&Y warehouse	Sustainability: Environment and Risk Prevention	Assets	20	06-22-2022
SQM Industrial S.A.	04-I050100 - Engineering for Orcoma seawater impulsion system	Sustainability: Environment and Risk Prevention	Assets	285	09-30-2022
SQM Industrial S.A.	04-F000200 - Reopening of Pampa Blanca Project - Mine Operations Center / Conveyors	Sustainability: Environment and Risk Prevention	Assets	597	03-30-2022
SQM Industrial S.A.	04-J029000 - Assembly of pilot solar thermal power plant	Sustainability: Environment and Risk Prevention	Assets	34	09-30-2022
SQM Industrial S.A.	04-I052600 - Construction of Waste Salt Yards	Sustainability: Environment and Risk Prevention	Assets	1,443	09-21-2022
SQM Industrial S.A.	04-J029100 - Sustainability program support	Sustainability: Environment and Risk Prevention	Assets	129	07-26-2022
SQM Industrial S.A.	04-J029200 - Electric ground transportation	Sustainability: Environment and Risk Prevention	Assets	500	09-28-2022
SQM Industrial S.A.	04-G000700 - Pampa Orcoma Seawater Impulsion	Sustainability: Environment and Risk Prevention	Assets	387	09-29-2022
SQM Industrial S.A.	04-J031700 - Standardization of the prilling and drying plant as per DS-43 and RCA	Sustainability: Environment and Risk Prevention	Assets	111	09-30-2022
Subtotal				18,948

Notes to the Consolidated Interim Financial Statements September 30, 2022

Accumulated expenses as of September 30, 2022

Parent Company or			Asset /	Disbursement	Exact or Estimated
Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Expense	ThUS$	Date of Disbursement
SQM Industrial S.A.	04-J032700 - Purchase Maxus electric truck	Sustainability: Environment and Risk Prevention	Assets	280	08-31-2022
SQM Industrial S.A.	04-J015200 - Implement Economizers	Sustainability: Environment and Risk Prevention	Assets	15	06-16-2022
SQM Industrial S.A.	04-J028800 - Implementation of Economizers and structural improvements, NPT2	Sustainability: Environment and Risk Prevention	Assets	17	08-04-2022
SIT S.A.	03-T009900 - Air quality monitoring system for Tocopilla	Sustainability: Environment and Risk Prevention	Assets	8	09-13-2022
SIT S.A.	03-T011800 - Mechanized Plant Automation	Sustainability: Environment and Risk Prevention	Assets	7	09-30-2022
SIT S.A.	03-T012400 - Port paving 2022 (paving stone levelling) Formerly Copex)	Sustainability: Environment and Risk Prevention	Assets	592	03-31-2022
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	17	09-30-2022
SQM Salar S.A.	19-L021400 - Seguimiento ambiental 2019 PSA	Environmental processing	Expense	34	09-30-2022
SQM Salar S.A.	19-S013400- Online Monitoring	Sustainability: Environment and Risk Prevention	Expense	97	09-30-2022
SQM Salar S.A.	19-S016300 - Consultancy 2020	Sustainability: Environment and Risk Prevention	Assets	1	08-31-2022
SQM Salar S.A.	19-S016400 - Implement Acquiere BD Ambiental	Sustainability: Environment and Risk Prevention	Assets	1	05-23-2022
SQM Salar S.A.	19-L025800 - Normalization of Energy Administration System	Sustainability: Environment and Risk Prevention	Assets	2	09-30-2022
SQM Salar S.A.	19-L024200 - Environmental and Operational Risk Analysis Study of Salar de Atacama	Sustainability: Environment and Risk Prevention	Assets	8	09-30-2022
SQM Salar S.A.	19-L025300 - Compliance with health department water permit	Sustainability: Environment and Risk Prevention	Assets	19	09-30-2022
SQM Salar S.A.	19-L030200 - Removal and disposal of non- hazardous waste at Salar de Atacama landfill site	Sustainability: Environment and Risk Prevention	Assets	7	08-31-2022
SQM Salar S.A.	19-L028200 - Environmental Monitoring 2020	Sustainability: Environment and Risk Prevention	Expense	72	09-01-2022
SQM Salar S.A.	19-L029800 - DS43 Adjustment	Environmental processing	Assets	45	09-07-2022
SQM Salar S.A.	19-L031300 - Global FM Compliance for Maintenance Area	Environmental processing	Expense	64	04-30-2022
SQM Salar S.A.	19-L031700 - Regulation of Emissions Sources of Light DS N°43	Environmental processing	Assets	863	04-20-2022
SQM Salar S.A.	19-L032300 - Hydrogeology EIA 2021	Sustainability: Environment and Risk Prevention	Assets	681	05-03-2022
SQM Salar S.A.	19-L019800 - Salar de Atacama paleoclimatic study	Sustainability: Environment and Risk Prevention	Expense	24	09-30-2022
SQM Salar S.A.	19-C012400 - New Disposal Salt Deposits	Sustainability: Environment and Risk Prevention	Assets	6,614	08-30-2022
SQM Salar S.A.	19-S021500 - Improvements to SK-1300 2021	Environmental processing	Expense	9	09-30-2022
SQM Salar S.A.	19-C012800 - Capture of CO2	Sustainability: Environment and Risk Prevention	Expense	30	09-30-2022
SQM Salar S.A.	19-L034000 - Environmental Projects EIA + EIS 2021, 2022	Sustainability: Environment and Risk Prevention	Assets	906	05-24-2022
SQM Salar S.A.	19-L034700 - Electrification of Ponds- Stage III (15 ponds)	Sustainability: Environment and Risk Prevention	Assets	59	05-19-2022
SQM Salar S.A.	19-L035100 - Overhaul critical equipment as per MOP G III	Sustainability: Environment and Risk Prevention	Expense	53	04-21-2022
SQM Salar S.A.	19-L035200 - Prevention of environmental and personal risks	Sustainability: Environment and Risk Prevention	Assets	4	07-31-2022
SQM Salar S.A.	19-C014600 - Support and Improvements to Plant Electrical Circuits and Lighting	Sustainability: Environment and Risk Prevention	Assets	15	08-18-2022
SQM Salar S.A.	19-L042400 - SdA Sustainability - Solar Energy	Sustainability: Environment and Risk Prevention	Assets	240	07-29-2022
SQM Salar S.A.	19-S024200 - LCA Lithium Upgrade	Sustainability: Environment and Risk Prevention	Expense	90	09-30-2022
SQM Nitratos S.A.	12-I039000 - Adaptation of Mina Oeste hazardous substances warehouse	Environmental processing	Assets	1	06-10-2022
SQM Nitratos S.A.	12-F000400 - Reopening of the Pampa Blanca Project - Mine site workshop	Sustainability: Environment and Risk Prevention	Assets	155	09-30-2022
Minera Búfalo	20-A010300 - Búfalo Project Monitoring and Follow up Commitments	Sustainability: Environment and Risk Prevention	Expense	38	04-05-2022
SQM Potasio S.A.	14-I039400 – Improvements to Iris pond	Environmental processing	Assets	18	09-12-2022
SQM Potasio S.A.	14-I039800 - Adequacy of the IRIS hazardous substances warehouse	Environmental processing	Assets	52	09-22-2022
Orcoma Spa	15-I039100 - Sectorial permits and compliance with environmental commitments EIA Orcoma Project	Environmental processing	Expense	2,102	08-04-2022
Subtotal				13,240
Total				32,188

Notes to the Consolidated Interim Financial Statements September 30, 2022

Committed expenses for future periods as of September 30, 2022

Parent Company or			Asset /	Disbursement	Exact or Estimated
Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Expense	ThUS$	Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	8,149	12-31-2022
SQM S.A.	01-I017200 - CEDAM at Puquíos at Llamara	Sustainability: Environment and Risk Prevention	Expense	82	12-31-2022
SQM S.A.	01-I017400 - Development of Pintados and Deposit Humberstone	Sustainability: Environment and Risk Prevention	Expense	117	12-31-2022
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	639	12-31-2022
SQM S.A.	01-I028200 - EIA Llamara	Environmental processing	Expense	208	12-31-2022
SQM S.A.	01-I028300 - Implementación PDC 2019 - Proceso sanción Llamara	Sustainability: Environment and Risk Prevention	Expense	303	12-31-2022
SQM S.A.	01-I038400 - Update APT conceptual and numerical hydrogeological model	Sustainability: Environment and Risk Prevention	Expense	42	12-31-2022
SQM S.A.	01-I039600 - New Warehouse Iodine Stock NV	Environmental processing	Assets	139	12-31-2022
SQM S.A.	01-I039700 - Adapting Pond Substances NV	Environmental processing	Assets	35	12-31-2022
SQM S.A.	01-P010300 - Adapting pond substances PV	Environmental processing	Assets	279	12-31-2022
SQM S.A.	01-P010400 - Adapting dispatch warehouse PV	Environmental processing	Assets	44	12-31-2022
SQM S.A.	01-I041400 - DIA New pits and stockpiles in Sur Viejo	Environmental processing	Expense	269	12-31-2022
SQM S.A.	01-I044400 - Improve NV proprietary warehouse and offices	Sustainability: Environment and Risk Prevention	Expense	8	12-31-2022
SQM S.A.	01-I050900 – Responsible Conduct	Sustainability: Environment and Risk Prevention	Expense	99	12-31-2022
SQM S.A.	01-S022000 - Sustainability projects SQM-Sustainable luminaires iris-NV	Sustainability: Environment and Risk Prevention	Assets	25	12-31-2022
SQM S.A.	01-F000100 - Pampa Blanca EIA - Sea water Project	Environmental processing	Expense	106	12-31-2025
SQM S.A.	01-F000300 - Pampa Blanca Project Reopening - Iodide Plant	Sustainability: Environment and Risk Prevention	Assets	1,552	06-30-2023
SQM S.A.	01-I054700 - Implementation of sustainability project (Wilson’s petrel protection)	Sustainability: Environment and Risk Prevention	Assets	469	12-31-2024
SQM S.A.	01-I054800 - Implementation of environmental commitments for the Tente en el Aire project	Sustainability: Environment and Risk Prevention	Assets	1,251	02-28-2023
SQM S.A.	01-P012000 - Installation of hazardous waste infrastructure, maintenance shop	Sustainability: Environment and Risk Prevention	Expense	47	13-01-2023
SQM S.A.	01-I060400 - Standardization of Core Sample/Finished Product Room	Sustainability: Environment and Risk Prevention	Assets	36	12-31-2023
SQM S.A.	01-I060500 - Improvements to input unloading area	Sustainability: Environment and Risk Prevention	Assets	72	12-31-2022
SQM S.A.	01-I060900 - Regularization of Hazardous Waste Storage Yard and General Storage Areas	Sustainability: Environment and Risk Prevention	Assets	36	12-31-2022
SQM S.A.	01-I063000 - Solar Panel Installation New NV Laboratory	Sustainability: Environment and Risk Prevention	Assets	30	12-31-2022
SQM Industrial S.A.	04-J013500 - Handling equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	259	12-31-2022
SQM Industrial S.A.	04-I038600 - Monitoring Extraction NV	Sustainability: Environment and Risk Prevention	Assets	10	12-31-2022
SQM Industrial S.A.	04-J015200 - Implementation Economizers	Sustainability: Environment and Risk Prevention	Assets	8	12-31-2022
SQM Industrial S.A.	04-J015700 - Update of Closure Plans	Sustainability: Environment and Risk Prevention	Expense	26	12-31-2022
SQM Industrial S.A.	04-J015800 - Other Sector Regulatory Measures	Sustainability: Environment and Risk Prevention	Expense	30	12-31-2022
SQM Industrial S.A.	04-M003900 - Revocation PDME	Sustainability: Environment and Risk Prevention	Expense	47	12-31-2022
SQM Industrial S.A.	04-J022700 - DIA Integración Faena Coya Sur	Environmental processing	Expense	239	12-31-2022
SQM Industrial S.A.	04-J022800 - Improvements to light pollution (DS 43) INDUSTRIAL	Sustainability: Environment and Risk Prevention	Assets	2,664	12-31-2022
SQM Industrial S.A.	04-J023700 - Regularization Hazardous Substances Decree SQM Industrial	Environmental processing	Assets	8	12-31-2022
SQM Industrial S.A.	04-I046900 - Pilot Floating Photovoltaic Solar Plant (FPV-SV) - Conceptual Engineering	Sustainability: Environment and Risk Prevention	Expense	403	12-31-2022
SQM Industrial S.A.	04-J025000 - Scrubber Calderas NPT3	Sustainability: Environment and Risk Prevention	Assets	200	12-31-2022
SQM Industrial S.A.	04-M005400 - Rio Loa Preventive Monitoring (Water and Aquatic Biota Quality)	Sustainability: Environment and Risk Prevention	Expense	107	12-31-2022
Subtotal				18,038

Notes to the Consolidated Interim Financial Statements September 30, 2022

Committed expenses for future periods as of September 30, 2022

Parent Company or			Asset /	Disbursement	Exact or Estimated
Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Expense	ThUS$	Date of Disbursement
SQM Industrial S.A.	04-I050100 - Engineering Seawater impulsion system	Sustainability: Environment and Risk Prevention	Assets	73	07-31-2024
SQM Industrial S.A.	04-F000200 - Pampa Blanca Project Reopening – Mining/Conveyors Operations Center	Sustainability: Environment and Risk Prevention	Assets	629	06-30-2023
SQM Industrial S.A.	04-J028700 - Electromobility pilot for passenger transportation	Sustainability: Environment and Risk Prevention	Assets	95	12-31-2022
SQM Industrial S.A.	04-J028800 - NPT2 economizers and structural improvements	Sustainability: Environment and Risk Prevention	Assets	148	12-31-2022
SQM Industrial S.A.	04-J029000 - Assembly of pilot solar thermal power plant	Sustainability: Environment and Risk Prevention	Assets	1,548	12-31-2022
SQM Industrial S.A.	04-I055800 - Elena 13 Energy Modificaton	Sustainability: Environment and Risk Prevention	Assets	140	12-31-2022
SQM Industrial S.A.	04-J029100 - Sustainability program support	Sustainability: Environment and Risk Prevention	Assets	21	12-31-2022
SQM Industrial S.A.	04-J029200 - Electromobility ground transportation	Sustainability: Environment and Risk Prevention	Assets	150	12-01-2026
SQM Industrial S.A.	04-G000700 - Pampa Orcoma Seawater Impulsion	Sustainability: Environment and Risk Prevention	Assets	54,613	06-30-2024
SQM Industrial S.A.	04-J031700 - Standardization of Prilling and Drying Plant as per DS-43 and RCA	Sustainability: Environment and Risk Prevention	Assets	139	12-31-2022
SQM Industrial S.A.	04-I061300 - Reduction of water loss due to solar evaporation	Sustainability: Environment and Risk Prevention	Assets	55	11-30-2022
SQM Industrial S.A.	04-J032700 - Purchase of Maxus electric truck	Sustainability: Environment and Risk Prevention	Assets	50	07-31-2022
SQM Industrial S.A.	04-I061600 - Improvement and Cleaning of Nueva Victoria Industrial Yard	Sustainability: Environment and Risk Prevention	Expense	175	04-30-2023
SQM Industrial S.A.	04-S022100 - Prilled heat recovery in electric CS/Buses	Sustainability: Environment and Risk Prevention	Assets	12	12-31-2022
SQM Industrial S.A.	04-I062400 - Analytical Video Coating Machines NV	Sustainability: Environment and Risk Prevention	Assets	15	12-31-2022
SIT S.A.	03-T009900 - Air quality monitoring system Tocopilla	Sustainability: Environment and Risk Prevention	Assets	23	12-31-2022
SIT S.A.	03-T010500 - Hydrocarbon Detection System Tocopilla Port	Sustainability: Environment and Risk Prevention	Assets	21	12-31-2022
SIT S.A.	03-T011800 - Mechanized Plant Automation	Sustainability: Environment and Risk Prevention	Assets	10	12-31-2022
SIT S.A.	03-T012400 - Port paving 2022 (paving stone levelling) Formerly Copex)	Sustainability: Environment and Risk Prevention	Assets	158	12-31-2022
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	18	12-31-2022
SQM Salar S.A.	19-L019800 - Paleoclimate Study Salar de Atacama	Sustainability: Environment and Risk Prevention	Expense	2	12-31-2022
SQM Salar S.A.	19-L020000 - Improvement of Operational Monitoring Network	Sustainability: Environment and Risk Prevention	Assets	2	12-31-2022
SQM Salar S.A.	19-S013400 - Online monitoring	Sustainability: Environment and Risk Prevention	Expense	103	12-31-2022
SQM Salar S.A.	19-L034000 – Environmental Projects EIA + DIA 2021, 2022	Sustainability: Environment and Risk Prevention	Assets	50	12-31-2023
SQM Salar S.A.	19-L024200 - Environmental Risk Analysis Study Salar de Atacama	Sustainability: Environment and Risk Prevention	Expense	29	12-31-2022
SQM Salar S.A.	19-S016200 - Acquisition of Hardware- Software	Sustainability: Environment and Risk Prevention	Assets	4	12-31-2022
SQM Salar S.A.	19-S016300 - Consulting 2020	Sustainability: Environment and Risk Prevention	Assets	35	12-31-2022
SQM Salar S.A.	19-S016500 - Incorporation of IA prediction test models	Sustainability: Environment and Risk Prevention	Assets	7	12-31-2022
SQM Salar S.A.	19-S016900 - Monitoring water-vegetation dynamics in the Aguas de Quelana sector	Sustainability: Environment and Risk Prevention	Assets	35	12-31-2022
SQM Salar S.A.	19-L025300 - Compliance with Sanitary Resolution	Sustainability: Environment and Risk Prevention	Assets	98	12-31-2022
SQM Salar S.A.	19-L030100 - Compliance with Sectoral Environmental Permit 136 at Salar de Atacama site	Environmental processing	Expense	18	12-31-2022
SQM Salar S.A.	19-L030700 - Well electrification, second stage	Sustainability: Environment and Risk Prevention	Assets	2	12-31-2022
SQM Salar S.A.	19-L031300 - Cumplimiento FM Global Área De Mantención	Environmental processing	Expense	79	12-31-2022
SQM Salar S.A.	19-L032000 - Salar Sustainability Project	Sustainability: Environment and Risk Prevention	Assets	1	12-31-2022
SQM Salar S.A.	19-S021500 - SK Improvements -1300 2021	Environmental processing	Expense	4	12-31-2023
SQM Salar S.A.	19-C012800 - CO2 Capture	Sustainability: Environment and Risk Prevention	Assets	1,670	12-31-2023
Subtotal				60,232

Notes to the Consolidated Interim Financial Statements September 30, 2022

Committed expenses for future periods as of September 30, 2022

Parent Company or			Asset /	Disbursement	Exact or Estimated
Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Expense	ThUS$	Date of Disbursement
SQM Salar S.A.	19-C013700 - Thermosolar plant study	Sustainability: Environment and Risk Prevention	Expense	23	12-31-2022
SQM Salar S.A.	19-L034700 - Well electrification - Phase III (15 wells)	Sustainability: Environment and Risk Prevention	Assets	31	12-31-2022
SQM Salar S.A.	19-L035100 - MOP G III Critical equipment overhaul	Sustainability: Environment and Risk Prevention	Expense	7	12-31-2022
SQM Salar S.A.	19-L035200 - Environmental and personal risk prevention	Sustainability: Environment and Risk Prevention	Assets	55	12-31-2022
SQM Salar S.A.	19-L035600 - Electrification of P reservoir well system, with ½ tension system	Sustainability: Environment and Risk Prevention	Assets	57	12-31-2022
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Sustainability: Environment and Risk Prevention	Expense	24	12-31-2022
SQM Salar S.A.	19-C014600 - Support and Improvements to Plant Electrical Circuits and Lighting	Sustainability: Environment and Risk Prevention	Assets	48	12-31-2022
SQM Salar S.A.	19-C016500 - Pond flowmeters and levels	Sustainability: Environment and Risk Prevention	Assets	50	12-31-2023
SQM Salar S.A.	19-C017400 - Support for tanks and reactors	Sustainability: Environment and Risk Prevention	Expense	25	12-31-2023
SQM Salar S.A.	19-L040300 - Lithium Mitigation Project	Sustainability: Environment and Risk Prevention	Expense	83	12-31-2022
SQM Salar S.A.	19-L042400 - SdA Sustainability - Solar Energy	Sustainability: Environment and Risk Prevention	Assets	60	12-31-2022
SQM Salar S.A.	19-S024200 - LCA Lithium Upgrade	Sustainability: Environment and Risk Prevention	Expense	85	12-31-2022
SQM Salar S.A.	19-C018500 – PCA Maintenance	Sustainability: Environment and Risk Prevention	Assets	45	06-30-2023
SQM Salar S.A.	19-C018600 - Facility Improvements, Automation and control	Sustainability: Environment and Risk Prevention	Assets	15	06-30-2022
SQM Salar S.A.	19-S024700 - Tool development for reporting monthly weather data to PdC	Sustainability: Environment and Risk Prevention	Expense	50	06-30-2023
SQM Salar S.A.	19-S025600 - Maintenance workshop and warehouse infrastructure improvements Project - ISO 14:001 2015 standardization.	Sustainability: Environment and Risk Prevention	Assets	30	06-30-2023
SQM Nitratos S.A.	12-I039000 - Adaptation of hazardous waste warehouse	Environmental processing	Assets	8	12-31-2022
SQM Nitratos S.A.	12-F000400 - Pampa Blanca Project Reopening – Mining Workshop	Sustainability: Environment and Risk Prevention	Assets	219	06-30-2023
SQM Nitratos S.A.	12-I052000 - Pampa Blanca Project Reopening – Mining Workshop	Sustainability: Environment and Risk Prevention	Expense	135	03-31-2023
SQM Nitratos S.A.	12-G000700 - Installation of fuel catalysts in 16 mining machines	Sustainability: Environment and Risk Prevention	Assets	200	12-31-2022
Minera Búfalo	20-A010300 - Búfalo Project Monitoring and Follow up Commitments	Sustainability: Environment and Risk Prevention	Expense	262	02-28-2023
SQM Potasio S.A.	14-I039400 - Adapting Pond Iris	Environmental processing	Assets	112	12-31-2022
SQM Potasio S.A.	14-I039800 - Adapting hazardous substances warehouse IRIS	Environmental processing	Assets	90	12-31-2022
Orcoma Spa	15-I039100 - Sectoral Permits and compliance EIA Orcoma Project	Environmental processing	Expense	2,094	12-31-2022
Subtotal				3,808
Total				82,078

Notes to the Consolidated Interim Financial Statements September 30, 2022

Accumulated expenses as of December 31, 2021

Parent Company or			Asset /	Disbursement	Exact or Estimated
Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Expense	ThUS$	Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	13,799	12-31-2021
SQM S.A.	01-I017200 - CEDAM at Puquíos at Llamara	Sustainability: Environment and Risk Prevention	Expense	1,065	12-31-2021
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	2,201	12-31-2021
SQM S.A.	01-I017600 - Regularization of Hazardous Substances Decree	Environmental processing	Expense	13	01-06-2021
SQM S.A.	01-I028200 - EIA Llamara	Environmental processing	Expense	874	12-30-2021
SQM S.A.	01-I028300 - Implementation PDC 2019 - Llamara sanction process	Sustainability: Environment and Risk Prevention	Expense	443	12-31-2021
SQM S.A.	01-I030700 - Sectorial Permits EIA Project TEA	Environmental processing	Expense	78	12-06-2021
SQM S.A.	01-I035800 - Sustainability DS43 Phase 2	Sustainability: Environment and Risk Prevention	Assets	19	07-31-2021
SQM S.A.	01-S015900 - SQM Sustainability	Environmental processing	Expense	120	12-31-2021
SQM S.A.	01-S014200 - Projections	Environmental processing	Expense	7	05-19-2021
SQM S.A.	01-I039600 - New Warehouse Iodine Stock NV	Environmental processing	Assets	472	10-27-2021
SQM S.A.	01-I039700 - Adapting tanks for hazardous substances NV	Environmental processing	Assets	300	12-31-2021
SQM S.A.	01-P010300 - Adapting tanks for hazardous substances PV	Environmental processing	Assets	17	03-16-2021
SQM S.A.	01-P010400 - Adaptation of dispatch warehouse PV	Environmental processing	Assets	245	12-31-2021
SQM S.A.	01-I038400 - Update APT conceptual and numerical hydrogeological model	Sustainability: Environment and Risk Prevention	Expense	83	12-28-2021
SQM S.A.	01-I041400 - EIA New ponds and stockpiles at Sur Viejo	Environmental processing	Expense	85	11-19-2021
SQM S.A.	01-I044400 - Improve NV proprietary warehouse and offices	Sustainability: Environment and Risk Prevention	Expense	6	08-31-2021
SQM S.A.	01-F000100 - EIA Pampa Blanca Maritime Project	Environmental processing	Expense	1	11-29-2021
SQM S.A.	01-I050900 – Responsible Conduct	Sustainability: Environment and Risk Prevention	Expense	29	12-31-2021
SQM S.A.	01-S022000 - Sustainability projects SQM-Sustainable luminaires iris-NV	Sustainability: Environment and Risk Prevention	Assets	15	10-31-2021
SQM Industrial S.A.	04-J015700 - Update of Closure Plans	Sustainability: Environment and Risk Prevention	Expense	59	12-24-2021
SQM Industrial S.A.	04-J017200 - Guarantee availability Pampas Industrial Water System	Sustainability: Environment and Risk Prevention	Assets	29	07-07-2021
SQM Industrial S.A.	04-I032600 - Well Water Efficiency - Water Rec. Nueva Victoria. Stage I (1)	Sustainability: Environment and Risk Prevention	Assets	6	07-09-2021
SQM Industrial S.A.	04-J022700 - DIA integration of Coya Sur site	Environmental processing	Expense	85	12-29-2021
SQM Industrial S.A.	04-J022800 - Adaptation light pollution	Sustainability: Environment and Risk Prevention	Assets	75	05-13-2021
SQM Industrial S.A.	04-M004300 - Reduction of Industrial Waste	Sustainability: Environment and Risk Prevention	Expense	161	12-31-2021
SQM Industrial S.A.	04-I038200 - Well water efficiency - Water Rec. Nueva Victoria. Stage II	Sustainability: Environment and Risk Prevention	Assets	628	09-30-2021
SQM Industrial S.A.	04-I038600 - Monitoring extractions NV	Sustainability: Environment and Risk Prevention	Assets	392	12-07-2021
SQM Industrial S.A.	04-J023700 - Regularization Hazardous Substances Decree SQM Industrial	Environmental processing	Assets	459	10-04-2021
SQM Industrial S.A.	04-I046900 - Pilot Floating Photovoltaic Solar Plant (FPV-SV) - Conceptual Engineering	Sustainability: Environment and Risk Prevention	Expense	26	09-27-2021
SQM Industrial S.A.	04-M005400 - Rio Loa preventive monitoring (water and aquatic biota quality)	Sustainability: Environment and Risk Prevention	Expense	92	12-30-2021
SQM Industrial S.A.	04-M004600 - Degreasing chamber TAS ME Plant	Sustainability: Environment and Risk Prevention	Expense	5	12-27-2021
SQM Industrial S.A.	04-J013500 Handling Equipment Associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	41	11-29-2021
SQM Industrial S.A.	04-J015800 - Other Sector Regulatory 2019	Sustainability: Environment and Risk Prevention	Expense	9	08-27-2021
SQM Industrial S.A.	04-M005600 - Improve N&Y warehouse	Sustainability: Environment and Risk Prevention	Assets	11	12-24-2021
SQM Industrial S.A.	04-I050100 - Engineering for Orcoma seawater impulsion system	Sustainability: Environment and Risk Prevention	Assets	141	12-29-2021
Subtotal				22,091

Notes to the Consolidated Interim Financial Statements September 30, 2022

Accumulated expenses as of December 31, 2021

Parent Company or			Asset /	Disbursement	Exact or Estimated
Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Expense	ThUS$	Date of Disbursement
SQM Industrial S.A.	04-F000200 - Reopening of Pampa Blanca Project - Mine Operations Center / Conveyors	Sustainability: Environment and Risk Prevention	Assets	3	12-31-2021
SQM Industrial S.A.	04-J029000 - Assembly of pilot solar thermal power plant	Sustainability: Environment and Risk Prevention	Assets	8	12-31-2021
SIT S.A.	03-T009900 - Air quality monitoring system at Tocopilla	Sustainability: Environment and Risk Prevention	Assets	50	11-18-2021
SIT S.A.	03-T010500 - Hydrocarbon detection system at Tocopilla port	Sustainability: Environment and Risk Prevention	Assets	54	02-15-2021
SIT S.A.	03-T011800 - Mechanized Plant Automation	Sustainability: Environment and Risk Prevention	Assets	2	12-30-2021
SIT S.A.	03-T011400 - Purchase of spill control materials	Sustainability: Environment and Risk Prevention	Assets	39	12-09-2021
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Sustainability: Environment and Risk Prevention	Expense	65	10-29-2021
SQM Salar S.A.	19-L018800 - UPC Consulting for NW and Others	Sustainability: Environment and Risk Prevention	Expense	12	02-12-2021
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	7	12-31-2021
SQM Salar S.A.	19-L021700 - Upgrade RH y MA 2019	Environmental processing	Expense	60	08-27-2021
SQM Salar S.A.	19-S013400- Online Monitoring	Sustainability: Environment and Risk Prevention	Expense	66	12-31-2021
SQM Salar S.A.	19-S016200 - Acquisition of Hardware – Software 2020	Sustainability: Environment and Risk Prevention	Assets	12	11-26-2021
SQM Salar S.A.	19-S016300 - Consulting 2020	Sustainability: Environment and Risk Prevention	Assets	3	02-25-2021
SQM Salar S.A.	19-S016400 - Implementation Acquire Environmental DB	Sustainability: Environment and Risk Prevention	Assets	3	03-11-2021
SQM Salar S.A.	19-S016700 - Improvements understanding reload	Sustainability: Environment and Risk Prevention	Assets	65	03-25-2021
SQM Salar S.A.	19-L025600 - Purchase of Generators, Variators, trafos. 2020	Sustainability: Environment and Risk Prevention	Assets	47	08-01-2021
SQM Salar S.A.	19-L025800 - Normalization of Administration System	Sustainability: Environment and Risk Prevention	Assets	6	04-09-2021
SQM Salar S.A.	19-C008600 - Asphalting plants Salar del Carmen	Sustainability: Environment and Risk Prevention	Assets	607	12-20-2021
SQM Salar S.A.	19-L026900 - Cameras and lighting at finished product plants	Environmental processing	Assets	19	03-31-2021
SQM Salar S.A.	19-L024200 - Environmental and Operational Risk Analysis Study of Salar de Atacama	Sustainability: Environment and Risk Prevention	Expense	21	12-21-2021
SQM Salar S.A.	19-S016500 - Incorporation of test models for artificial intelligence	Sustainability: Environment and Risk Prevention	Assets	5	10-31-2021
SQM Salar S.A.	19-L025300 - Compliance with sanitary water resolution	Sustainability: Environment and Risk Prevention	Assets	45	12-31-2021
SQM Salar S.A.	19-L026800 - Removal of old dryers MOP G III plant	Environmental processing	Assets	21	10-21-2021
SQM Salar S.A.	19-L030200 - Removal and disposal of non- hazardous waste at Salar de Atacama landfill site	Sustainability: Environment and Risk Prevention	Assets	183	12-31-2021
SQM Salar S.A.	19-L030700 - Electrification of wells, second stage	Sustainability: Environment and Risk Prevention	Assets	73	07-31-2021
SQM Salar S.A.	19-L028200 - Environmental Monitoring 2020	Sustainability: Environment and Risk Prevention	Expense	425	09-30-2021
SQM Salar S.A.	19-L029800 - Adaptation DS43	Environmental processing	Assets	141	12-12-2021
SQM Salar S.A.	19-L030100 - Standardization of Sectorial Environmental Permit 136 for Salar de Atacama Works	Environmental processing	Expense	52	06-30-2021
SQM Salar S.A.	19-L031300 - Global FM Compliance for Maintenance Area	Environmental processing	Expense	26	12-14-2021
SQM Salar S.A.	19-L031700 - Regulation of Emissions Sources of Light DS N°43	Environmental processing	Assets	663	12-31-2021
SQM Salar S.A.	19-L032300 - Hydrogeology EIA 2021	Sustainability: Environment and Risk Prevention	Assets	421	12-30-2021
SQM Salar S.A.	19-L019800 - Salar de Atacama paleoclimatic study	Sustainability: Environment and Risk Prevention	Expense	10	11-22-2021
SQM Salar S.A.	19-L032000 - Salar Sustainability Project	Sustainability: Environment and Risk Prevention	Assets	51	08-11-2021
SQM Salar S.A.	19-C012400 - New Disposal Salt Deposits	Sustainability: Environment and Risk Prevention	Assets	2,158	12-31-2021
SQM Salar S.A.	19-L020000 - PSAH Continuous Network Improvement and PC Rhyma	Sustainability: Environment and Risk Prevention	Assets	93	10-26-2021
SQM Salar S.A.	19-L034000 - Environmental Projects EIA + EIS 2021, 2022	Sustainability: Environment and Risk Prevention	Assets	1,944	12-31-2021
Subtotal				7,460

Notes to the Consolidated Interim Financial Statements September 30, 2022

Accumulated expenses as of December 31, 2021

Parent Company or			Asset /	Disbursement	Exact or Estimated
Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Expense	ThUS$	Date of Disbursement
SQM Nitratos S.A.	12-I039000 - Adapting warehouse for hazardous substances at Mina Oeste	Environmental processing	Assets	71	12-29-2021
Minera Búfalo	20-A008200 - Búfalo project stage 1	Environmental processing	Expense	68	09-07-2021
Orcoma Estudios Spa	15-I039100 - Sectorial permits and compliance with environmental commitments EIA Orcoma Project	Environmental processing	Expense	1,127	09-30-2021
SQM Potasio S.A.	14-I039400 - Adapting tank at Iris	Environmental processing	Assets	89	12-31-2021
SQM Potasio S.A.	14-I039800 - Adequacy of the IRIS hazardous substances warehouse	Environmental processing	Assets	222	12-16-2021
Subtotal				1,577
Total				31,128

Notes to the Consolidated Interim Financial Statements September 30, 2022

Committed expenses for future periods as of December 31, 2021

Parent Company or			Asset /	Disbursement	Exact or Estimated
Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Expense	ThUS$	Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	15,391	12-31-2022
SQM S.A.	01-I017200 - CEDAM at Puquíos at Llamara	Sustainability: Environment and Risk Prevention	Expense	25	12-31-2022
SQM S.A.	01-I017400 - Development of Pintados and Deposit Humberstone	Sustainability: Environment and Risk Prevention	Expense	25	12-31-2022
SQM S.A.	01-I028200 - EIA Llamara	Environmental processing	Expense	28	12-31-2022
SQM S.A.	01-I028300 - Implementation PDC 2019 - Llamara sanction process	Sustainability: Environment and Risk Prevention	Expense	301	12-31-2022
SQM S.A.	01-I039600 - New Warehouse Iodine Stock NV	Environmental processing	Assets	739	12-31-2022
SQM S.A.	01-I039700 - Adapting Pond Substances NV	Environmental processing	Assets	351	12-31-2022
SQM S.A.	01-P010300 - Adapting pond substances PV	Environmental processing	Assets	435	12-31-2022
SQM S.A.	01-P010400 - Adapting dispatch warehouse PV	Environmental processing	Assets	199	12-31-2022
SQM S.A.	01-I041400 - DIA New pits and stockpiles in Sur Viejo	Environmental processing	Expense	315	12-31-2022
SQM S.A.	01-I044400 - Improve NV proprietary warehouse and offices	Sustainability: Environment and Risk Prevention	Expense	4	12-31-2022
SQM S.A.	01-I050900 – Responsible Conduct	Sustainability: Environment and Risk Prevention	Expense	1	12-31-2022
SQM S.A.	01-S022000 - Sustainability projects SQM-Sustainable luminaires iris-NV	Sustainability: Environment and Risk Prevention	Assets	25	12-31-2022
SQM S.A.	01-F000100 - Pampa Blanca EIA - Sea water Project	Environmental processing	Expense	449	12-31-2022
SQM S.A.	01-F000300 - Pampa Blanca Project Reopening - Iodide Plant	Sustainability: Environment and Risk Prevention	Assets	1,417	12-31-2022
SQM Industrial S.A.	04-I017700 - Basic Engineering and EIA for TEA industrial area and seawater impulsion N.V	Sustainability: Environment and Risk Prevention	Assets	59	12-31-2022
SQM Industrial S.A.	04-J013500 - Handling equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	263	12-31-2022
SQM Industrial S.A.	04-J015200 - Implementation Economizers	Sustainability: Environment and Risk Prevention	Assets	23	12-31-2022
SQM Industrial S.A.	04-J015700 - Update of Closure Plans	Sustainability: Environment and Risk Prevention	Expense	49	12-31-2022
SQM Industrial S.A.	04-J015800 - Other Sector Regulatory Measures	Sustainability: Environment and Risk Prevention	Expense	42	12-31-2022
SQM Industrial S.A.	04-J017200 - Assurance Availability Sistema Agua Industrial Pampas	Sustainability: Environment and Risk Prevention	Assets	3	12-31-2022
SQM Industrial S.A.	04-M003900 - Revocation PDME	Sustainability: Environment and Risk Prevention	Expense	47	12-31-2022
SQM Industrial S.A.	04-J022700 - DIA Integración Faena Coya Sur	Environmental processing	Expense	166	12-31-2022
SQM Industrial S.A.	04-J022800 - Adaptation light pollution	Sustainability: Environment and Risk Prevention	Assets	246	12-31-2022
SQM Industrial S.A.	04-M004300 - Reduction of Industrial Waste	Sustainability: Environment and Risk Prevention	Expense	12	12-31-2022
SQM Industrial S.A.	04-I038200 - Well Water Efficiency N.V. II	Sustainability: Environment and Risk Prevention	Assets	25	12-31-2022
SQM Industrial S.A.	04-I038600 - Extraction monitoring N.V.	Sustainability: Environment and Risk Prevention	Assets	308	12-31-2022
SQM Industrial S.A.	04-J023700 - Regularization Hazardous Substances Decree SQM Industrial	Environmental processing	Assets	156	12-31-2022
SQM Industrial S.A.	04-I046900 - Pilot Floating Photovoltaic Solar Plant (FPV-SV) - Conceptual Engineering	Sustainability: Environment and Risk Prevention	Expense	14	12-31-2022
SQM Industrial S.A.	04-J025000 - Boiler Scrubber NPT3	Sustainability: Environment and Risk Prevention	Assets	200	12-31-2022
SQM Industrial S.A.	04-M005400 - Rio Loa Preventive Monitoring (Water and Aquatic Biota Quality)	Sustainability: Environment and Risk Prevention	Expense	114	12-31-2022
SQM Industrial S.A.	04-I050100 - Engineering Seawater impulsion system	Sustainability: Environment and Risk Prevention	Assets	174	12-31-2022
SQM Industrial S.A.	04-M005600 - Improve N&Y warehouse	Sustainability: Environment and Risk Prevention	Assets	19	12-31-2022
Subtotal				21,625

Notes to the Consolidated Interim Financial Statements September 30, 2022

Committed expenses for future periods as of December 31, 2021

Parent Company or			Asset /	Disbursement	Exact or Estimated
Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Expense	ThUS$	Date of Disbursement
SQM Industrial S.A.	04-S022100 - Recovery of prilled heat in CS/Electric Buses	Sustainability: Environment and Risk Prevention	Assets	345	12-31-2022
SQM Industrial S.A.	04-F000200 - Pampa Blanca Project Reopening – Mining/Conveyors Operations Center	Sustainability: Environment and Risk Prevention	Assets	893	12-31-2022
SQM Industrial S.A.	04-J028700 - Electromobility pilot for passenger transportation	Sustainability: Environment and Risk Prevention	Assets	95	12-31-2022
SQM Industrial S.A.	04-J028800 - NPT2 economizers and structural improvements	Sustainability: Environment and Risk Prevention	Assets	182	12-31-2022
SQM Industrial S.A.	04-J029000 - Assembly of pilot solar thermal power plant	Sustainability: Environment and Risk Prevention	Assets	1,392	12-31-2022
SIT S.A.	03-T009900 - Air quality monitoring system Tocopilla	Sustainability: Environment and Risk Prevention	Assets	32	12-31-2022
SIT S.A.	03-T010500 - Hydrocarbon Detection System Tocopilla Port	Sustainability: Environment and Risk Prevention	Assets	21	12-31-2022
SIT S.A.	03-T011400 - Purchase of spill control materials	Sustainability: Environment and Risk Prevention	Assets	1	12-31-2022
SIT S.A.	03-T011800 - Mechanized Plant Automation	Sustainability: Environment and Risk Prevention	Assets	18	12-31-2022
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Sustainability: Environment and Risk Prevention	Expense	24	12-31-2022
SQM Salar S.A.	19-L018800 - UPC Consulting for NW and Others	Sustainability: Environment and Risk Prevention	Expense	34	12-31-2022
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	35	12-31-2022
SQM Salar S.A.	19-L019800 - Paleoclimate Study Salar de Atacama	Sustainability: Environment and Risk Prevention	Expense	25	12-31-2022
SQM Salar S.A.	19-L020000 - Improvement of Operational Monitoring Network	Sustainability: Environment and Risk Prevention	Assets	2	12-31-2022
SQM Salar S.A.	19-L021400 - Environmental monitoring 2019 PSA	Environmental processing	Expense	21	12-31-2022
SQM Salar S.A.	19-L021700 - Update RH y MA 2019	Environmental processing	Expense	32	12-31-2022
SQM Salar S.A	19-S013400 - Online monitoring	Sustainability: Environment and Risk Prevention	Expense	390	12-31-2022
SQM Salar S.A.	19-C006800 - Renovation lighting towers - Salar del Carmen plant	Sustainability: Environment and Risk Prevention	Assets	2	12-31-2022
SQM Salar S.A.	19-L024200 - Environmental Risk Analysis Study Salar de Atacama	Sustainability: Environment and Risk Prevention	Expense	37	12-31-2022
SQM Salar S.A.	19-S016200 - Acquisition of Hardware- Software	Sustainability: Environment and Risk Prevention	Assets	4	12-31-2022
SQM Salar S.A.	19-S016300 - Consulting 2020	Sustainability: Environment and Risk Prevention	Assets	36	12-31-2022
SQM Salar S.A.	19-S016400 - Implementation Acquire BD Amb	Sustainability: Environment and Risk Prevention	Assets	1	12-31-2022
SQM Salar S.A.	19-S016500 - Incorporation of IA prediction test models	Sustainability: Environment and Risk Prevention	Assets	7	12-31-2022
SQM Salar S.A.	19-S016700 – Improvements to recharge understanding in SdA	Sustainability: Environment and Risk Prevention	Assets	16	12-31-2022
SQM Salar S.A.	19-S016900 - Monitoring water-vegetation dynamics in the Aguas de Quelana sector	Sustainability: Environment and Risk Prevention	Assets	35	12-31-2022
SQM Salar S.A.	19-L025300 - Compliance with Sanitary Resolution	Sustainability: Environment and Risk Prevention	Assets	116	12-31-2022
SQM Salar S.A.	19-L025800 - Normalization of Admin. System	Sustainability: Environment and Risk Prevention	Assets	2	12-31-2022
SQM Salar S.A.	19-L028200 - Environmental Monitoring 2020	Sustainability: Environment and Risk Prevention	Expense	34	12-31-2022
SQM Salar S.A.	19-L029800 - Adapting to DS43	Environmental processing	Assets	34	12-31-2022
SQM Salar S.A.	19-L030100 - Compliance with Sectoral Environmental Permit 136 at Salar de Atacama site	Environmental processing	Expense	18	12-31-2022
SQM Salar S.A.	19-L030200 - Removal and final disposal of non-hazardous waste at Salar de Atacama landfill site	Sustainability: Environment and Risk Prevention	Assets	7	12-31-2022
SQM Salar S.A.	19-L031300 - Global FM Compliance Maintenance Area	Environmental processing	Expense	143	12-31-2022
SQM Salar S.A.	19-L031700 - Regulation of Emissions Sources of Light DS N°43	Environmental processing	Assets	737	12-31-2022
SQM Salar S.A.	19-L032300 - Hydrogeology EIA 2021	Sustainability: Environment and Risk Prevention	Assets	479	12-31-2022
SQM Salar S.A.	19-C012400 - New Disposal Salt Deposits	Sustainability: Environment and Risk Prevention	Assets	4,342	12-31-2022
SQM Salar S.A.	19-S021500 - SK Improvements -1300 2021	Environmental processing	Expense	14	12-31-2022
Subtotal				9,606

Notes to the Consolidated Interim Financial Statements September 30, 2022

Committed expenses for future periods as of December 31, 2021

Parent Company or			Asset /	Disbursement	Exact or Estimated
Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Expense	ThUS$	Date of Disbursement
SQM Nitratos S.A.	12-I039000 - Adaptation of hazardous waste warehouse	Environmental processing	Assets	9	12-31-2022
SQM Nitratos S.A.	12-F000400 - Pampa Blanca Project Reopening – Mining Workshop	Sustainability: Environment and Risk Prevention	Assets	187	12-31-2022
Minera Búfalo	20-A008200 - Metallic Project Buffalo Stage 1	Environmental processing	Expense	21	12-31-2022
Orcoma Estudios Spa	15-I039100 - Sectoral Permits and compliance EIA Orcoma Project	Environmental processing	Expense	339	12-31-2022
SQM Potasio S.A.	14-I039400 - Adapting Pond Iris	Environmental processing	Assets	381	12-31-2022
SQM Potasio S.A.	14-I039800 - Adapting hazardous substances warehouse IRIS	Environmental processing	Assets	212	12-31-2022
Subtotal				1,149
Total				32,380

Notes to the Consolidated Interim Financial Statements September 30, 2022

22.3	Description of each project, indicating whether these are in process or have been finished

Sociedad Quimica y Minera de Chile S.A.

Environmental Commitments Implementation Projects

I0172: The project includes the commitments the Tamarugos Environmental Management Plan, which contemplates an Environmental Education Program that includes the design, construction and start-up of an Environmental Education Center (CEDAM) at Puquios de Llamara.

I0283: The project involves the implementation of actions committed in the PDC. The implementation considers consulting with consultants (legal, hydrogeological and in processing with PDC), studies and additional follow-up.

I0384: The project contemplates updating the Conceptual and Numerical Hydrogeological Model for the Pampa del Tamarugal Aquifer.

P0120: The project consists of the manufacture and installation of structures for waste separation.

I0547: The project consists of taking an inventory of the lights installed at the Nueva Victoria e Iris site with experts and design a program to replace the current lights with those recommended to prevent petrel fatalities.

0604: The project consists of the construction of a room for storing core samples at the Nueva Victoria Iodine plant, to meet client requirements and to comply with the DS 43 Regulation on Hazardous Substances.

I0605: The project consists of a 100% improvement to receiving and unloading facilities at the Nueva Victoria Iodine plant, to meet the requirements of suppliers and the comply with DS 43, the Regulation on Hazardous Substances.

I0609: The project consists of the regularization of the hazardous waste storage yard and general storage areas in the Nueva Victoria iodine plant, to comply with DS 43, the Regulation on Hazardous Substances.

Environmental Improvement Initiatives and Projects

I0396: The project involves improving NV’s hazardous substances pond facilities, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.

I0397: The project involves constructing a new NV warehouse, in accordance with the Hazardous Substances Regulation DS 43.

I0444: The project considers improving the proprietary warehouse and environmental offices in Nueva Victoria.

P0103: The project involves improving the hazardous substances pond facilities at PV, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.

P0104: The project involves adapting the PV warehouse, in accordance with the Hazardous Substances Regulation DS 43.

I0509: The project involves improving the NV Iodine plant sectors aligned with the CR principles in each of the principles that this requires (safety, environment, waste).

I0630: The project will install solar panels on the laboratory roof and the batteries to store energy and power lighting for the Nueva Victoria laboratory.

S0220: The goal of the project is to finance the change in lighting with less energy consumption in the Iris Camp, aligned with the goals of the company’s sustainable development plan.

F0003: The project consists of the reopening of the Pampa Blanca iodide plant.

Notes to the Consolidated Interim Financial Statements September 30, 2022

I0174: The project consists of the enhancement of the former Pintados station and preparation of a storage space at Humberstone for storing the archaeological materials that are recovered as part of the archaeological compensation measures involved in these projects.

I0548: The environmental commitments set out in the project correspond to the application of bischofite on access roads to the locality of Colonia Pintados, improvements to livestock corrals and water troughs in Bellavista, support for cultural activities, Bellavista and Colonia Pintados livestock, and other actions.

I0194: The project consists of the preparation and processing of the Environmental Impact Study for Expansion of TEA and Impulsion.

I0282: The project consists of the preparation and processing of the Environmental Impact Study for Llamara.

I0414: The project includes the preparation and processing of an Environmental Impact Statement (EIS) required to obtain environmental authorization for additional surface ponds, new scrap storage areas, increased transport of nitrate-rich salts to Coya Sur and increased BF portage (AFA) from Nueva Victoria to Sur Viejo.

S0159: The project considers surveying all the company’s sustainability initiatives, integrating the different practices in the areas of the company, identifying its strengths and opportunities to strengthen the management of its sustainability, aligning the strategy with the SDGs for all SQM operations in Chile. Support in completing the DJSI survey.

F0001: The project will develop the engineering and studies required to prepare the EIA, sectorial and territorial permits to operate the Pampa Blanca Mine.

SQM Industrial S.A.

Environmental Commitments Implementation Projects

J0158: The project will prepare and process sectorial permits for favorable reports to construct in Coya Sur (CS) and permits for hydraulic works defined in Article 294 of the Water Code (evaporation wells) at CS and NV.

Environmental Improvement Initiatives and Projects

I0386 The project considers a monitoring and transmission system for effective extractions and dynamic levels in extraction wells owned by SQM, which supply the Nueva Victoria site.

I0469: The project considers the development of conceptual engineering studies for assessment of technical-economic feasibility for the implementation of a pilot floating photovoltaic solar plant in the Sur Viejo water ponds (FPV-SV).

I0616: The project will clean two industrial yards in Nueva Victoria; the first is the operative yard, while the second is a non-standard yard.

I0624: The project will install cameras to visually register drivers in the Nueva Victoria coating machine area.

J0135: This project consists of dealing with all the oils and components that contain 50ppm or more of Polychlorobiphenyls (PCB) by 2025 at the latest.

J0157: The project will update the closure plans in accordance with the normal regime established by current legislation. These requirements include an initial external audit, detailed risks analysis and their control, and other requirements.

J0228: The project considers the installation and normalization of lighting in Coya Sur and María Elena.

Notes to the Consolidated Interim Financial Statements September 30, 2022

J0237: The project involves improving the hazardous substance pond facilities at CS and improvements to the hazardous substance storage facilities at CS and ME, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.

M0043: The project considers the removal of industrial waste to free up the sites defined for this purpose.

M0056: The project involves improving electrical facilities in the storage warehouses, repairing structures and roofs, improving patio floors, reducing waste generation, reducing the risk of fatigue among warehouse staff and increasing productivity, including equipment with electrical traction and mechanical support for storage and dispatch.

I0501: The project involves constructing a 400 l/s seawater collection and impulsion system for watering the leach heap, iodide plant and evaporation pond.

J0250: The project will install a scrubber, which will require developing structural engineering to support it and invite tenders for these structures at the NPT2 plant.

J0290 The project will implement a solar pilot plant to generate thermal energy for heating solutions in NPT3. This first stage will draw O&M conclusions as well as yields for a potential industrial plant.

I0526: The project consists of the construction of yards for waste salts.

J0291: The project includes the acquisition of equipment and machines for the separation and reuse of waste in Nueva Victoria.

I0558: The project consists of removing power lines and posts.

J0152: The project consists of the installation of heat recovery equipment for boiler exhaust gas and the implementation of associated structural improvements.

J0287: The project consists of testing technology for the 100% reduction of emissions of greenhouse gases such as CO2, through the introduction of quick-charging electric pickups in CS operations.

J0288: The projects consists of the mounting and implementation of economizers for NPT2 plant steam boilers.

J0292: The project consists of an e-mobility pilot with an electric truck.

S0221: The project objective is to finance initiatives aligned with the goals of the Company’s Sustainable Development Plan. We have concrete targets we must meet through projects.

J0317: Switching of lights in the prilling and drying plants to comply with DS43 requirements.

G0007: Develop a 400 l/s seawater impulsion system for Pampa Orcoma.

J0327: A Maxus H6 truck will be purchased to study how it handles SQM roads and to assess the technical and economic feasibility of switching the entire ground fleet (350 trucks) in future.

I0613: The project consists of installing floating protective covers of recycled polypropylene (Hexa-cover) on three water storage ponds at SV to reduce water loss.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Projects for the Studies and Presentations to the Environmental Assessment System

J0227: The project consists of the preparation and processing of an Environmental Impact Declaration (DIA) to extend the useful life of the NPT2 plant and incorporate fuel with KNO3. Prepare and process a DIA for the expansion and updating of Coya Sur.

M0054: The project involves developing the preliminary identification studies of the mine and PV heap area, identification of intake points and layouts for the sea water impulsion line.

F0002: The project includes the reconstruction and repair of the Mine Operations Centers that treat the leaching process solutions, install the conveyor solutions at the Pampa Blanca site.

M0039: The project consists of undertaking the legal technical analyses as per the request lodged with the Environment Ministry.

SIT S.A.

Environmental Improvement Initiatives and Projects

T0099: The project involves preparing a detailed emissions inventory, particulate matter dispersion model and protocol development. Measurement of fugitive emissions from Tocopilla Port operations and Air Quality Monitoring.

T0105: The purpose of the project is to install a system that detects and issues early warnings of hydrocarbons in the sea near the facilities at Tocopilla Port.

T0118: The objective of the project is to review and engineer all the equipment comprising this shipping circuit, conveyor belts, feeders and control system of the mechanized arm, in order to achieve automation.

T0124: The project will purchase and install 7,500 m2 of concrete new jersey barriers to protect pedestrians, and demarcate the pedestrian traffic areas.

SQM Salar S.A.

Environmental Commitments Implementation Projects

L0198: The project will date sediment in the depositional environments of the last 50,000 years to complement the facies sedimentological model provided by the consultant. The project will try to reconstruct the variability history of the lagoon system with absolute ages.

L0200: The project will identify an appropriate device. Field testing of sensors. Purchase of sensors for all points. Installation of sensors. Analyze remote data transmission (future project).

L0301: The project will identify the requirements to request landfill permits and ensure their physical and chemical stability. It will include the safety measures that apply to construction and any future growth, in order to protect the environment and the life and welfare of people.

L0323: This considers undertaking hydrogeological and hydroecological studies, improvements in hydrogeological numerical modeling, instrumentation in environmentally sensitive areas and topographical surveys, to improve the hydrogeological-environmental understanding of the Salar de Atacama, to better respond to questions from environmental officials.

S0134: The project involves showing information online regarding extractions and reinjections from the Salar. Additionally, it includes biotic and hydrogeological information to show authorities and the community the actions implemented by SQM for the environmental variable it has committed to.

C0124: The project involves the construction of discarded salt deposits, required by the increase in production in the lithium hydroxide and lithium carbonate plant.

Notes to the Consolidated Interim Financial Statements September 30, 2022

L0214: The project consists of implementing a 2019 environmental follow up plan, monitoring optimal compliance with current environmental provisions.

L0147: The project is focused on handling industrial waste at Salar de Atacama, eliminating storage of industrial waste not authorized under the RCA and current regulations.

C0165: The project consists of the installation of flowmeters and levels in ponds to carry out water balances for each discard pond so they can be reported to the environmental authorities.

S0247: The project will develop a monthly reporting tool for meteorological data required for the PdC.

S0256: The project will improve infrastructure at the maintenance workshop and hydrogeology warehouses to comply with ISO 14:001 2015 Standardization in Salar de Atacama.

Environmental Improvement Initiatives and Projects

C0185: The project will create a team dedicated to the maintenance and control of PCA wells.

C0186: The project will automate the control systems for monitoring the Lithium Carbonate plant.

L0189: It includes improving the current lysimeter stations and implementing new stations in important sectors that are not currently measured, with the ability to remotely transmit information. This will improve the spatial coverage of the stations that measure evaporation within the basin. This considers consulting with an expert to propose methodological improvements.

L0242: This contemplates consulting to study the large-scale behavior of lagoon systems through the development of analytic or semi-analytic solutions.

L0253: This considers the regularization of the potable water system and the disposal of sewage waters from management.

L0258: This considers the normalization of the Electricity System for maintaining and operating the transformer substations.

L0282: It will consider an ecological assessment plan and environmental variables, a monitoring and early warning plan, a contingency plan and a vegetation response model. Hydro-geological modeling and early warning well modeling.

L0298: It will consider adapting civil works to store hazardous substances, according to DS43.

L0302: It will consider removing non-hazardous industrial waste stored on site and reduce the amount of waste in authorized landfills.

L0307: The project will electrify 21 wells that provide high lithium brine or direct lithium in Salar de Atacama.

L0313: This considers generating protection and backup systems to ensure reliable operation of medium voltage equipment, which may provoke harm to people or damages to facilities.

L0317: This considers standardizing all external sources of lighting that do not have DS 43 certification for light pollution. The main activity involves regulating or changing all sources of emission that do not meet standards, considering the scopes and procedures established in this decree.

L0424: The project will install solar systems, renewable energy systems and reduce consumption by implementing energy efficiency systems.

S0162: This contemplates the acquisition of technology for optimization and traceability of GHS data.

S0163: The project contains measurement methodology for different terrain parameters and subsequent conceptual modeling.

Notes to the Consolidated Interim Financial Statements September 30, 2022

S0164: This contemplates the unification of proprietary and third-party databases.

S0165: This project takes responsibility for an opportunity to improve the speed of data analysis and efficiency in decision-making.

L0320: The project aims to finance waste separation and recycling initiatives in the Salar de Atacama.

S0215: The project includes improvements to practices and reportability under the SK-1300 international standard to maintain the standard for audits and to fulfill annual SEC requirements

L0340: Preparation of the “Salar de Atacama Sustainable Development Plan” EIA and “Increase in Capacity and Optimization of the Carmen Lithium Production Plant” EIS.

C0128: This project consists of taking advantage of CO2 emissions for the production and/or purification of Lithium Carbonate.

C0137: This project consists of evaluating thermal solar energy use in VPOPL operations as a replacement to fossil fuels.

L0347: The project seeks to electrify the 15 wells medium-tension line, decreasing the use of generators that cause a greater impact in terms of CO2 emissions, diesel fuel consumption and maintenance costs.

L0351: This project consists of the overhaul of collectors 4 and 5 and includes both equipment and associated ductwork.

L0352: This project consists of generating a dust capture system on the stacker, to eliminate pollution and the loss of material.

L0356: This project consists of migrating the current electricity supply method (generator use) to a medium-tension supply that provides a continuous supply to the wells.

S0169: The project seeks to improve understanding of the dynamic between vegetation and water bodies in the Aguas de Quelana sector by applying spectral indicators with high resolution satellite images.

C0146: The project consists of improving lighting in the Lithium Carbonate plant, improving electrical circuits, updating them and improving the lights.

C0174: The project consists of repairing the tanks at the Lithium Carbonate plant, because they have been leaking and cracking due to operations.

L0403: The project consists of planting 5,000 native trees to compensate for/mitigate transportation emissions on the road between the Salar de Atacama and the El Carmen chemical plant, on the order of 10,000 tons of CO2.

Orcoma Estudios Spa

Environmental Commitments Implementation Projects

I0391: The project consists of obtaining sectoral and environmental sectoral permits for the Orcoma Project.

Notes to the Consolidated Interim Financial Statements September 30, 2022

SQM Nitratos S.A.

Environmental Improvement Initiatives and Projects

I0390: The project contemplates making improvements to the common warehouse in Mina Oeste based on the commitments defined in the adaptation plan presented to the Health SEREMI, thereby complying with DS43.

I0614: El proyecto consiste la instalación de catalizadores en 16 equipos de la flota de operaciones mineras para una potencial de reducción de 300 a 450 toneladas anuales de CO2eq.

I0618: The project will commission two non-hazardous waste collection sites, one at the TEA Mine and the other at Entorno Nueva Victoria.

Environmental Commitments Implementation Projects

F0004: Reopening the mine facilities of the mining project.

Sociedad Contractual Minera Búfalo

Projects for the Studies and Presentations to the Environmental Assessment System

A0103: The project consists of the implementation and execution of commitments acquired in the Búfalo Project environmental assessment.

SQM Potasio S.A.

Environmental Improvement Initiatives and Projects

I0394: The project involves improving Iris’s hazardous substances pond facilities, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.

I0398: The project involves adapting the hazardous substances warehouse at the NV Iodine Plant, in accordance with Hazardous Substances Regulation DS 43.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 23	Gains (losses) from operating activities in the statement of income of expenses, included according to their nature

23.1	Revenue from operating activities customer activities

The Group derives revenues from the sale of goods (which are recognized at one point in time) and from the provision of services (which are recognized over time) and are distributed among the following geographical areas and main product and service lines:

(a)	Geographic areas:

For the year ended September 30, 2022
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	95,517	1,013	1,758	61,473	384	18,956	179,101
Latin America and the Caribbean	101,323	10,038	2,768	170,291	8,477	821	293,718
Europe	155,612	210,386	285,633	16,398	21,808	733	690,570
North America	363,365	107,450	123,338	56,283	47,511	690	698,637
Asia and Others	182,318	212,896	5,214,341	52,218	53,005	175	5,714,953
Total	898,135	541,783	5,627,838	356,663	131,185	21,375	7,576,979

For the year ended as of September 30, 2021
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	102,495	1,277	410	33,858	2,964	20,160	161,164
Latin America and the Caribbean	62,864	7,471	3,280	62,460	4,840	436	141,351
Europa	133,049	121,323	49,501	30,118	12,546	953	347,490
North America	216,705	80,558	34,743	45,481	21,436	1,606	400,529
Asia and Others	125,337	117,517	395,496	36,082	52,651	406	727,489
Total	640,450	328,146	483,430	207,999	94,437	23,561	1,778,023

Notes to the Consolidated Interim Financial Statements September 30, 2022

(b)	Main product and service lines:

	For the period from January to September of the year		For the period from July to September of the year
	2022	2021	2022	2021
Products and Services	ThUS$	ThUS$	ThUS$	ThUS$
Specialty plant nutrition	898,135	640,450	292,517	229,217
- Sodium Nitrates	18,835	14,729	10,100	3,056
- Potassium nitrate and sodium potassium nitrate	547,590	372,845	163,543	123,663
- Specialty Blends	217,277	172,295	77,727	73,807
- Other specialty fertilizers	114,433	80,581	41,147	28,691
Iodine and derivatives	541,783	328,146	215,125	108,630
Lithium and derivatives	5,627,838	483,430	2,334,861	185,157
Potassium	356,663	207,999	60,179	88,746
Industrial chemicals	131,185	94,437	45,161	40,491
Other	21,375	23,561	10,505	9,310
- Services	2,633	2,609	774	817
- Income from property leases	630	1,149	124	274
- Income from subleases on right-of-use assets	106	100	34	24
- Commodities	9,047	10,730	6,028	5,052
- Other ordinary income of Commercial Offices	8,959	8,973	3,545	3,143
Total	7,576,979	1,778,023	2,958,348	661,551

Notes to the Consolidated Interim Financial Statements September 30, 2022

23.2	Cost of sales

Cost of sales broken down by nature of expense:

	For the period from January to September of the year		For the period from July to September of the year
	2022	2021	2022	2021
Nature of expense	ThUS$	ThUS$	ThUS$	ThUS$
Raw materials and consumables used	(398,653)	(241,178)	(151,228)	(91,905)
Classes of employee benefit expenses	(201,847)	(162,133)	(57,896)	(58,872)
Depreciation expense	(159,219)	(150,351)	(56,637)	(50,846)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(4,770)	(4,456)	(1,647)	(1,523)
Amortization expense	(12,744)	(5,659)	(4,099)	(3,004)
Investment plan expenses	(7,386)	(9,200)	(2,164)	(3,201)
Provision for materials, spare parts and supplies	(5,971)	(548)	523	28
Contractors	(138,940)	(111,026)	(52,500)	(39,378)
Operating leases	(53,266)	(51,833)	(16,779)	(15,918)
Mining patents	(7,318)	(6,333)	(3,711)	(2,808)
Operational transportation	(60,846)	(56,368)	(21,520)	(24,164)
Freight / product transportation costs	(61,307)	(49,121)	(11,230)	(19,685)
Purchase of products from third parties	(395,738)	(239,284)	(150,037)	(108,667)
Insurance	(36,848)	(15,877)	(22,508)	(6,444)
Corfo rights and other agreements	(2,307,946)	(81,366)	(777,972)	(41,194)
Export costs	(98,666)	(78,557)	(10,118)	(9,669)
Expenses related to variable lease payments (contracts under IFRS 16)	(2,441)	(777)	(1,066)	(397)
Variation in gross inventory	485,227	14,162	(4,494)	15,087
Variation in inventory provision	(5,947)	4,742	(5,954)	1,219
Other	(7,598)	14,474	25,353	24,577
Total	(3,482,224)	(1,230,689)	(1,325,684)	(436,764)

Notes to the Consolidated Interim Financial Statements September 30, 2022

23.3	Other income

	For the period from January to September of the year		For the period from July to September of the year
	2022	2021	2022	2021
Other income	ThUS$	ThUS$	ThUS$	ThUS$
Discounts obtained from suppliers	1,000	659	412	232
Fines charged to suppliers	534	66	510	40
Amounts recovered from insurance	1,717	1,800	1,637	1,400
Overestimate of provisions for third-party obligations	321	148	38	73
Sale of assets classified as properties, plant and equipment	356	219	214	3
Sale of mining rights	280	274	154	37
Sales of materials, parts and supplies	126	8,296	126	77
Easements, pipelines and roads	2,077	3,059	183	107
Refunds for mining patents and notarial expenses	20	198	-	130
Recovery of legal fees	-	-	(1,029)	(917)
Others	1,151	1,345	420	143
Total	7,582	16,064	2,665	1,325

23.4	Administrative expenses

	For the period from January to September of the year		For the period from July to September of the year
	2022	2021	2022	2021
Administrative expenses	ThUS$	ThUS$	ThUS$	ThUS$
Employee benefit expenses	(48,281)	(43,348)	(14,826)	(15,369)
Marketing costs	(3,851)	(2,150)	(1,354)	(505)
Amortization expenses	(95)	(88)	(30)	(30)
Entertainment expenses	(2,877)	(2,592)	(847)	(585)
Advisory services	(18,055)	(10,333)	(8,046)	(3,071)
Lease of buildings and facilities	(2,900)	(2,527)	(1,142)	(1,008)
Insurance	(2,176)	(3,164)	(374)	(1,105)
Office expenses	(5,663)	(4,469)	(1,881)	(1,424)
Contractors	(5,552)	(5,098)	(1,977)	(3,193)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(1,987)	(1,951)	(620)	(668)
Other expenses	(10,906)	(8,145)	(4,302)	(3,024)
Total	(102,343)	(83,865)	(35,399)	(29,982)

Notes to the Consolidated Interim Financial Statements September 30, 2022

23.5	Other expenses

	For the period from January to September of the year		For the period from July to September of the year
	2022	2021	2022	2021
Other expenses	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation and amortization expense
Depreciation of assets not in use	-	(28)	-	(9)
Subtotal	-	(28)	-	(9)
Impairment losses / reversals of impairment losses recognized in profit for the year
Properties, plant and equipment	(447)	(6,301)	(156)	(503)
Intangible assets other than goodwill	-	(48)	-	-
Goodwill	(33,629)	-	(16,691)	-
Amortization of intangible assets	-	-	-	-
Subtotal	(34,076)	(6,349)	(16,847)	(503)
Other expenses, by nature
Legal expenses	(5,098)	(23,541)	(4,423)	(22,758)
VAT and other unrecoverable taxes	(5,345)	(1,393)	(5,035)	(983)
Fines paid	(556)	(803)	(284)	(43)
Investment plan expenses	(727)	1	-	1
Exploration expenses	-	-	-	3,373
Contributions and donations	(10,034)	(6,809)	(5,993)	(4,618)
Other operating expenses	(428)	(733)	820	445
Subtotal	(22,188)	(33,278)	(14,915)	(24,583)
Total	(56,264)	(39,655)	(31,762)	(25,095)

23.6	Other (losses) income

	For the period from January to September of the year		For the period from July to September of the year
	2022	2021	2022	2021
Other (losses) income	ThUS$	ThUS$	ThUS$	ThUS$
Adjustment to prior periods due to applying the equity method	(131)	44	(37)	109
Impairment of interests in associates	522	(3,879)	-	960
Others	(755)	37	1	-
Total	(364)	(3,798)	(36)	1,069

23.7	(Impairment) /reversal of value of financial assets impairment losses

	For the period from January to September of the year		For the period from July to September of the year
	2022	2021	2022	2021
Description	ThUS$	ThUS$	ThUS$	ThUS$
(Impairment) /reversal of value of financial assets impairment losses (See Note 13.2)	(5,745)	282	2,712	925
Totals	(5,745)	282	2,712	925

Notes to the Consolidated Interim Financial Statements September 30, 2022

23.8	Summary of expenses by nature

The following summary considers notes 23.2, 23.4 and 23.5

	For the period from January to September of the year		For the period from July to September of the year
	2022	2021	2022	2021
Expenses by nature	ThUS$	ThUS$	ThUS$	ThUS$
Raw materials and consumables	(398,653)	(241,178)	(151,228)	(91,905)
Employee Benefit Expenses	(250,128)	(205,481)	(72,722)	(74,241)
Depreciation expense	(159,219)	(150,379)	(56,637)	(50,855)
Depreciation of right-of-use Assets	(6,757)	(6,407)	(2,267)	(2,191)
Impairment of properties, plant and equipment, intangible and Goodwill	(34,076)	(6,349)	(16,847)	(503)
Amortization expense	(12,839)	(5,747)	(4,129)	(3,034)
Legal expenses	(5,098)	(23,541)	(4,423)	(22,758)
Investment plan expenses	(8,113)	(9,199)	(2,164)	(3,200)
Exploration expenses	-	-	-	3,373
Provision for materials, spare parts and supplies	(5,971)	(548)	523	28
Contractors	(144,492)	(116,124)	(54,477)	(42,571)
Operational leases	(56,166)	(54,360)	(17,921)	(16,926)
Mining patents	(7,318)	(6,333)	(3,711)	(2,808)
Operational transportation	(60,846)	(56,368)	(21,520)	(24,164)
Freight and product transportation costs	(61,307)	(49,121)	(11,230)	(19,685)
Purchase of products from third parties	(395,738)	(239,284)	(150,037)	(108,667)
Corfo rights y other agreements	(2,307,946)	(81,366)	(777,972)	(41,194)
Export costs	(98,666)	(78,557)	(10,118)	(9,669)
Expenses related to variable lease payments (contracts under IFRS 16)	(2,441)	(777)	(1,066)	(397)
Insurance	(39,024)	(19,041)	(22,882)	(7,549)
Consultant and advisor services	(18,055)	(10,333)	(8,046)	(3,071)
Variation in gross inventory	485,227	14,162	(4,494)	15,087
Variation in inventory provision	(5,947)	4,742	(5,954)	1,219
Other expenses	(47,258)	(12,620)	6,477	13,840
Total expenses by nature	(3,640,831)	(1,354,209)	(1,392,845)	(491,841)

23.9	Finance expenses

	For the period from January to September of the year		For the period from July to September of the year
	2022	2021	2022	2021
Finance expenses	ThUS$	ThUS$	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(2,277)	(1,905)	(759)	(663)
Interest expense from bonds	(81,063)	(63,326)	(27,092)	(21,629)
Interest expense from loans	(1,269)	(794)	(594)	(237)
Reversal of capitalized interest expenses	17,108	10,123	6,899	3,722
Financial expenses for restoration and rehabilitation provisions	6,510	(541)	7,831	328
Interest on lease agreement	(927)	(1,110)	(308)	(390)
Other finance costs	(3,495)	(1,060)	(2,582)	(411)
Total	(65,413)	(58,613)	(16,605)	(19,280)

Notes to the Consolidated Interim Financial Statements September 30, 2022

23.10	Finance income

	For the period from January to September of the year		For the period from July to September of the year
	2022	2021	2022	2021
Finance income	ThUS$	ThUS$	ThUS$	ThUS$
Interest from term deposits	12,144	2,150	4,207	706
Interest from marketable securities	3,203	44	2,441	20
Interest from maintenance of minimum bank balance in current account	2	2	2	-
Other finance income	1,291	65	899	38
Other finance interests	1,272	591	689	202
Total	17,912	2,852	8,238	966

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 24	Reportable segments

24.1	Reportable segments

(a)	General information:

The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 24.2).

The performance of each segment is measured based on net income and revenues. Inter-segment sales are made using terms and conditions at current market rates.

(b)	Factors used to identify segments on which a report should be presented:

The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

(c)	Description of the types of products and services from which each reportable segment obtains its income from ordinary activities

The operating segments, which obtain income from ordinary activities, generate expenses and have its operating results reviewed on a regular basis by the highest authority who makes decisions regarding operations, relate to the following groups of products:

(i)	Specialty plant nutrients

(ii)	Iodine and its derivatives

(iii)	Lithium and its derivatives

(iv)	Industrial chemicals

(v)	Potassium

(vi)	Other products and services

(d)	Description of income sources for all the other segments

Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the “Unallocated amounts” category of the disclosed information.

Notes to the Consolidated Interim Financial Statements September 30, 2022

(e)	Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, “Operating Segments”.

For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to coproduction processes, for example common leaching expenses for production of Iodine and Nitrates), Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production etc.

The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.

(f)	Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available, some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the “unallocated amounts” category.

(g)	Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available, some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the “unallocated amounts” category.

Notes to the Consolidated Interim Financial Statements September 30, 2022

24.2	Reportable segment disclosures:

Operating segment items as of	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of September 30, 2022
September 30, 2022	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	898,135	541,783	5,627,838	131,185	356,663	21,375	7,576,979	7,576,979	-	7,576,979
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	898,135	541,783	5,627,838	131,185	356,663	21,375	7,576,979	7,576,979	-	7,576,979
Costs of sales	(525,132)	(203,316)	(2,493,885)	(86,529)	(152,767)	(20,595)	(3,482,224)	(3,482,224)	-	(3,482,224)
Administrative expenses	-	-	-	-	-	-	-	-	(102,343)	(102,343)
Finance expense	-	-	-	-	-	-	-	-	(65,413)	(65,413)
Depreciation and amortization expense	(44,354)	(37,945)	(68,670)	(10,357)	(17,393)	(96)	(178,815)	(178,815)	-	(178,815)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	17,499	17,499
Income before taxes	373,003	338,467	3,133,953	44,656	203,896	780	4,094,755	4,094,755	(213,434)	3,881,321
Income tax expense	-	-	-	-	-	-	-	-	(1,119,584)	(1,119,584)
Net income (loss)	373,003	338,467	3,133,953	44,656	203,896	780	4,094,755	4,094,755	(1,333,018)	2,761,737
Assets	-	-	-	-	-	-	-	-	10,253,248	10,253,248
Equity-accounted investees	-	-	-	-	-	-	-	-	51,440	51,440
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	1,333,203	1,333,203
Liabilities	-	-	-	-	-	-	-	-	6,487,919	6,487,919
Impairment loss of financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	(5,745)	(5,745)
Impairment loss of non-financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	(34,076)	(34,076)
Cash flows
Cash flows from operating activities	-	-	-	-	-	-	-	-	2,939,799	2,939,799
Cash flows used in investing activities	-	-	-	-	-	-	-	-	23,837	23,837
Cash flows from financing activities	-	-	-	-	-	-	-	-	(851,728)	(851,728)

Notes to the Consolidated Interim Financial Statements September 30, 2022

Operating segment items as of	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of September 30, 2021
September 30, 2021	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	640,450	328,146	483,430	94,437	207,999	23,561	1,778,023	1,778,023	-	1,778,023
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	640,450	328,146	483,430	94,437	207,999	23,561	1,778,023	1,778,023	-	1,778,023
Costs of sales	(480,683)	(186,208)	(307,813)	(78,335)	(155,955)	(21,695)	(1,230,689)	(1,230,689)	-	(1,230,689)
Administrative expenses	-	-	-	-	-	-	-	-	(83,865)	(83,865)
Finance expense	-	-	-	-	-	-	-	-	(58,613)	(58,613)
Depreciation and amortization expense	(46,702)	(30,144)	(50,368)	(10,886)	(24,275)	(158)	(162,533)	(162,533)	-	(162,533)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	7,330	7,330
Income (loss) before taxes	159,767	141,938	175,617	16,102	52,044	1,866	547,334	547,334	(172,259)	375,075
Income tax expense	-	-	-	-	-	-	-	-	(105,888)	(105,888)
Net income (loss)	159,767	141,938	175,617	16,102	52,044	1,866	547,334	547,334	(278,147)	269,187
Assets	-	-	-	-	-	-	-	-	6,813,338	6,813,338
Equity-accounted investees	-	-	-	-	-	-	-	-	44,211	44,211
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	129,048	129,048
Liabilities	-	-	-	-	-	-	-	-	3,489,003	3,489,003
Impairment loss recognized in profit or loss	-	-	-	-	-	-	-	-	282	282
Impairment loss of non-financial assets	-	-	-	-	-	-	-	-	(6,349)	(6,349)
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-
Cash flows
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	418,849	418,849
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(660,704)	(660,704)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	1,612,523	1,612,523

Notes to the Consolidated Interim Financial Statements September 30, 2022

24.3	Statement of comprehensive income classified by reportable segments based on groups of products

Items in the statement of comprehensive income	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and corporate unit
as of September 30, 2022	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	898,135	541,783	5,627,838	131,185	356,663	21,375	-	7,576,979
Costs of sales	(525,132)	(203,316)	(2,493,885)	(86,529)	(152,767)	(20,595)	-	(3,482,224)
Gross profit	373,003	338,467	3,133,953	44,656	203,896	780	-	4.094.755
Other incomes by function	-	-	-	-	-	-	7,582	7,582
Administrative expenses	-	-	-	-	-	-	(102,343)	(102,343)
Other expenses by function	-	-	-	-	-	-	(56,264)	(56,264)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	(5,745)	(5,745)
Other losses	-	-	-	-	-	-	(364)	(364)
Financial income	-	-	-	-	-	-	17,912	17,912
Financial costs	-	-	-	-	-	-	(65,413)	(65,413)
Interest in the profit (loss) of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	17,499	17,499
Exchange differences	-	-	-	-	-	-	(26,298)	(26,298)
Profit (loss) before taxes	373,003	338,467	3,133,953	44,656	203,896	780	(213,434)	3,881,321
Income tax expense	-	-	-	-	-	-	(1,119,584)	(1,119,584)
Profit (loss) net	373,003	338,467	3,133,953	44,656	203,896	780	(1,333,018)	2,761,737

Notes to the Consolidated Interim Financial Statements September 30, 2022

Items in the statement of comprehensive income	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
as of September 30, 2021	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	640,450	328,146	483,430	94,437	207,999	23,561	-	1,778,023
Costs of sales	(480,683)	(186,208)	(307,813)	(78,335)	(155,955)	(21,695)	-	(1,230,689)
Gross profit	159,767	141,938	175,617	16,102	52,044	1,866	-	547,334
Other incomes by function	-	-	-	-	-	-	16,064	16,064
Administrative expenses	-	-	-	-	-	-	(83,865)	(83,865)
Other expenses by function	-	-	-	-	-	-	(39,655)	(39,655)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	282	282
Other gains (losses)	-	-	-	-	-	-	(3,798)	(3,798)
Financial income	-	-	-	-	-	-	2,852	2,852
Financial costs	-	-	-	-	-	-	(58,613)	(58,613)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	7,330	7,330
Exchange differences	-	-	-	-	-	-	(12,856)	(12,856)
Profit (loss) before taxes	159,767	141,938	175,617	16,102	52,044	1,866	(172,259)	375,075
Income tax expense	-	-	-	-	-	-	(105,888)	(105,888)
Profit (loss) net	159,767	141,938	175,617	16,102	52,044	1,866	(278,147)	269,187

Notes to the Consolidated Interim Financial Statements September 30, 2022

24.4	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

24.5	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers who individually represent 10% or more of its revenue.

Notes to the Consolidated Interim Financial Statements September 30, 2022

24.6	Segments by geographical areas

	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
Segments by geographical areas	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue at September 30, 2022	179,101	293,718	690,570	698,637	5,714,953	7,576,979
Non-current assets at September 30, 2022
Investment accounted for under the equity method	-	19,713	13,725	18,002	-	51,440
Intangible assets other than goodwill	79,248	445	6,487	1,456	82,313	169,949
Goodwill	809	-	158	-	-	967
Property, plant and equipment, net	2,118,853	684	11,331	4,616	368,394	2,503,878
Right-of-use assets	29,665	53	1,748	2,866	23,815	58,147
Other non-current assets	32,411	17	7	4,858	880	38,173
Non-current assets	2,260,986	20,912	33,456	31,798	475,402	2,822,554

	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
Segments by geographical areas	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue at September 30, 2021	161,164	141,351	347,490	400,529	727,489	1,778,023
Non-current assets at December 31, 2021
Investment accounted for under the equity method	-	8,683	15,242	15,899	-	39,824
Intangible assets other than goodwill	89,019	496	6,996	1,809	81,338	179,658
Goodwill	22,979	86	11,531	-	-	34,596
Property, plant and equipment, net	1,815,997	671	11,380	3,704	180,473	2,012,225
Right-of-use assets	29,803	68	2,040	3,351	17,346	52,608
Other non-current assets	27,626	16	6	3,950	1,889	33,487
Non-current assets	1,985,424	10,020	47,195	28,713	281,046	2,352,398

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 25   Effect of fluctuations in foreign currency exchange rates

(a)            Reserves for foreign currency exchange differences:

As of September 30, 2022, and December 2021, are detailed as follows:

	As of September 30, 2022	As of December 31, 2021
Details	ThUS$	ThUS$
Changes in equity generated by the equity method value through conversion:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	(9)	(9)
Proinsa Ltda.	(10)	(10)
Comercial Agrorama Ltda.	256	155
Isapre Norte Grande Ltda.	(204)	(121)
Almacenes y Depósitos Ltda.	464	305
Sacal S.A.	(3)	(3)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(53)	(36)
Agrorama S.A.	966	628
SQM Vitas Fzco	(3,765)	(4,165)
Ajay Europe	(2,555)	(1,413)
SQM Oceanía Pty Ltd.	(579)	(579)
SQM Indonesia S.A.	(124)	(124)
Abu Dhabi Fertilizers Industries WWL.	372	372
SQM Holland B.V.	99	99
SQM Thailand Limited	(68)	(68)
SQM Europe	(1,983)	(1,983)
SQM Australia Pty Ltd.	(1,530)	(1,732)
Pavoni & C. Spa	(676)	(153)
SQM Colombia SAS	(80)	(80)
Total	(8,478)	(7,913)

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 26   Disclosures on the effects of fluctuations in foreign currency exchange rates

a)	Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

		As of September 30, 2022	As of December 31, 2021
Class of assets	Currency	ThUS$	ThUS$
Cash and cash equivalents	USD	2,760,160	1,377,983
Cash and cash equivalents	CLP	331,015	4,416
Cash and cash equivalents	CNY	270,969	30,102
Cash and cash equivalents	EUR	13,872	14,374
Cash and cash equivalents	GBP	1	1
Cash and cash equivalents	AUD	120,175	72,107
Cash and cash equivalents	INR	6	-
Cash and cash equivalents	MXN	1,221	1,827
Cash and cash equivalents	PEN	4	6
Cash and cash equivalents	AED	2	1
Cash and cash equivalents	JPY	542	1,182
Cash and cash equivalents	ZAR	8,264	13,048
Cash and cash equivalents	KRW	-	-
Cash and cash equivalents	IDR	3	3
Cash and cash equivalents	PLN	1	1
Subtotal cash and cash equivalents		3,506,235	1,515,051
Other current financial assets	USD	150,535	668,360
Other current financial assets	BRL	126	48
Other current financial assets	CLP	155,335	250,641
Subtotal other current financial assets		305,996	919,049
Other current non-financial assets	USD	14,840	18,486
Other current non-financial assets	AUD	9,575	11,066
Other current non-financial assets	CLF	30	150
Other current non-financial assets	CLP	59,436	27,536
Other current non-financial assets	CNY	104,258	5,213
Other current non-financial assets	EUR	412	1,050
Other current non-financial assets	COP	129	153
Other current non-financial assets	MXN	6,539	6,092
Other current non-financial assets	THB	2	8
Other current non-financial assets	JPY	186	73
Other current non-financial assets	ZAR	5,584	42
Other current non-financial assets	SEK	11,317	1
Subtotal other non-financial current assets		212,308	69,870
Trade and other receivables	USD	677,791	400,753
Trade and other receivables	PEN	-	-
Trade and other receivables	BRL	22	21
Trade and other receivables	CLF	404	459
Trade and other receivables	CLP	74,928	43,496
Trade and other receivables	CNY	218,842	108,822
Trade and other receivables	EUR	35,246	35,514
Trade and other receivables	GBP	220	46
Trade and other receivables	MXN	1,186	237
Trade and other receivables	AED	3,552	1,888
Trade and other receivables	JPY	113	36,000
Trade and other receivables	AUD	1,370	1,214
Trade and other receivables	ZAR	15,898	23,568
Trade and other receivables	COP	2,514	2,055
Trade and other receivables	SEK	-	-
Subtotal trade and other receivables		1,032,086	654,073
Receivables from related parties	USD	98,300	83,088
Receivables from related parties	EUR	1,491	1,150
Receivables from related parties	AUD	179	1,914
Subtotal receivables from related parties		99,970	86,152

Notes to the Consolidated Interim Financial Statements September 30, 2022

		As of September 30, 2022	As of December 31, 2021
Class of assets	Currency	ThUS$	ThUS$
Current inventories	USD	1,661,960	1,183,776
Subtotal Current Inventories		1,661,960	1,183,776
Current tax assets	USD	126,985	154,709
Current tax assets	BRL	1	1
Current tax assets	CLP	2,010	1,727
Current tax assets	CNY	10	-
Current tax assets	EUR	148	171
Current tax assets	MXN	57	31
Current tax assets	PEN	-	3
Current tax assets	ZAR	-	13
Current tax assets	COP	1,433	887
Subtotal current tax assets		130,644	157,542
Non-current assets or groups of assets classified as held for sale	USD	321	582
Subtotal Non-current assets or groups of assets classified as held for sale		321	582
Total current assets		6,949,520	4,586,095
Other non-current financial assets	USD	8,813	9,268
Subtotal Other non-current financial assets		8,813	9,268
Other non-current non-financial assets	USD	38,173	33,487
Subtotal Other non-current non-financial assets		38,173	33,487
Other receivables, non-current	USD	490	5,239
Other receivables, non-current	CLF	77	86
Other receivables, non-current	MXN	199	26
Other receivables, non-current	CLP	752	821
Subtotal Other receivables, non-current		1,518	6,172
Investments classified using the equity method of accounting	USD	21,975	20,526
Investments classified using the equity method of accounting	AED	19,416	7,879
Investments classified using the equity method of accounting	EUR	10,049	11,419
Subtotal Investments classified using the equity method of accounting		51,440	39,824
Intangible assets other than goodwill	USD	169,949	179,658
Subtotal intangible assets other than goodwill		169,949	179,658
Purchases goodwill, gross	USD	967	34.596
Subtotal Purchases goodwill, gross		967	34,596
Property, plant and equipment	USD	2,503,878	2,012,225
Subtotal property, plant and equipment		2,503,878	2,012,225
Right-of-use assets	USD	58,147	52,608
Subtotal Right-of-use assets		58,147	52,608
Non-current tax assets	USD	127,114	90,364
Subtotal non-current tax assets		127,114	90,364
Deferred Tax Assets	USD	343,729	-
Subtotal Deferred Tax Assets		343,729	-
Total non-current assets		3,303,728	2,458,202
Total assets		10,253,248	7,044,297

Notes to the Consolidated Interim Financial Statements September 30, 2022

		As of September 30, 2022			As of December 31, 2021
		Up to 90 days	More than 90 days to 1 year	Total	Up to 90 days	More than 90 days to 1 year	Total
Class of liability	Currency	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities
Other current financial liabilities	USD	402,837	5,231	408,068	28,519	4,234	32,753
Other current financial liabilities	CLF	15,810	248	16,058	18,259	293	18,552
Subtotal other current financial liabilities		418,647	5,479	424,126	46,778	4,527	51,305
Lease liabilities, current	USD	-	5,575	5,575	-	4,625	4,625
Lease liabilities, current	CLF	-	2,314	2,314	-	2,263	2,263
Lease liabilities, current	MXN	-	449	449	-	434	434
Lease liabilities, current	EUR	-	385	385	-	382	382
Lease liabilities, current	AUD	-	1,216	1,216	-	-	-
Subtotal Lease liabilities, current		-	9,939	9,939	-	7,704	7,704
Trade and other payables	USD	393,654	-	393,654	98,918	76	98,994
Trade and other payables	CLF	912	-	912	1,330	-	1,330
Trade and other payables	BRL	5	-	5	5	-	5
Trade and other payables	THB	4	-	4	2	-	2
Trade and other payables	CLP	170,496	-	170,496	115,504	-	115,504
Trade and other payables	CNY	3,255	-	3,255	3,198	-	3,198
Trade and other payables	EUR	43,786	4	43,790	41,242	984	42,226
Trade and other payables	GBP	29	-	29	18	-	18
Trade and other payables	INR	-	-	-	1	-	1
Trade and other payables	MXN	1,289	-	1,289	881	-	881
Trade and other payables	PEN	-	-	-	1	-	1
Trade and other payables	AUD	30,786	-	30,786	15,876	-	15,876
Trade and other payables	ZAR	1,642	-	1,642	1,288	-	1,288
Trade and other payables	JPY	-	-	-	99	-	99
Trade and other payables	CHF	122	-	122	-	-	-
Trade and other payables	COP	143	-	143	227	-	227
Trade and other payables	KRW	-	863	863	-	-	-
Subtotal trade and other payables		646,123	867	646,990	278,590	1,060	279,650
Other current provisions	USD	78,364	971,513	1,049,877	54,134	263,332	317,466
Other current provisions	CLP	182	-	182	200	-	200
Subtotal other current provisions		78,546	971,513	1,050,059	54,334	263,332	317,666

Notes to the Consolidated Interim Financial Statements September 30, 2022

		As of September 30, 2022			As of December 31, 2021
		Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Total
Class of liability	Currency	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current tax liabilities	USD	-	330,469	330,469	-	149,997	149,997
Current tax liabilities	CLP	-	11	11	-	12	12
Current tax liabilities	EUR	-	49,613	49,613	-	5,547	5,547
Current tax liabilities	MXN	-	5,931	5,931	-	1,841	1,841
Current tax liabilities	CNY	-	648	648	-	9,538	9,538
Current tax liabilities	KRW	-	-	-	-	-	-
Subtotal current tax liabilities		-	386,672	386,672	-	166,935	166,935
Provisions for employee benefits, current	USD	18,482	5,951	24,433	14,341	11,776	26,117
Provisions for employee benefits, current	AUD	225	-	225	-	272	272
Provisions for employee benefits, current	EUR	-	-	-	214	-	214
Provisions for employee benefits, current	MXN	-	-	-	172	-	172
Subtotal Provisions for employee benefits, current		18,707	5,951	24,658	14,727	12,048	26,775
Other current non-financial liabilities	USD	695,942	75	696,017	99,643	8,593	108,236
Other current non-financial liabilities	BRL	1	-	1	1	-	1
Other current non-financial liabilities	CLP	5,706	26,666	32,372	6,342	2,941	9,283
Other current non-financial liabilities	CNY	27	9	36	20,736	-	20,736
Other current non-financial liabilities	EUR	2,125	-	2,125	1,281	423	1,704
Other current non-financial liabilities	MXN	788	-	788	562	-	562
Other current non-financial liabilities	JPY	19	21	40	32	-	32
Other current non-financial liabilities	PEN	70	-	70	70	-	70
Other current non-financial liabilities	COP	138	-	138	-	157	157
Other current non-financial liabilities	ARS	-	-	-	47	-	47
Other current non-financial liabilities	ZAR	-	-	-	846	-	846
Other current non-financial liabilities	KRW	436	-	436	-	-	-
Subtotal other current non-financial liabilities		705,252	26,771	732,023	129,560	12,114	141,674
Total current liabilities		1,867,275	1,407,192	3,274,467	523,989	467,720	991,709

Notes to the Consolidated Interim Financial Statements September 30, 2022

		As of September 30, 2022
		Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
Class of liability	Currency	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	-	-	249,422	-	1,596,378	1,845,800
Other non-current financial liabilities	CLF	-	-	-	-	349,695	349,695
Subtotal Other non-current financial liabilities		-	-	249,422	-	1,946,073	2,195,495
Non-current lease liabilities	USD	-	10,893	-	2,203	-	13,096
Non-current lease liabilities	CLP	-	-	-	24	-	24
Non-current lease liabilities	UF	-	-	-	11,571	-	11,571
Non-current lease liabilities	MXN	-	-	-	1,191	-	1,191
Non-current lease liabilities	EUR	-	-	-	1,518	-	1,518
Non-current lease liabilities	JPY	-	-	-	20,258	-	20,258
Subtotal non-current lease liabilities		-	10,893	-	36,765	-	47,658
Non-current Trade and other payables	USD	-	827	-	-	-	827
Subtotal Non-current Trade and other payables		-	827	-	-	-	827
Other non-current provisions	USD	-	2,707	-	28,444	26,860	58,011
Subtotal Other non-current provisions		-	2,707	-	28,444	26,860	58,011
Deferred tax liabilities	USD	-	-	-	-	-	-
Subtotal Deferred tax liabilities		-	-	-	-	-	-
Provisions for employee benefits, non-current	USD	25,271	-	-	-	5,886	31,157
Provisions for employee benefits, non-current	CLP	379	-	-	-	-	379
Subtotal Provisions for employee benefits, non-current		25,650	-	-	-	5,886	29,812
Total non-current liabilities		25,650	14,427	249,422	65,209	1,978,819	2,333,527
Total liabilities							5,607,994

Notes to the Consolidated Interim Financial Statements September 30, 2022

		As of December 31, 2021
		Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
Class of liability	Currency	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	369,446	72,900	249,097	-	1,523,473	2,214,916
Other non-current financial liabilities	CLF	-	-	-	-	372,816	372,816
Subtotal Other non-current financial liabilities		369,446	72,900	249,097	-	1,896,289	2,587,732
Non-current lease liabilities	USD	-	6,695	-	23,174	-	29,869
Non-current lease liabilities	UF	-	-	-	13,313	-	13,313
Non-current lease liabilities	MXN	-	-	-	1,530	-	1,530
Non-current lease liabilities	JPY	-	-	-	1,807	-	1,807
Subtotal non-current lease liabilities		-	6,695	-	39,824	-	46,519
Non-current Trade and other payables	USD	-	3,813	-	-	-	3,813
Subtotal Non-current Trade and other payables		-	3,813	-	-	-	3,813
Other non-current provisions	USD	-	4,257	-	31,017	25,764	61,038
Subtotal Other non-current provisions		-	4,257	-	31,017	25,764	61,038
Deferred tax liabilities	USD	-	919	-	-	109,497	110,416
Subtotal Deferred tax liabilities		-	919	-	-	109,497	110,416
Provisions for employee benefits, non-current	USD	26,710	-	-	-	-	26,710
Provisions for employee benefits, non-current	CLP	389	-	-	-	-	389
Subtotal Provisions for employee benefits, non-current		27,099	-	-	-	-	27,099
Total non-current liabilities		396,545	88,584	249,097	70,841	2,031,550	2,836,617
Total liabilities							3,828,326

b)	Effects of changes in foreign currency exchange rates on the statement of net income and other comprehensive income.

	For the period from January to September of the year
	2022	2021
Foreign currency exchange rate changes	ThUS$	ThUS$
Profit (loss) in foreign currency	(26,298)	(12,856)
Foreign currency translation reserve	(208)	4,340
Total	(26,506)	(8,516)

The average and closing exchange rate for foreign currency is disclosed in Note 3.3

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 27	Income tax and deferred taxes

Tax receivables as of September 30, 2022 and December 31, 2021, are as follows:

27.1	Current and non-current tax assets

(a)	Current

	As of September 30, 2022	As of December 31, 2021
Current tax assets	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	1,109	435
Monthly provisional income tax payments, foreign companies	2,685	62
Corporate tax credits (1)	559	674
1st category tax absorbed by tax losses (2)	-	26,848
Taxes in recovery process	126,291	129,523
Total	130,644	157,542

(b)	Non-current

	As of September 30, 2022	As of December 31, 2021
Non-current tax assets	ThUS$	ThUS$
Total tax paid at SQM Salar (see note 21.3)	127,114	90,364
Total	127,114	90,364

(1)	These credits are available for companies and are related to corporate tax payments in April of the following year. These credits include, among others, credits for training expenses (SENCE), credits for acquisition of fixed assets, donations and credits in Chile for taxes paid abroad.

(2)	This concept corresponds to the tax loss absorption determined by the company at the end of the year, which must be attributed to the dividends received during the year.

Notes to the Consolidated Interim Financial Statements September 30, 2022

27.2	Current tax liabilities

	As of September 30, 2022	As of December 31, 2021
Current tax liabilities	ThUS$	ThUS$
1st Category income tax	319,490	139,842
Foreign company income tax	67,182	27,055
Article 21 single tax	-	38
Total	386,672	166,935

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 20,780 is 27%.

The royalty is determined by applying the taxable rate to the net operating income obtained, according to the chart in force. The Company currently provisioned 9.57% for mining royalties that involve operations in the Salar de Atacama and 8.46% for caliche extraction operations.

The income tax rate for the main countries where the Company operates is presented below:

	Income tax		Income tax
Country	2022		2021
Spain	25%		25%
Belgium	25%		25%
Mexico	30%		30%
United States	21% + 3.51%		21% + 3.51%
South Africa	28%		28%
Korea	25%		25%
China	25%+12	% (1)	25%+12	% (1)

(1)	Additional tax of 12% on VAT payable.

Notes to the Consolidated Interim Financial Statements September 30, 2022

27.3	Income tax and deferred taxes

(a)	Deferred tax assets and liabilities as of September 30, 2022

	Net liability position
	Assets	Liabilities
Description of deferred tax assets and liabilities as of September 30, 2022	ThUS$	ThUS$
Unrealized loss	598,425	-
Property, plant and equipment and capitalized interest	-	(183,699)
Restoration and rehabilitation provision	5,291	-
Manufacturing expenses	-	(169,523)
Employee benefits and unemployment insurance	-	(8,188)
Vacation accrual	6,714	-
Inventory provision	22,116	-
Materials provision	11,798	-
Others employee benefits	1,130	-
Research and development expenses	-	(7,929)
Bad debt provision	1,881	-
Provision for legal complaints and expenses	6,706	-
Loan acquisition expenses	-	(8,368)
Financial instruments recorded at market value	5,398	-
Specific tax on mining activity	-	(6,825)
Tax loss benefit	47,634	-
Other	9,373	-
Foreign items (other)	11,795	-
Balances to date	728,261	(384,532)
Net balance		343,729

Notes to the Consolidated Interim Financial Statements September 30, 2022

(b)	Deferred tax assets and liabilities as of December 31, 2021

	Net liability position
	Assets	Liabilities
Description of deferred tax assets and liabilities as of December 31, 2021	ThUS$	ThUS$
Unrealized loss	144,181	-
Property, plant and equipment and capitalized interest	-	(189,073)
Restoration and rehabilitation provision	6,567	-
Manufacturing expenses	-	(108,181)
Employee benefits and unemployment insurance	-	(7,485)
Vacation accrual	6,039	-
Inventory provision	20,557	-
Materials provision	10,554	-
Others employee benefits	929	-
Research and development expenses	-	(5,387)
Bad debt provision	2,708	-
Provision for legal complaints and expenses	334	-
Loan acquisition expenses	-	(8,967)
Financial instruments recorded at market value	5,242	-
Specific tax on mining activity	-	(4,545)
Tax loss benefit	8,557	-
Other	-	(4,274)
Foreign items (other)	11,828	-
Balances to date	217,496	(327,912)
Net balance		(110,416)

Notes to the Consolidated Interim Financial Statements September 30, 2022

(c)	Reconciliation of changes in deferred tax liabilities (assets) as of September 30, 2022

Reconciliation of changes in deferred tax liabilities (assets)	Deferred tax liability (asset) at beginning of period	Deferred tax (expense) benefit recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(144,181)	(454,244)	-	(454,244)	(598,425)
Property, plant and equipment and capitalized interest	189,073	(5,374)	-	(5,374)	183,699
Restoration and rehabilitation provision	(6,567)	1,276	-	1,276	(5,291)
Manufacturing expenses	108,181	61,342	-	61,342	169,523
Employee benefits and unemployment insurance	7,486	766	(64)	702	8,188
Vacation accrual	(6,039)	(675)	-	(675)	(6,714)
Inventory provision	(20,557)	(1,559)	-	(1,559)	(22,116)
Materials provision	(10,554)	(1,244)	-	(1,244)	(11,798)
Derivative financial instruments	-	1,334	(1,334)	-	-
Others employee benefits	(929)	(201)	-	(201)	(1,130)
Research and development expenses	5,387	2,542	-	2,542	7,929
Bad debt provision	(2,708)	827	-	827	(1,881)
Provision for legal complaints and expenses	(334)	(6,372)	-	(6,372)	(6,706)
Loan approval expenses	8,967	(599)	-	(599)	8,368
Financial instruments recorded at market value	(5,243)	-	(155)	(155)	(5,398)
Specific tax on mining activity	4,545	2,279	1	2,280	6,825
Tax loss benefit	(8,557)	(39,077)	-	(39,077)	(47,634)
Others	4,274	(13,647)	-	(13,647)	(9,373)
Foreign items (other)	(11,828)	33	-	33	(11,795)
Total temporary differences, unused losses and unused tax credits	110,416	(452,593)	(1,552)	(454,145)	(343,729)

Notes to the Consolidated Interim Financial Statements September 30, 2022

(d)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2021

Reconciliation of changes in	Deferred tax liability (asset) at beginning of period	Deferred tax (expense) benefit recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
deferred tax liabilities (assets)	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(90,585)	(53,596)	-	(53,596)	(144,181)
Property, plant and equipment and capitalized interest	187,168	1,905	-	1,905	189,073
Restoration and rehabilitation provision	(6,597)	30	-	30	(6,567)
Manufacturing expenses	107,215	966	-	966	108,181
Employee benefits and unemployment insurance	6,669	687	130	817	7,486
Vacation accrual	(6,138)	99	-	99	(6,039)
Inventory provision	(22,200)	1,643	-	1,643	(20,557)
Materials provision	(8,812)	(1,742)	-	(1,742)	(10,554)
Derivative financial instruments	-	14,246	(14,246)	-	-
Others employee benefits	-	(929)	-	(929)	(929)
Research and development expenses	3,581	1,806	-	1,806	5,387
Bad debt provision	(5,072)	2,364	-	2,364	(2,708)
Provision for legal complaints and expenses	(19,637)	19,303	-	19,303	(334)
Loan approval expenses	5,212	3,755	-	3,755	8,967
Financial instruments recorded at market value	3,929	(5,354)	(3,818)	(9,172)	(5,243)
Specific tax on mining activity	3,012	1,521	12	1,533	4,545
Tax loss benefit	(844)	(7,713)	-	(7,713)	(8,557)
Others	(1,454)	5,728	-	5,728	4,274
Foreign items (other)	654	(12,482)	-	(12,482)	(11,828)
Total temporary differences, unused losses and unused tax credits	156,101	(27,763)	(17,922)	(45,685)	110,416

(e)	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of September 30, 2022, and December 31, 2021, tax loss carryforwards are detailed as follows:

	As of September 30, 2022	As of December 31, 2021
Deferred taxes related to benefits for tax losses	ThUS$	ThUS$
Chile	828	7,113
Foreign	46,806	1,444
Total	47,634	8,557

The tax losses as of September 30, 2022, which are the basis for these deferred taxes correspond mainly to SQM Potasio S.A., Comercial Hydro, Orcoma SpA., Orcoma Estudio SpA, SCM Búfalo and SQM Australia Pty.

Notes to the Consolidated Interim Financial Statements September 30, 2022

(f)	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of September 30, 2022 and December 31, 2021 are detailed as follows:

	Assets (liabilities)
	As of September 30, 2022	As of December 31, 2021
Movements in deferred tax assets and liabilities	ThUS$	ThUS$
Deferred tax assets and liabilities, net opening balance	110,416	(156,101)
Increase (decrease) in deferred taxes in profit or loss	(452,593)	27,763
Increase (decrease) deferred taxes in equity	(1,552)	17,922
Total	(343,729)	(110,416)

(g)	Disclosures on income tax (expenses) benefit

Current and deferred tax (expenses) benefit are detailed as follows:

	(Expense) Income
	As of September 30, 2022	As of September 30, 2021
Disclosures on income tax (expense) benefit	ThUS$	ThUS$
Current income tax (expense) benefit
Current tax (expense)	(1,571,305)	(113,540)
Adjustments to prior year current income tax (expense) benefit	(872)	2,326
Current income tax expense, net, total	(1,572,177)	(111,214)
Deferred tax (expense) benefit
Deferred tax benefits relating to the creation and reversal of temporary differences	449,295	6,077
Tax adjustments related to the creation and reversal of temporary differences from the previous year	3,298	(751)
Total deferred tax benefits, net	452,593	5,326
Income tax expense	(1,119,584)	(105,888)

Tax (expenses) benefits for foreign and domestic parties are detailed as follows:

	(Expense) Income
	As of September 30, 2022	As of September 30, 2021
Income tax (expense) benefit	ThUS$	ThUS$
Current income tax benefit (expense) by foreign and domestic parties, net
Current income tax (expenses), foreign parties, net	(288,935)	(24,045)
Current income tax (expenses), domestic, net	(1,283,242)	(87,169)
Current income tax expense, net, total	(1,572,177)	(111,214)
Deferred tax benefit (expense) by foreign and domestic parties, net
Current income tax benefit (expense) benefit, foreign parties, net	(2,703)	(9,224)
Current income tax benefits, domestic, net	455,296	14,550
Deferred tax expense, net, total	452,593	5,326
Income tax expense	(1,119,584)	(105,888)

Notes to the Consolidated Interim Financial Statements September 30, 2022

(h)	Disclosures on the tax effects of other comprehensive income components:

	As of September 30, 2022
Income tax related to other income and expense components with a charge	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
or credit to net equity	ThUS$	ThUS$	ThUS$
Gain (losses) from defined benefit plans	637	63	700
Cash flow hedge	(4,882)	1,334	(3,548)
Reserve for gains (losses) gains from financial assets measured at fair value through other comprehensive income	(574)	155	(419)
Total	(4,819)	1,552	(3,267)

	As of September 30, 2021
Income tax related to other income and expense components with a charge	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
or credit to net equity	ThUS$	ThUS$	ThUS$
Gains (losses) from defined benefit plans	3,772	(610)	3,162
Cash flow hedges	(55,289)	14,928	(40,361)
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(10,663)	3,437	(7,226)
Total	(62,180)	17,755	(44,425)

(i)	Explanation of the relationship between (expense) benefit for tax purposes and accounting income.

Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that discloses the most significant information for users of the financial statements is the numeric conciliation between the tax benefit (expense) and the result of multiplying the accounting profit by the current rate in Chile. The aforementioned choice is based on the fact that the Company and subsidiaries established in Chile generate a large part of the Company’s tax benefit (expense). The amounts provided by subsidiaries established outside Chile have no relative importance in the overall context.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Reconciliation between the tax benefit (expense) and the tax calculated by multiplying income before taxes by the Chilean corporate income tax rate.

	(Expense) Benefit
	As of September 30, 2022	As of September 30, 2021
Income Tax Expense (Benefit)	ThUS$	ThUS$
Consolidated income before taxes	3,881,321	375,075
Statutory Income tax rate in Chile	27%	27%
Tax expense using the statutory tax rate	(1,047,957)	(101,270)
Net effect of royalty tax payments	(40,673)	(4,323)
Effect of fines affected by article 21 and passive income	(7,643)	-
Tax effect of revenue from regular activities exempt from taxation	2,028	3,487
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	(1,510)	(2,198)
Tax effect of tax rates supported abroad	(22,331)	(4,368)
Other tax effects of reconciliation of accounting income to tax expense	(1,498)	2,784
Tax expense using the effective tax rate	(1,119,584)	(105,888)

Notes to the Consolidated Interim Financial Statements September 30, 2022

(j)	Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin:

(i)	Chile

According to article 200 of Decree Law No 830, the taxes will be reviewed for any deficiencies in terms of payment and to generate any taxes that might arise. There is a 3-year prescriptive period for such review, dating from the expiration of the legal deadline when payment should have been made. This prescriptive period can be extended to 6 years for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented with maliciously false information.

(ii)	United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

(iii)	Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

(iv)	Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

(v)	Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

(vi)	South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

(vii)	China:

Tax returns up to 3 years old from the due date of the return can be reviewed, in special circumstances this can be extended to 5 years. When tax evasion or fraud is involved, the tax authorities will pursue the collection of tax and there is no time limit.

(viii)	Korea:

Tax returns up to 5 years old from the due date of the return can be reviewed, but this can be extended to 7 years for cross-border transactions. Failure to file the tax return on the legal due date will result in this deadline being extended by up to 5 years and 10 years for cross-border transactions. When tax evasion or fraud is involved, it will be extended by up to 10 years and 15 years for cross-border transactions.

Notes to the Consolidated Interim Financial Statements September 30, 2022

Note 28	Events occurred after the reporting date

28.1	Authorization of the financial statements

The consolidated financial statements of the Company and its subsidiaries, prepared in accordance with IFRS for the year ended September 30, 2022, were approved and authorized for issuance by the Company´s Board of Directors on November 16, 2022.

28.2	Disclosures on events occurring after the reporting date

(a)	On October 13, 2022, the Company communicated that it had signed a long-term agreement with GE Healthcare to supply iodine.

(b)	On November 16, 2022, the Board of Directors amended the general habituality policy for transactions with related parties, which was approved at its meeting held on March 3, 2021 and also approved the associated text, which was published as a material event.

Management is not aware of any other significant events that occurred between September 30, 2022, and the date of issuance of these consolidated financial statements that may significantly affect them.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: November 23, 2022	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

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